Semiannual Report

June 30, 2011

Ivy Funds Variable Insurance Portfolios
Pathfinder Aggressive
Pathfinder Conservative
Pathfinder Moderate
Pathfinder Moderately Aggressive
Pathfinder Moderately Conservative
Asset Strategy
Balanced
Bond
Core Equity
Dividend Opportunities
Energy
Global Bond
Global Natural Resources

Growth
High Income
International Core Equity
International Growth
Limited-Term Bond
Micro Cap Growth
Mid Cap Growth
Money Market
Real Estate Securities
Science and Technology
Small Cap Growth
Small Cap Value
Value



CONTENTS
Ivy Funds VIP



Henry J. Herrmann, CFA

Dear Shareholder:

In the six months since our last report to you, investors have witnessed a number of events that have had significant effect on the markets. Heading into the period, the fourth quarter of 2010 saw a dramatic run up in stocks with the broad indexes posting impressive gains and the U.S. economy growing at a 3.1 percent annual rate. Although the U.S. economy remained resilient during the first half of 2011, growth slowed as a number of challenges emerged.

The economy grew at a 0.4 percent annual rate during the first quarter in the face of several shocks including increasing instability in the Middle East and concerns about European sovereign debt. The massive earthquake and tsunami that struck Japan in March created significant supply chain disruptions, particularly in the automotive sector, which only now are beginning to be resolved. In the U.S., with the recovery slowing, additional uncertainty continued related to ongoing high unemployment and a sluggish housing market, financial reform and, later in the second quarter, Congressional debate about government spending tied to a need to raise the debt ceiling.

Against this difficult backdrop, the S&P 500 Index posted a 5 percent gain for the six months ended June 30, 2011, while fixed-income markets, as measured by the Citigroup Broad Investment Grade Index, returned 2.66 percent on an annualized basis.

Numerous issues remain, including the geopolitical challenges in the Middle East, which are likely to remain unresolved for some time, and government debt and budget problems abroad and in the United States. Nonetheless, we are optimistic that better days are ahead. Supply chain issues related to the events in Japan are improving, which means auto production should provide a significant lift to second half GDP. Interest rates are still low, Federal Reserve and government policy is accommodative, and companies are reporting robust activity and very strong profits.

Economic Snapshot

	6-30-2011	12-31-2010
S&P 500 Index	1320.64	1257.64
MSCI EAFE Index	1708.08	1658.30
Citigroup Broad Investment Grade Index (annualized yield to maturity)	2.63%	2.77%
U.S. unemployment rate	9.2%	9.4%
30-year fixed mortgage rate	4.51%	4.69%
Oil price per barrel	$ 95.42	$ 89.84

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership, and encourage you to share in our optimism for the future.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Ivy Funds Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2011.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Ivy Funds VIP

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-10	Ending Account Value 6-30-11	Expenses Paid During Period*	Beginning Account Value 12-31-10	Ending Account Value 6-30-11	Expenses Paid During Period*	
Pathfinder Aggressive	$1,000	$1,043.30	$0.41	$1,000	$1,024.41	$0.40	0.08%
Pathfinder Conservative	$1,000	$1,029.40	$0.41	$1,000	$1,024.39	$0.40	0.08%
Pathfinder Moderate	$1,000	$1,037.40	$0.20	$1,000	$1,024.59	$0.20	0.04%
Pathfinder Moderately Aggressive	$1,000	$1,040.20	$0.20	$1,000	$1,024.61	$0.20	0.04%
Pathfinder Moderately Conservative	$1,000	$1,034.90	$0.31	$1,000	$1,024.51	$0.30	0.06%
Asset Strategy	$1,000	$1,072.80	$5.08	$1,000	$1,019.87	$4.95	0.99%
Balanced	$1,000	$1,065.40	$5.16	$1,000	$1,019.75	$5.05	1.02%
Bond	$1,000	$1,023.40	$3.95	$1,000	$1,020.92	$3.94	0.78%
Core Equity	$1,000	$1,092.10	$5.02	$1,000	$1,020.01	$4.85	0.97%
Dividend Opportunities	$1,000	$1,046.10	$5.12	$1,000	$1,019.79	$5.05	1.01%
Energy	$1,000	$1,064.00	$6.40	$1,000	$1,018.64	$6.26	1.24%
Global Bond	$1,000	$1,004.20	$6.11	$1,000	$1,018.70	$6.16	1.23%
Global Natural Resources	$1,000	$1,007.20	$6.82	$1,000	$1,017.95	$6.86	1.38%
Growth	$1,000	$1,061.20	$4.95	$1,000	$1,019.98	$4.85	0.97%
High Income	$1,000	$1,051.80	$4.62	$1,000	$1,020.31	$4.55	0.90%
International Core Equity	$1,000	$1,029.60	$5.99	$1,000	$1,018.90	$5.96	1.19%
International Growth	$1,000	$1,064.40	$5.88	$1,000	$1,019.10	$5.75	1.15%
Limited-Term Bond	$1,000	$1,015.80	$3.83	$1,000	$1,021.04	$3.84	0.76%
Micro Cap Growth	$1,000	$1,048.60	$6.86	$1,000	$1,018.05	$6.76	1.36%
Mid Cap Growth	$1,000	$1,093.20	$6.07	$1,000	$1,019.02	$5.86	1.16%
Money Market	$1,000	$1,000.10	$1.60	$1,000	$1,023.23	$1.62	0.32%
Real Estate Securities	$1,000	$1,095.20	$7.02	$1,000	$1,018.08	$6.76	1.35%
Science and Technology	$1,000	$1,065.80	$5.99	$1,000	$1,019.01	$5.86	1.17%
Small Cap Growth	$1,000	$1,098.90	$5.98	$1,000	$1,019.14	$5.75	1.14%
Small Cap Value	$1,000	$ 994.40	$5.78	$1,000	$1,018.97	$5.86	1.18%
Value	$1,000	$1,045.80	$5.11	$1,000	$1,019.81	$5.05	1.01%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2011, and divided by 365.

(1) This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2) This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only.

Pathfinder Portfolios

Pathfinder Aggressive – Asset Allocation

Ivy Funds VIP International Growth	16.3%
Ivy Funds VIP Growth	15.2%
Ivy Funds VIP Limited-Term Bond[1]	15.2%
Ivy Funds VIP International Core Equity	13.8%
Ivy Funds VIP Dividend Opportunities	11.7%
Ivy Funds VIP Small Cap Value	7.5%
Ivy Funds VIP Value	6.9%
Ivy Funds VIP Bond	5.1%
Ivy Funds VIP Mid Cap Growth	5.0%
Ivy Funds VIP Small Cap Growth	3.0%
Cash and Cash Equivalents	0.3%

Pathfinder Conservative – Asset Allocation

Ivy Funds VIP Bond	30.4%
Ivy Funds VIP Money Market[1]	19.8%
Ivy Funds VIP Dividend Opportunities	16.4%
Ivy Funds VIP Limited-Term Bond	10.0%
Ivy Funds VIP Growth	7.0%
Ivy Funds VIP International Growth	5.0%
Ivy Funds VIP International Core Equity	4.9%
Ivy Funds VIP Mid Cap Growth	2.0%
Ivy Funds VIP Value	1.9%
Ivy Funds VIP Small Cap Growth	1.0%
Ivy Funds VIP Small Cap Value	0.9%
Cash and Cash Equivalents	0.7%

Pathfinder Moderate – Asset Allocation

Ivy Funds VIP Bond	20.3%
Ivy Funds VIP Dividend Opportunities[1]	14.6%
Ivy Funds VIP International Growth	12.2%
Ivy Funds VIP Limited-Term Bond	10.1%
Ivy Funds VIP Growth	10.0%
Ivy Funds VIP Money Market	9.9%
Ivy Funds VIP International Core Equity	7.8%
Ivy Funds VIP Value	4.9%
Ivy Funds VIP Mid Cap Growth	4.0%
Ivy Funds VIP Small Cap Value	3.7%
Ivy Funds VIP Small Cap Growth	2.0%
Cash and Cash Equivalents	0.5%

Pathfinder Moderately Aggressive – Asset Allocation

Ivy Funds VIP International Growth	15.3%
Ivy Funds VIP Limited-Term Bond[1]	15.2%
Ivy Funds VIP Dividend Opportunities[1]	14.7%
Ivy Funds VIP Bond	10.2%
Ivy Funds VIP Growth	10.1%
Ivy Funds VIP International Core Equity[1]	9.9%
Ivy Funds VIP Small Cap Value	6.6%
Ivy Funds VIP Money Market	5.0%
Ivy Funds VIP Mid Cap Growth	5.0%
Ivy Funds VIP Value	4.9%
Ivy Funds VIP Small Cap Growth	3.0%
Cash and Cash Equivalents	0.1%

Pathfinder Moderately Conservative – Asset Allocation

Ivy Funds VIP Bond	25.4%
Ivy Funds VIP Money Market[1]	14.9%
Ivy Funds VIP Dividend Opportunities	14.6%
Ivy Funds VIP International Growth	10.1%
Ivy Funds VIP Limited-Term Bond[1]	10.1%
Ivy Funds VIP Growth	9.0%
Ivy Funds VIP Value	4.9%
Ivy Funds VIP International Core Equity[1]	4.9%
Ivy Funds VIP Mid Cap Growth	4.0%
Ivy Funds VIP Small Cap Growth	1.0%
Ivy Funds VIP Small Cap Value	0.9%
Cash and Cash Equivalents	0.2%

(1)The percentage of investments in the underlying fund is currently not within the target allocation range disclosed in the Portfolio's prospectus due to market movements; this percentage is expected to change over time, and deviation from the target allocation range due to market movements is permitted by the prospectus.

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	675	$ 3,738
Ivy Funds VIP Dividend Opportunities	1,206	8,568
Ivy Funds VIP Growth	1,046	11,078
Ivy Funds VIP International Core Equity	576	10,098
Ivy Funds VIP International Growth	1,324	11,943
Ivy Funds VIP Limited-Term Bond	2,221	11,147
Ivy Funds VIP Mid Cap Growth	396	3,647
Ivy Funds VIP Small Cap Growth	188	2,164
Ivy Funds VIP Small Cap Value	330	5,481
Ivy Funds VIP Value	801	5,033

TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		$72,897
(Cost: $68,302)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		204
NET ASSETS – 100.0%		$73,101

Notes to Schedule of Investments

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$72,897	$—	$—

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	3,994	$22,110
Ivy Funds VIP Dividend Opportunities	1,685	11,973
Ivy Funds VIP Growth	481	5,097
Ivy Funds VIP International Core Equity	203	3,556
Ivy Funds VIP International Growth	408	3,678
Ivy Funds VIP Limited-Term Bond	1,460	7,328
Ivy Funds VIP Mid Cap Growth	156	1,439
Ivy Funds VIP Money Market	14,437	14,437
Ivy Funds VIP Small Cap Growth	62	711
Ivy Funds VIP Small Cap Value	41	676
Ivy Funds VIP Value	226	1,418

TOTAL AFFILIATED MUTUAL FUNDS – 99.3%		$72,423
(Cost: $67,435)		

SHORT-TERM SECURITIES – 0.4%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.081%, 7–1–11 (A)	$ 322	$ 322
(Cost: $322)		

TOTAL INVESTMENT SECURITIES – 99.7%		$72,745
(Cost: $67,757)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		223
NET ASSETS – 100.0%		$72,968

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$72,423	$ —	$—
Short-Term Securities	—	322	—
Total	$72,423	$322	$—

See Accompanying Notes to Financial Statements.

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	19,964	$110,509
Ivy Funds VIP Dividend Opportunities	11,172	79,386
Ivy Funds VIP Growth	5,164	54,680
Ivy Funds VIP International Core Equity	2,436	42,726
Ivy Funds VIP International Growth	7,341	66,235
Ivy Funds VIP Limited-Term Bond	10,945	54,947
Ivy Funds VIP Mid Cap Growth	2,350	21,617
Ivy Funds VIP Money Market	54,153	54,153
Ivy Funds VIP Small Cap Growth	931	10,694
Ivy Funds VIP Small Cap Value	1,224	20,343
Ivy Funds VIP Value	4,236	26,629

TOTAL AFFILIATED MUTUAL FUNDS – 99.5%		$541,919

(Cost: $490,027)

SHORT-TERM SECURITIES – 0.1%	Principal	

Master Note

Toyota Motor Credit Corporation, 0.081%, 7–1–11 (A)	$ 473	$ 473

(Cost: $473)

TOTAL INVESTMENT SECURITIES – 99.6%		$542,392

(Cost: $490,500)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		2,322

NET ASSETS – 100.0%		$544,714

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$541,919	$ —	$—
Short-Term Securities	—	473	—
Total	$541,919	$473	$—

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	12,269	$ 67,914
Ivy Funds VIP Dividend Opportunities	13,761	97,781
Ivy Funds VIP Growth	6,354	67,282
Ivy Funds VIP International Core Equity	3,746	65,704
Ivy Funds VIP International Growth	11,278	101,758
Ivy Funds VIP Limited-Term Bond	20,185	101,329
Ivy Funds VIP Mid Cap Growth	3,616	33,269
Ivy Funds VIP Money Market	33,307	33,307
Ivy Funds VIP Small Cap Growth	1,720	19,752
Ivy Funds VIP Small Cap Value	2,642	43,895
Ivy Funds VIP Value	5,215	32,780

TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		$664,771

(Cost: $600,243)

SHORT-TERM SECURITIES – 0.2%	Principal	

Master Note

Toyota Motor Credit Corporation, 0.081%, 7–1–11 (A)	$ 1,198	$ 1,198

(Cost: $1,198)

TOTAL INVESTMENT SECURITIES – 100.1%		$665,969

(Cost: $601,441)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		(339)

NET ASSETS – 100.0%		$665,630

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$664,771	$ —	$—
Short-Term Securities	—	1,198	—
Total	$664,771	$1,198	$—

See Accompanying Notes to Financial Statements.

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	8,061	$ 44,622
Ivy Funds VIP Dividend Opportunities	3,612	25,664
Ivy Funds VIP Growth	1,502	15,905
Ivy Funds VIP International Core Equity	492	8,630
Ivy Funds VIP International Growth	1,976	17,832
Ivy Funds VIP Limited-Term Bond	3,536	17,752
Ivy Funds VIP Mid Cap Growth	760	6,988
Ivy Funds VIP Money Market	26,248	26,248
Ivy Funds VIP Small Cap Growth	151	1,729
Ivy Funds VIP Small Cap Value	99	1,645
Ivy Funds VIP Value	1,369	8,608

TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		**$175,623**

(Cost: $161,541)

SHORT-TERM SECURITIES – 0.1%	Principal	

Master Note
Toyota Motor Credit Corporation,

0.081%, 7–1–11 (A)	$ 225	$ 225

(Cost: $225)

TOTAL INVESTMENT SECURITIES – 99.9%		**$175,848**

(Cost: $161,766)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**149**

NET ASSETS – 100.0%		**$175,997**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$175,623	$ —	$—
Short-Term Securities	—	225	—
Total	$175,623	$225	$—

See Accompanying Notes to Financial Statements.

Asset Strategy

Asset Allocation

Stocks	**84.5%**
Consumer Discretionary	32.3%
Information Technology	19.7%
Energy	11.8%
Financials	10.0%
Industrials	7.2%
Consumer Staples	2.4%
Materials	0.7%
Health Care	0.4%
Bullion (Gold)	**11.3%**
Options	**0.4%**
Bonds	**0.4%**
Corporate Debt Securities	0.3%
United States Government and Government Agency Obligations	0.1%
Cash and Cash Equivalents	**3.4%**

Country Weightings

North America	**44.6%**
United States	44.6%
Pacific Basin	**20.4%**
China	11.6%
Hong Kong	5.3%
Other Pacific Basin	3.5%
Europe	**18.4%**
Germany	7.9%
Other Europe	10.5%
Bullion (Gold)	**11.3%**
South America	**1.5%**
Cash and Cash Equivalents and Options	**3.8%**

Top 10 Equity Holdings

Company	Country	Sector
Wynn Resorts, Limited	United States	Consumer Discretionary
Volkswagen AG	Germany	Consumer Discretionary
ConocoPhillips	United States	Energy
Apple Inc.	United States	Information Technology
Baidu.com, Inc., ADR	China	Information Technology
Compagnie Financiere Richemont S.A.	Switzerland	Consumer Discretionary
Sands China Ltd.	China	Consumer Discretionary
Cognizant Technology Solutions Corporation, Class A	United States	Information Technology
Starwood Hotels & Resorts Worldwide, Inc.	United States	Consumer Discretionary
Halliburton Company	United States	Energy

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Asset Strategy *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 0.0%		
Raytheon Company	1	$ 27
Airlines – 0.5%		
Cathay Pacific Airways Limited, H Shares (A) . .	2,990	6,956
Apparel Retail – 0.8%		
PRADA S.p.A. (A)(B)(C)	1,875	11,310
Apparel, Accessories & Luxury Goods – 5.1%		
Compagnie Financiere Richemont S.A. (A) . .	623	40,827
LVMH Moet Hennessy – Louis Vuitton (A) . . .	163	29,219
		70,046
Asset Management & Custody Banks – 1.4%		
Blackstone Group L.P. (The)	906	15,009
KKR & Co. L.P.	264	4,305
		19,314
Automobile Manufacturers – 3.8%		
Bayerische Motoren Werke AG (A)	245	24,416
Hyundai Motor Company (A)	131	29,226
		53,642
Brewers – 0.2%		
Anheuser-Busch Inbev S.A., ADR	45	2,634
Broadcasting – 1.6%		
CBS Corporation, Class B	777	22,128
Casinos & Gaming – 11.5%		
Sands China Ltd. (A)(B)	3,136	8,500
Sands China Ltd. (A)(B)(C)	13,604	36,874
Wynn Macau, Limited (A)	7,187	23,535
Wynn Macau, Limited (A)(C)	839	2,747
Wynn Resorts, Limited	612	87,904
		159,560
Commodity Chemicals – 0.3%		
PTT Chemical Public Company		
Limited (A)(C)	826	3,968
Communications Equipment – 1.2%		
Juniper Networks, Inc. (B)	548	17,259
Computer Hardware – 3.5%		
Apple Inc. (B)	145	48,773
Computer Storage & Peripherals – 1.9%		
NetApp, Inc. (B)	502	26,511
Construction & Farm Machinery & Heavy Trucks – 4.2%		
AB Volvo, Class B (A)	823	14,408
AB Volvo, Class B (A)(C)	162	2,833
Caterpillar Inc.	211	22,430
Cummins Inc.	177	18,349
		58,020
Diversified Banks – 3.4%		
BOC Hong Kong (Holdings) Limited (A)	4,547	13,244
Standard Chartered plc (A)	816	21,437
Turkiye Garanti Bankasi Anonim Sirketi (A) . .	2,961	13,437
		48,118

COMMON STOCKS (Continued)	Shares	Value
Diversified Metals & Mining – 0.4%		
Freeport-McMoRan Copper & Gold Inc.,		
Class B	112	$ 5,946
Hotels, Resorts & Cruise Lines – 2.2%		
Starwood Hotels & Resorts Worldwide, Inc. . . .	560	31,388
Industrial Conglomerates – 2.5%		
General Electric Company	752	14,186
Hutchison Port Holdings Trust (A)(B)	116	98
Hutchison Whampoa Limited,		
Ordinary Shares (A)	1,951	21,139
		35,423
Integrated Oil & Gas – 4.8%		
ConocoPhillips	701	52,700
Exxon Mobil Corporation	165	13,444
Occidental Petroleum Corporation	14	1,405
		67,549
Internet Software & Services – 6.0%		
Baidu.com, Inc., ADR (B)	292	40,905
Google Inc., Class A (B)	41	20,913
Tencent Holdings Limited (A)	735	20,054
		81,872
IT Consulting & Other Services – 2.5%		
Cognizant Technology Solutions Corporation,		
Class A (B)	469	34,404
Life & Health Insurance – 1.8%		
AIA Group Limited (A)(B)	981	3,413
AIA Group Limited (A)(B)(C)	5,558	19,349
Ping An Insurance (Group) Company of		
China, Ltd., A Shares (A)(B)	351	2,627
		25,389
Multi-Line Insurance – 1.9%		
China Pacific Insurance (Group) Co. Ltd.,		
H Shares (A)	6,367	26,490
Oil & Gas Drilling – 1.4%		
Seadrill Limited (A)	546	19,191
Oil & Gas Equipment & Services – 5.6%		
Halliburton Company	574	29,275
National Oilwell Varco, Inc.	294	22,986
Schlumberger Limited	307	26,533
		78,794
Packaged Foods & Meats – 0.8%		
Mead Johnson Nutrition Company	168	11,321
Pharmaceuticals – 0.4%		
Allergan, Inc.	65	5,395
Restaurants – 1.2%		
Starbucks Corporation	439	17,348
Semiconductor Equipment – 0.9%		
ASML Holding N.V., Ordinary		
Shares (A)	346	12,744

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 2.4%		
ARM Holdings plc, ADR	132	$ 3,753
Broadcom Corporation, Class A	413	13,893
First Solar, Inc. (B)	120	15,806
		33,452
Systems Software – 1.3%		
Oracle Corporation	569	18,719
Tobacco – 1.4%		
Philip Morris International Inc.	301	20,091
TOTAL COMMON STOCKS – 76.9%		**$1,073,782**
(Cost: $821,841)		

INVESTMENT FUNDS – 0.1%		
Multiple Industry		
Vietnam Azalea Fund		
Limited (B)(D)(E)	300	$ 1,257
(Cost: $1,982)		

PREFERRED STOCKS		
Automobile Manufacturers – 6.1%		
Volkswagen AG (A)	303	62,683
Volkswagen AG (A)(C)	114	23,658
		86,341
Diversified Banks – 1.4%		
Itau Unibanco Holding S.A., ADR	811	19,090
TOTAL PREFERRED STOCKS – 7.5%		**$ 105,431**
(Cost: $53,423)		

CALL OPTIONS	Number of Contracts (Unrounded)	
Hang Seng China Enterprises Index:		
HKD12,000.00, Expires 9–29–11 (F) . .	243	1,304
HKD12,200.00, Expires 9–29–11 (F) . .	242	1,138
Hang Seng Index,		
HKD21,600.00, Expires 9–29–11 (F) . .	404	2,979
TOTAL CALL OPTIONS – 0.4%		**$ 5,421**
(Cost: $6,529)		

CORPORATE DEBT SECURITIES	Principal	
Automobile Manufacturers – 0.1%		
Toyota Motor Credit Corporation,		
4.660%, 1–18–15 (G)	$1,050	1,037
Brewers – 0.0%		
Companhia Brasileira de Bebidas,		
10.500%, 12–15–11	500	521
Construction Materials – 0.1%		
CEMEX Espana, S.A.,		
9.250%, 5–12–20 (C)	1,115	1,104
Homebuilding – 0.0%		
Desarrolladora Homex, S.A. de C.V.,		
7.500%, 9–28–15	327	334

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Independent Power Producers & Energy Traders – 0.1%		
CESP – Companhia Energetica de Sao		
Paulo, 9.750%, 1–15–15 (C)(F)	BRL1,800	$ 1,622
TOTAL CORPORATE DEBT SECURITIES – 0.3%		**$ 4,618**
(Cost: $4,138)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Mortgage-Backed Obligations – 0.1%		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO:		
5.500%, 9–15–17 (H) . . . . $	1,699	133
5.000%, 11–15–17 (H)	131	8
5.000%, 4–15–19 (H)	416	26
5.000%, 11–15–22 (H)	71	2
5.500%, 3–15–23 (H)	315	43
5.000%, 5–15–23 (H)	173	8
5.000%, 8–15–23 (H)	165	11
5.500%, 4–15–25 (H)	48	1
5.500%, 10–15–25 (H)	820	122
5.500%, 2–15–30 (H)	67	1
5.000%, 8–15–30 (H)	67	2
5.500%, 3–15–31 (H)	208	8
6.000%, 11–15–35 (H)	487	103
Federal National Mortgage Association		
Agency REMIC/CMO:		
5.000%, 5–25–22 (H)	65	1
5.500%, 6–25–23 (H)	408	58
5.000%, 8–25–23 (H)	214	14
5.000%, 11–25–23 (H)	304	24
5.000%, 9–25–30 (H)	145	3
5.500%, 8–25–33 (H)	577	92
5.500%, 4–25–34 (H)	1,052	222
5.500%, 11–25–36 (H)	1,511	310
Government National Mortgage Association		
Agency REMIC/CMO:		
5.000%, 1–20–30 (H)	276	3
5.000%, 6–20–31 (H)	549	25
5.500%, 3–20–32 (H)	385	37
5.000%, 7–20–33 (H)	205	27
5.500%, 11–20–33 (H)	853	101
5.500%, 6–20–35 (H)	673	146
5.500%, 7–20–35 (H)	527	90
5.500%, 10–16–35 (H)	325	69
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		**$ 1,690**
(Cost: $2,531)		

BULLION – 11.3%	Troy Ounces	
Gold	106	$ 158,387
(Cost: $102,421)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.4%		
Clorox Co.,		
0.230%, 7–6–11 (I)	$5,000	$ 5,000
Corporacion Andina de Fomento,		
0.120%, 7–12–11 (I)	3,000	3,000
Heinz (H.J.) Co.:		
0.200%, 7–19–11 (I)	5,000	4,999
0.240%, 7–25–11 (I)	3,000	3,000
ITT Corporation,		
0.000%, 7–1–11 (I)	6,000	6,000
St. Jude Medical, Inc.,		
0.000%, 7–1–11 (I)	6,865	6,864
Wisconsin Electric Power Co.,		
0.130%, 7–7–11 (I)	5,000	5,000
		33,863
Commercial Paper (backed by irrevocable letter of credit) – 0.4%		
John Deere Credit Limited (John Deere Capital Corporation),		
0.130%, 7–5–11 (I)	5,000	5,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (J)	$1,607	$ 1,607
TOTAL SHORT-TERM SECURITIES – 2.9%		$ 40,470
(Cost: $40,470)		
TOTAL INVESTMENT SECURITIES – 99.5%		$1,391,056
(Cost: $1,033,335)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		7,179
NET ASSETS – 100.0%		$1,398,235

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Canadian Dollar	Goldman Sachs International	13,900	11–25–11	$ 198	$ —
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	195,850	6–25–12	367	—
Buy	Chinese Yuan Renminbi	Citibank, N.A.	62,400	6–28–12	182	—
Sell	Japanese Yen	Citibank, N.A.	1,363,500	7–12–11	—	546
Sell	Japanese Yen	Deutsche Bank AG	5,039,700	4–12–12	—	3,229
Buy	Malaysian Ringgit	Citibank, N.A.	41,600	7–18–11	79	—
Buy	Malaysian Ringgit	Goldman Sachs International	42,800	7–25–11	113	—
Buy	Malaysian Ringgit	Citibank, N.A.	42,400	8–8–11	41	—
Buy	Malaysian Ringgit	Goldman Sachs International	42,700	9–12–11	5	—
Buy	Singapore Dollar	Deutsche Bank AG	17,300	7–14–11	313	—
Buy	Singapore Dollar	Deutsche Bank AG	27,500	7–14–11	—	15
Buy	Singapore Dollar	Deutsche Bank AG	17,600	8–5–11	67	—
Buy	Singapore Dollar	Deutsche Bank AG	2,500	8–5–11	—	5
Buy	Singapore Dollar	Deutsche Bank AG	40,014	8–23–11	373	—
Buy	South Korean Won	Citibank, N.A.	15,400,000	7–25–11	201	—
					$1,939	$3,795

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2011, the total value of these securities amounted to $103,465 or 7.4% of net assets.

(D) Restricted security. At June 30, 2011, the Portfolio owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07 to 1–28–09	300	$1,982	$1,257

The total value of this security represented 0.1% of net assets at June 30, 2011.

(E) Deemed to be an affiliate due to the Portfolio owning at least 5% of the voting securities. The Portfolio and other mutual funds managed by its investment manager, Waddell & Reed Investment Management Company or other related parties, together own approximately 30% of the outstanding shares of this security at June 30, 2011.

(F) Principal amounts and strike prices are denominated in the indicated foreign currency, where applicable (BRL — Brazilian Real and HKD — Hong Kong Dollar).

(G) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011.

(H)Interest Only Security. Amount shown as principal represents notional amount for computation of interest.

(I)Rate shown is the yield to maturity at June 30, 2011.

(J)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$170,078	$195,345	$ —
Consumer Staples	34,046	—	—
Energy	146,342	19,191	—
Financials	19,314	99,997	—
Health Care	5,395	—	—
Industrials	55,091	45,335	—
Information Technology	240,935	32,798	—
Materials	5,946	3,969	—
Total Common Stocks	$677,147	$396,635	$ —
Investment Funds	—	—	1,257
Preferred Stocks	19,090	86,341	—
Call Options	—	5,421	—
Corporate Debt Securities	—	4,618	—
United States Government Agency Obligations	—	1,690	—
Bullion	158,387	—	—
Short-Term Securities	—	40,470	—
Total	$854,624	$535,175	$1,257
Forward Foreign Currency Contracts	$ —	$ 1,939	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 3,795	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Investment Funds	Corporate Debt Securities
Beginning Balance 1-1-11	$1,593	$ 1,026
Net realized gain (loss)	—	—
Net unrealized appreciation (depreciation)	(336)	—
Purchases	—	—
Sales	—	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	(1,026)
Ending Balance 6-30-11	$1,257	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-11	$ (336)	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	44.6%
China	11.6%
Germany	7.9%
Hong Kong	5.3%
Switzerland	3.0%
France	2.1%

Country Diversification (Continued)

South Korea	2.1%
United Kingdom	1.8%
Brazil	1.5%
Norway	1.4%
Sweden	1.2%
Turkey	1.0%
Other Countries	1.4%
Other+	15.1%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Balanced

Asset Allocation

Stocks	**72.5%**
Consumer Discretionary	15.6%
Consumer Staples	11.6%
Energy	11.0%
Information Technology	9.9%
Industrials	9.5%
Health Care	6.6%
Financials	6.4%
Materials	1.1%
Utilities	0.8%
Bonds	**26.5%**
Corporate Debt Securities	15.6%
United States Government and Government Agency Obligations	10.4%
Other Government Securities	0.5%
Cash and Cash Equivalents	**1.0%**

Top 10 Equity Holdings

Company	Sector
National Oilwell Varco, Inc.	Energy
Apple Inc.	Information Technology
JPMorgan Chase & Co.	Financials
ConocoPhillips	Energy
Microchip Technology Incorporated	Information Technology
CBS Corporation, Class B	Consumer Discretionary
Emerson Electric Co.	Industrials
Allergan, Inc.	Health Care
Halliburton Company	Energy
Mead Johnson Nutrition Company	Consumer Staples

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.6%		
General Dynamics Corporation	46	$ 3,420
Honeywell International Inc.	106	6,312
		9,732
Air Freight & Logistics1 – 3%		
Expeditors International of Washington, Inc. . . .	95	4,853
Apparel Retail – 1.5%		
Limited Brands, Inc.	144	5,544
Application Software – 0.5%		
Intuit Inc. (A)	40	2,059
Auto Parts & Equipment – 3.3%		
BorgWarner Inc. (A)	76	6,100
Johnson Controls, Inc.	141	5,874
		11,974
Brewers – 0.9%		
Anheuser-Busch Inbev S.A., ADR	57	3,307
Broadcasting – 2.3%		
CBS Corporation, Class B	299	8,530
Casinos & Gaming – 1.5%		
Wynn Resorts, Limited	38	5,469
Computer Hardware – 2.5%		
Apple Inc. (A)	29	9,701
Construction & Farm Machinery & Heavy Trucks – 0.7%		
Cummins Inc.	27	2,763
Data Processing & Outsourced Services – 0.4%		
Paychex, Inc.	44	1,361
Department Stores – 1.3%		
Macy's Inc.	172	5,018
Distillers & Vintners – 1.6%		
Brown-Forman Corporation, Class B	81	6,035
Diversified Chemicals – 1.1%		
Dow Chemical Company (The)	113	4,064
Electric Utilities – 0.8%		
PPL Corporation	112	3,111
Electrical Components & Equipment – 2.1%		
Emerson Electric Co.	141	7,920
Food Retail – 0.7%		
Whole Foods Market, Inc.	43	2,722
Footwear – 1.4%		
NIKE, Inc., Class B	59	5,327
Health Care Distributors – 1.6%		
Henry Schein, Inc. (A)	83	5,928
Health Care Equipment – 0.7%		
Stryker Corporation	45	2,659

COMMON STOCKS (Continued)	Shares	Value
Health Care Supplies – 1.3%		
DENTSPLY International Inc.	124	$ 4,733
Hotels, Resorts & Cruise Lines – 1.6%		
Hyatt Hotels Corporation, Class A (A)	147	6,013
Household Products – 1.2%		
Colgate-Palmolive Company	52	4,563
Industrial Machinery – 1.3%		
Eaton Corporation	92	4,733
Integrated Oil & Gas – 3.4%		
ConocoPhillips	116	8,685
Exxon Mobil Corporation	52	4,207
		12,892
IT Consulting & Other Services – 1.6%		
Accenture plc, Class A	98	5,915
Motorcycle Manufacturers – 1.2%		
Harley-Davidson, Inc.	113	4,634
Oil & Gas Equipment & Services – 6.7%		
Halliburton Company	139	7,074
National Oilwell Varco, Inc.	124	9,728
Schlumberger Limited	63	5,452
Tenaris S.A., ADR	68	3,105
		25,359
Oil & Gas Exploration & Production – 0.9%		
Southwestern Energy Company (A)	76	3,272
Other Diversified Financial Services – 2.5%		
JPMorgan Chase & Co.	228	9,318
Packaged Foods & Meats – 2.6%		
General Mills, Inc.	90	3,361
Mead Johnson Nutrition Company	94	6,329
		9,690
Personal Products – 1.6%		
Estee Lauder Companies Inc. (The), Class A	57	5,964
Pharmaceuticals – 3.0%		
Allergan, Inc.	87	7,218
Johnson & Johnson	67	4,463
		11,681
Property & Casualty Insurance – 1.2%		
Travelers Companies, Inc. (The)	78	4,559
Railroads – 1.5%		
Union Pacific Corporation	56	5,794
Real Estate Management & Development – 1.3%		
CB Richard Ellis Group, Inc., Class A (A)	192	4,819
Regional Banks – 1.4%		
PNC Financial Services Group, Inc. (The)	89	5,323
Restaurants – 1.5%		
McDonald's Corporation	69	5,801

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 2.6%		
ASML Holding N.V., NY Registry Shares . . .	140	$ 5,186
Lam Research Corporation (A)	100	4,441
		9,627
Semiconductors – 2.3%		
Microchip Technology Incorporated	226	8,571
Soft Drinks – 1.4%		
PepsiCo, Inc.	77	5,388
Tobacco – 1.6%		
Philip Morris International Inc.	90	5,996
TOTAL COMMON STOCKS – 72.5%		$ 272,722
(Cost: $191,210)		

CORPORATE DEBT SECURITIES	Principal	
Apparel Retail – 0.4%		
Limited Brands, Inc., 6.625%, 4–1–21	$1,460	1,493
Automobile Manufacturers – 1.0%		
Ford Motor Company, Convertible, 4.250%, 11–15–16	2,000	3,427
Brewers – 0.3%		
Anheuser-Busch InBev Worldwide Inc.:		
3.000%, 10–15–12	500	513
5.375%, 11–15–14	500	559
		1,072
Broadcasting – 0.6%		
CBS Corporation:		
8.875%, 5–15–19	1,500	1,910
4.300%, 2–15–21	500	488
		2,398
Cable & Satellite – 0.3%		
DirecTV Holdings LLC and DirecTV Financing Co., Inc., 3.500%, 3–1–16	500	516
Discovery Communications, LLC, 4.375%, 6–15–21	500	495
		1,011
Construction & Farm Machinery & Heavy Trucks – 0.4%		
Caterpillar Inc.:		
0.355%, 11–21–12 (B)	300	300
1.375%, 5–27–14	500	502
John Deere Capital Corporation, 5.250%, 10–1–12	750	793
		1,595
Consumer Finance – 0.5%		
American Express Credit Corporation, 5.125%, 8–25–14	400	436
Caterpillar Financial Services Corporation, 1.550%, 12–20–13	500	504
Ford Motor Credit Company LLC, 7.000%, 4–15–15	750	811
		1,751

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Data Processing & Outsourced Services – 0.3%		
Western Union Company (The), 6.500%, 2–26–14	$1,000	$ 1,113
Diversified Banks – 0.4%		
Bank of New York Mellon Corporation (The), 1.500%, 1–31–14	500	505
Barclays Bank plc, 2.375%, 1–13–14	300	303
U.S. Bancorp, 4.200%, 5–15–14	500	539
Wells Fargo & Company, 3.676%, 6–15–16 (B)	250	257
		1,604
Diversified Capital Markets – 0.3%		
Deutsche Bank AG:		
3.450%, 3–30–15	750	773
3.250%, 1–11–16	500	506
		1,279
Diversified Metals & Mining – 0.2%		
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	500	600
Drug Retail – 0.3%		
CVS Caremark Corporation, 3.250%, 5–18–15	950	986
Electric Utilities – 0.4%		
Hydro-Quebec, 8.000%, 2–1–13	1,500	1,665
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Company, 2.750%, 4–15–16	500	512
Food Distributors – 0.3%		
Cargill, Inc., 4.307%, 5–14–21 (C)	1,219	1,228
Food Retail – 0.6%		
Kroger Co. (The), 6.200%, 6–15–12	2,000	2,101
Gold – 0.6%		
Newmont Mining Corporation, Convertible, 3.000%, 2–15–12	1,800	2,205
Health Care Services – 0.3%		
Quest Diagnostics Incorporated, 3.200%, 4–1–16	1,000	1,021
Home Improvement Retail – 0.1%		
Home Depot, Inc. (The), 4.400%, 4–1–21	375	377
Household Products – 0.1%		
Colgate-Palmolive Company, 1.250%, 5–1–14	250	252
Hypermarkets & Super Centers – 0.2%		
Wal-Mart Stores, Inc., 2.875%, 4–1–15	875	911
Industrial Gases – 0.4%		
Praxair, Inc., 4.375%, 3–31–14	1,500	1,620

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Machinery – 0.6%		
Eaton Corporation,		
0.575%, 6–16–14 (B)	$ 500	$ 501
Illinois Tool Works Inc.,		
5.150%, 4–1–14	1,500	1,663
		2,164
Integrated Oil & Gas – 0.6%		
Cenovus Energy Inc.,		
4.500%, 9–15–14	250	271
Chevron Corporation,		
3.450%, 3–3–12	500	510
ConocoPhillips,		
4.750%, 2–1–14	1,500	1,636
		2,417
Integrated Telecommunication Services – 0.3%		
AT&T Inc.,		
4.850%, 2–15–14	1,000	1,086
Investment Banking & Brokerage – 0.4%		
Morgan Stanley,		
4.100%, 1–26–15	1,500	1,541
IT Consulting & Other Services – 0.3%		
International Business Machines Corporation,		
1.250%, 5–12–14	1,000	1,002
Life & Health Insurance – 0.6%		
MetLife Global Funding I:		
2.000%, 1–10–14 (C)	800	804
2.500%, 9–29–15 (C)	1,000	998
Prudential Financial, Inc.,		
4.750%, 9–17–15	500	538
		2,340
Movies & Entertainment – 0.1%		
Viacom Inc.,		
4.375%, 9–15–14	500	537
Oil & Gas Equipment & Services – 0.1%		
Schlumberger S.A.,		
2.650%, 1–15–16 (C)	500	506
Oil & Gas Exploration & Production – 0.3%		
EOG Resources, Inc.,		
2.500%, 2–1–16	1,000	1,000
Other Diversified Financial Services – 1.3%		
JPMorgan Chase & Co.:		
4.650%, 6–1–14	1,000	1,074
3.450%, 3–1–16	1,000	1,018
3.150%, 7–5–16	500	503
7.900%, 4–29–49 (B)	500	537
Principal Life Global,		
6.250%, 2–15–12 (C)	1,500	1,552
		4,684
Other Non-Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (C)(D)	17	—*
8.000%, 3–31–11 (C)(D)	4	—*
		—*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Packaged Foods & Meats – 0.7%		
Kraft Foods Inc.,		
4.125%, 2–9–16	$1,000	$ 1,069
Unilever Capital Corporation,		
5.900%, 11–15–32	1,450	1,636
		2,705
Pharmaceuticals – 0.7%		
Pfizer Inc.,		
4.450%, 3–15–12	1,500	1,542
Roche Holdings Ltd,		
5.000%, 3–1–14 (C)	952	1,042
		2,584
Property & Casualty Insurance – 0.6%		
Berkshire Hathaway Finance Corporation,		
4.000%, 4–15–12 (C)	500	514
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	1,600	1,688
		2,202
Restaurants – 0.1%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	500	531
Semiconductors – 0.1%		
Texas Instruments Incorporated,		
0.439%, 5–15–13 (B)	500	501
Soft Drinks – 0.2%		
PepsiCo, Inc.,		
3.750%, 3–1–14	750	800
Systems Software – 0.1%		
Microsoft Corporation,		
2.950%, 6–1–14	500	528
Tobacco – 0.2%		
Philip Morris International Inc.,		
4.500%, 3–26–20	750	779
Wireless Telecommunication Service – 0.2%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15	700	733
TOTAL CORPORATE DEBT SECURITIES – 15.6%		$ 58,861
(Cost: $54,489)		
OTHER GOVERNMENT SECURITIES		
Qatar – 0.2%		
State of Qatar,		
4.000%, 1–20–15 (C)	750	786
Supranational – 0.3%		
International Bank for Reconstruction and Development,		
2.375%, 5–26–15	900	929
TOTAL OTHER GOVERNMENT SECURITIES – 0.5%		$ 1,715
(Cost: $1,646)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 2.0%		
Federal National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	$ 240	$ 262
5.000%, 1–1–18	154	167
5.500%, 4–1–18	54	58
5.000%, 5–1–18	77	83
4.500%, 7–1–18	1,108	1,186
7.000%, 9–1–25	71	82
6.500%, 10–1–28	238	271
6.500%, 2–1–29	125	142
7.500%, 4–1–31	116	136
7.000%, 7–1–31	188	218
7.000%, 9–1–31	298	347
6.500%, 2–1–32	631	718
7.000%, 2–1–32	369	427
7.000%, 3–1–32	130	151
7.000%, 7–1–32	288	334
6.000%, 9–1–32	1,248	1,384
6.000%, 2–1–33	188	209
5.500%, 5–1–33	852	927
5.500%, 6–1–33	332	362
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1997-A Class 3-A,		
8.293%, 12–15–26	69	80
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 2.0%		**7,544**
(Cost: $6,911)		

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Inflation Protected Obligations – 0.3%		
United States Treasury Notes,		
3.000%, 7–15–12 (E)	1,251	1,305
Treasury Obligations – 8.1%		
United States Treasury Bonds:		
7.500%, 11–15–16	1,500	1,934
6.250%, 8–15–23	5,250	6,656

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
United States Treasury Notes:		
3.875%, 2–15–13	$ 3,000	$ 3,169
3.625%, 5–15–13	3,000	3,177
4.250%, 8–15–13	4,000	4,316
4.250%, 8–15–15	10,000	11,158
		30,410
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 8.4%		**$ 31,715**
(Cost: $28,379)		
SHORT-TERM SECURITIES – 0.9%		
Master Note		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (F)	3,372	$ 3,372
(Cost: $3,372)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$375,929**
(Cost: $286,007)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**457**
NET ASSETS – 100.0%		**$376,386**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2011, the total value of these securities amounted to $7,430 or 2.0% of net assets.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$272,722	$ —	$—
Corporate Debt Securities	—	58,861	—
Other Government Securities	—	1,715	—
United States Government Agency Obligations	—	7,544	—
United States Government Obligations	—	31,715	—
Short-Term Securities	—	3,372	—
Total	$272,722	$103,207	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**97.4%**
Corporate Debt Securities	58.1%
United States Government and Government Agency Obligations	35.9%
Municipal Bonds—Taxable	3.1%
Other Government Securities	0.3%
Cash and Cash Equivalents	**2.6%**

Certain U.S. government securities, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

Quality Weightings

Investment Grade	**95.0%**
AAA	38.3%
AA	7.8%
A	26.1%
BBB	22.8%
Non-Investment Grade	**2.4%**
BB	2.3%
CCC	0.1%
Cash and Cash Equivalents	**2.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.4%		
Bombardier Inc.,		
7.500%, 3–15–18 (A)	$1,800	$ 2,016
Honeywell International Inc.,		
5.000%, 2–15–19	2,225	2,445
United Technologies Corporation,		
6.125%, 2–1–19	3,000	3,506
		7,967
Asset-Backed Security – 0.0%		
Lehman ABS Manufactured Housing Contract		
Trust 2001-B,		
3.010%, 3–15–12	70	68
Biotechnology – 0.6%		
Amgen Inc.,		
6.150%, 6–1–18	3,000	3,474
Brewers – 1.2%		
Anheuser-Busch InBev Worldwide Inc.,		
5.375%, 1–15–20	6,000	6,605
Broadcasting – 1.9%		
CBS Corporation,		
8.875%, 5–15–19	6,000	7,645
NBCUniversal Media, LLC,		
5.150%, 4–30–20 (A)	2,810	2,965
		10,610
Cable & Satellite – 2.8%		
Comcast Corporation,		
5.150%, 3–1–20	5,000	5,380
DirecTV Holdings LLC and DirecTV Financing		
Co., Inc.,		
3.500%, 3–1–16	4,000	4,127
EchoStar DBS Corporation,		
6.375%, 10–1–11	750	757
Time Warner Inc.,		
4.750%, 3–29–21	5,750	5,844
		16,108
CMBS Other – 2.3%		
Banc of America Commercial Mortgage Inc.,		
Commercial Mortgage Pass-Through		
Certificates, Series 2005-2,		
4.783%, 7–10–43 (B)	2,368	2,420
Bear Stearns Commercial Mortgage Securities		
Inc., Series 2000-WF1 Trust Fund,		
6.500%, 2–15–32	150	71
Deutsche Mortgage and Asset Receiving		
Corporation COMM 2005-C6 Commercial		
Mortgage Pass-Through Certificates,		
5.144%, 6–10–44	6,000	6,140
Hometown Commercial Capital, LLC		
Hometown Commercial Mortgage Pass-		
Through Notes 2006-1,		
5.506%, 11–11–38 (A)	172	73
J.P. Morgan Chase Commercial Mortgage		
Securities Corp., Commercial Mortgage		
Pass-Through Certificates, Series 2004-C1,		
4.719%, 1–15–38	2,000	2,122
Merrill Lynch Mortgage Trust 2005-CIP1,		
4.949%, 7–12–38 (B)	2,000	2,038
		12,864

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Coal & Consumable Fuels – 0.4%		
Peabody Energy Corporation,		
6.500%, 9–15–20	$2,000	$ 2,150
Computer & Electronics Retail – 1.0%		
Best Buy Co., Inc.,		
6.750%, 7–15–13	5,000	5,461
Construction & Farm Machinery & Heavy Trucks – 0.6%		
Caterpillar Inc.,		
3.900%, 5–27–21	3,575	3,573
Consumer Finance – 2.1%		
American Express Credit Corporation,		
2.750%, 9–15–15	2,000	1,999
Ford Motor Credit Company LLC,		
7.000%, 4–15–15	5,000	5,400
John Deere Capital Corporation,		
2.250%, 6–7–16	4,150	4,145
		11,544
Data Processing & Outsourced Services – 1.1%		
Western Union Company (The),		
6.500%, 2–26–14	5,300	5,898
Distillers & Vintners – 1.3%		
Diageo Capital plc,		
5.750%, 10–23–17	6,500	7,447
Diversified Banks – 3.0%		
HSBC Holdings plc,		
5.100%, 4–5–21	7,000	7,168
U.S. Bancorp,		
4.125%, 5–24–21	4,000	3,974
Wells Fargo & Company,		
3.676%, 6–15–16 (B)	6,000	6,160
		17,302
Diversified Capital Markets – 1.5%		
Credit Suisse AG,		
3.500%, 3–23–15	3,000	3,092
Deutsche Bank AG,		
3.250%, 1–11–16	5,000	5,057
		8,149
Diversified Chemicals – 2.5%		
Dow Chemical Company, (The),		
8.550%, 5–15–19	5,500	7,088
E.I. du Pont de Nemours and Company:		
2.750%, 4–1–16	2,500	2,550
5.750%, 3–15–19	3,725	4,257
		13,895
Electric Utilities – 1.9%		
Detroit Edison Company (The),		
3.900%, 6–1–21	4,875	4,848
NextEra Energy Capital Holdings, Inc.,		
7.875%, 12–15–15	5,000	5,977
		10,825
Electrical Components & Equipment – 0.5%		
Emerson Electric Co.,		
4.875%, 10–15–19	2,500	2,729

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Environmental & Facilities Services – 1.9%		
Republic Services, Inc.,		
4.750%, 5–15–23	$5,000	$ 4,961
Waste Management, Inc.,		
4.600%, 3–1–21	5,600	5,710
		10,671
Fertilizers & Agricultural Chemicals – 0.4%		
Potash Corporation of Saskatchewan Inc.,		
3.250%, 12–1–17	2,500	2,512
Health Care Equipment – 0.6%		
Medtronic, Inc.,		
4.450%, 3–15–20	3,000	3,134
Health Care Services – 2.1%		
Medco Health Solutions, Inc.:		
7.125%, 3–15–18	3,000	3,504
4.125%, 9–15–20	2,000	1,927
Quest Diagnostics Incorporated,		
3.200%, 4–1–16	6,000	6,125
		11,556
Home Improvement Retail – 0.9%		
Home Depot, Inc. (The),		
4.400%, 4–1–21	5,000	5,021
Household Products – 0.5%		
Procter & Gamble Company (The),		
8.000%, 9–1–24	2,000	2,750
Industrial Conglomerates – 1.2%		
General Electric Capital Corporation,		
5.625%, 5–1–18	6,000	6,559
Integrated Oil & Gas – 1.2%		
Shell International Finance B.V.,		
4.375%, 3–25–20	6,000	6,300
Integrated Telecommunication Services – 1.3%		
Verizon Communications Inc.,		
8.750%, 11–1–18	5,500	7,152
Investment Banking & Brokerage – 1.9%		
Goldman Sachs Group, Inc. (The),		
5.375%, 3–15–20	5,500	5,676
Morgan Stanley,		
4.100%, 1–26–15	5,000	5,135
		10,811
IT Consulting & Other Services – 0.5%		
International Business Machines Corporation,		
7.625%, 10–15–18	2,000	2,542
Life & Health Insurance – 0.8%		
Prudential Financial, Inc.,		
4.750%, 9–17–15	4,000	4,302
Multi-Utilities – 2.7%		
Dominion Resources, Inc.,		
5.250%, 8–1–33	2,500	2,751
Duke Energy Carolinas, LLC,		
4.300%, 6–15–20	2,000	2,073

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities (Continued)		
Duke Energy Indiana, Inc.,		
3.750%, 7–15–20	$3,000	$ 2,973
NorthWestern Corporation,		
6.340%, 4–1–19	3,000	3,323
Pacific Gas and Electric Company,		
3.500%, 10–1–20	4,000	3,800
		14,920
Office Electronics – 1.1%		
Xerox Corporation,		
6.350%, 5–15–18	5,557	6,367
Oil & Gas Equipment & Services – 1.1%		
Halliburton Company:		
6.150%, 9–15–19	4,000	4,645
6.750%, 2–1–27	1,400	1,617
		6,262
Oil & Gas Exploration & Production – 0.7%		
EOG Resources, Inc.,		
2.500%, 2–1–16	4,000	3,999
Oil & Gas Storage & Transportation – 1.1%		
Maritimes & Northeast Pipeline, L.L.C.,		
7.500%, 5–31–14 (A)	3,675	3,996
Tennessee Gas Pipeline Company,		
7.000%, 3–15–27	2,000	2,285
		6,281
Other Diversified Financial Services – 2.7%		
Bank of America Corporation:		
3.625%, 3–17–16	4,000	4,010
6.500%, 8–1–16	2,000	2,229
ING Bank N.V.,		
4.000%, 3–15–16 (A)	3,000	3,035
JPMorgan Chase & Co.,		
6.000%, 1–15–18	6,000	6,669
		15,943
Other Non-Agency REMIC/CMO – 0.3%		
MASTR Adjustable Rate Mortgage Trust 2005-1,		
3.366%, 3–25–35 (B)	2,635	308
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1,		
2.583%, 2–25–34 (B)	628	85
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC,		
2.477%, 3–25–34 (B)	1,159	149
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-5,		
2.912%, 5–25–34 (B)	1,238	40
Wells Fargo Mortgage Pass-Through Certificates, Series 2003-10,		
4.500%, 9–25–18	1,296	1,333
		1,915
Packaged Foods & Meats – 1.1%		
Kraft Foods Inc.,		
5.375%, 2–10–20	5,500	6,009

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Paper Products – 0.0%		
Westvaco Corporation,		
7.500%, 6–15–27	$ 236	$ 252
Pharmaceuticals – 1.0%		
Express Scripts, Inc.,		
3.125%, 5–15–16	3,000	3,017
GlaxoSmithKline Capital Inc.,		
5.650%, 5–15–18	2,500	2,850
		5,867
Property & Casualty Insurance – 1.5%		
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	8,000	8,440
Regional Banks – 0.8%		
PNC Funding Corp,		
4.250%, 9–21–15	4,000	4,290
Restaurants – 0.4%		
YUM! Brands, Inc.,		
6.250%, 3–15–18	1,792	2,054
Semiconductors – 0.5%		
Broadcom Corporation,		
2.375%, 11–1–15 (A)	3,000	2,969
Specialty Chemicals – 1.2%		
Lubrizol Corporation (The),		
8.875%, 2–1–19	5,000	6,499
Systems Software – 1.1%		
CA, Inc.,		
5.375%, 12–1–19	6,000	6,391
Water Utilities – 0.4%		
California Water Service Company,		
5.875%, 5–1–19	2,000	2,254
Wireless Telecommunication Service – 1.0%		
America Movil, S.A.B. de C.V.,		
5.000%, 3–30–20	5,500	5,734
TOTAL CORPORATE DEBT SECURITIES – 58.1%		$326,425

(Cost: $320,524)

MUNICIPAL BONDS – TAXABLE		
California – 1.7%		
Stockton, CA, 2007 Taxable Pension Oblig		
Bonds, Ser A,		
5.140%, 9–1–17	9,465	9,584
Massachusetts – 0.5%		
Cmnwlth of MA, Fed Hwy Grant Anticipation		
Notes (Accelerated Bridge Prog), Ser 2010A,		
4.285%, 12–15–18	2,500	2,661
New York – 0.9%		
NYC Indl Dev Agy,		
11.000%, 3–1–29 (A)	4,000	5,032
TOTAL MUNICIPAL BONDS – TAXABLE – 3.1%		$ 17,277

(Cost: $15,743)

OTHER GOVERNMENT SECURITIES – 0.3%	Principal	Value
Canada		
Province de Quebec,		
7.140%, 2–27–26	$1,500	$ 1,956

(Cost: $1,539)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 3.5%		
Federal Farm Credit Bank,		
5.200%, 11–28–16	5,000	5,773
Federal Home Loan Bank,		
3.500%, 3–22–16	5,000	5,239
Private Export Funding Corporation,		
4.375%, 3–15–19	8,000	8,659
		19,671
Mortgage-Backed Obligations – 28.0%		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO:		
5.000%, 5–15–19	1,000	1,095
5.000%, 5–15–23	1,500	1,642
5.000%, 9–15–31 (C)	1,105	78
Federal Home Loan Mortgage Corporation		
Fixed Rate Participation Certificates:		
5.000%, 6–1–23	4,276	4,581
4.000%, 7–1–25	5,733	5,976
4.500%, 6–15–27	3,716	3,925
4.500%, 5–15–32	4,000	4,272
4.000%, 11–15–36	2,907	3,050
4.500%, 5–15–39	1,775	1,862
Federal National Mortgage Association		
Agency REMIC/CMO:		
4.780%, 1–25–17	3,288	3,377
5.000%, 3–25–18	3,383	3,629
5.000%, 6–25–18	2,173	2,365
5.000%, 9–25–18	3,528	3,742
3.000%, 3–15–25	4,736	4,782
4.000%, 2–25–26	4,732	4,977
3.500%, 3–15–26	3,724	3,859
5.000%, 3–25–29	1,376	1,385
4.500%, 12–25–34	1,187	1,254
4.000%, 10–15–35	5,812	6,113
5.500%, 7–15–36	3,305	3,555
5.500%, 11–25–36 (C)	5,936	1,224
4.500%, 3–25–37	4,706	4,975
5.500%, 4–25–37	3,255	3,549
4.500%, 9–15–37	5,397	5,698
4.000%, 3–25–39	2,302	2,372
4.000%, 5–25–39	3,754	3,914
4.500%, 8–15–39	5,608	5,989
3.000%, 11–25–39	4,338	4,406
4.500%, 6–25–40	4,466	4,720
4.500%, 10–25–40	4,899	5,212
4.750%, 12–15–40	2,888	3,121
5.000%, 7–25–50	4,925	5,293
Federal National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
5.506%, 4–1–17	3,849	4,281
4.500%, 6–1–19	1,317	1,408
4.500%, 8–1–19	1,806	1,931
4.500%, 9–1–19	3,011	3,218
5.500%, 10–1–21	4,707	5,121
6.000%, 6–1–22	3,188	3,493
6.000%, 9–1–22	4,579	5,018

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 9–1–23	$ 3,168	$ 3,400
4.000%, 3–1–24	5,416	5,651
4.500%, 7–25–24	1,000	1,074
5.000%, 6–25–32	2,290	2,397
5.500%, 2–1–33	976	1,062
5.500%, 2–1–35	2,590	2,828
Government National Mortgage Association Agency REMIC/CMO,		
2.146%, 6–17–45 (B)(C)	849	22
		156,896
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 31.5%		$176,567
(Cost: $172,917)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 4.4%		
United States Treasury Bonds:		
8.000%, 11–15–21	1,000	1,423
4.750%, 2–15–41	10,000	10,630
United States Treasury Notes:		
3.625%, 8–15–19	2,000	2,129
3.625%, 2–15–21	10,000	10,419
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.4%		$ 24,601
(Cost: $23,952)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper – 0.5%		
Target Corporation,		
0.080%, 7–18–11 (D)	3,000	3,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (backed by irrevocable letter of credit) – 0.3%		
Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)),		
0.070%, 7–15–11 (D)	$1,500	$ 1,500
Master Note – 0.8%		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (E)	4,594	4,594
TOTAL SHORT-TERM SECURITIES – 1.6%		$ 9,094
(Cost: $9,094)		
TOTAL INVESTMENT SECURITIES – 99.0%		$555,920
(Cost: $543,769)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		5,345
NET ASSETS – 100.0%		$561,265

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2011, the total value of these securities amounted to $20,086 or 3.6% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011.

(C) Interest Only Security. Amount shown as principal represents notional amount for computation of interest.

(D) Rate shown is the yield to maturity at June 30, 2011.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities . . .	$—	$326,425	$—
Municipal Bonds	—	17,277	—
Other Government Securities	—	1,956	—
United States Government Agency Obligations	—	176,567	—
United States Government Obligations	—	24,601	—
Short-Term Securities	—	9,094	—
Total	$—	$555,920	$—

The following acronyms are used throughout this schedule:

CMBS = Commercial Mortgage-Backed Security
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Core Equity

ALL DATA IS AS OF JUNE 30, 2011 (UNAUDITED)

Asset Allocation

Stocks	**98.8%**
Consumer Discretionary	23.1%
Industrials	19.2%
Energy	14.1%
Information Technology	14.1%
Consumer Staples	10.6%
Health Care	7.5%
Financials	6.3%
Telecommunication Services	2.8%
Materials	1.1%
Cash and Cash Equivalents	**1.2%**

Top 10 Equity Holdings

Company	Sector
CBS Corporation, Class B	Consumer Discretionary
Harley-Davidson, Inc.	Consumer Discretionary
ConocoPhillips	Energy
Precision Castparts Corp.	Industrials
Apple Inc.	Information Technology
Halliburton Company	Energy
Capital One Financial Corporation	Financials
Macy's Inc.	Consumer Discretionary
Schlumberger Limited	Energy
AT&T Inc.	Telecommunication Services

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Aerospace & Defense – 10.5%		
Boeing Company (The)	149	$ 11,001
General Dynamics Corporation	89	6,647
Honeywell International Inc.	161	9,576
Precision Castparts Corp.	112	18,408
		45,632
Auto Parts & Equipment – 2.1%		
Johnson Controls, Inc.	217	9,028
Automobile Manufacturers – 2.6%		
Bayerische Motoren Werke AG (A)	113	11,264
Biotechnology – 2.5%		
Amgen Inc. (B)	184	10,720
Brewers – 1.7%		
Anheuser-Busch Inbev S.A., ADR	130	7,553
Broadcasting – 4.8%		
CBS Corporation, Class B	740	21,089
Cable & Satellite – 3.8%		
DirecTV Group, Inc. (The) (B)	148	7,499
Time Warner Cable Inc.	117	9,107
		16,606
Communications Equipment – 1.8%		
Juniper Networks, Inc. (B)	243	7,669
Computer Hardware – 3.9%		
Apple Inc. (B)	50	16,884
Computer Storage & Peripherals – 1.0%		
NetApp, Inc. (B)	80	4,212
Construction & Farm Machinery & Heavy Trucks – 4.4%		
Caterpillar Inc.	109	11,601
Cummins Inc.	74	7,707
		19,308
Consumer Finance – 3.2%		
Capital One Financial Corporation	271	13,981
Department Stores – 3.1%		
Macy's Inc.	455	13,299
Fertilizers & Agricultural Chemicals – 1.1%		
Monsanto Company	64	4,628
Health Care Equipment – 1.4%		
Covidien plc	112	5,935
Hypermarkets & Super Centers – 1.8%		
Costco Wholesale Corporation	96	7,821
Industrial Machinery – 1.7%		
Parker Hannifin Corporation	83	7,410

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas – 4.6%		
ConocoPhillips	266	$ 19,967
Integrated Telecommunication Services – 2.8%		
AT&T Inc.	387	12,140
Investment Banking & Brokerage – 0.9%		
Lazard Group LLC	109	4,038
Motorcycle Manufacturers – 4.7%		
Harley-Davidson, Inc.	502	20,576
Oil & Gas Equipment & Services – 7.6%		
Halliburton Company	299	15,239
National Oilwell Varco, Inc.	74	5,788
Schlumberger Limited	142	12,274
		33,301
Oil & Gas Exploration & Production – 1.9%		
Noble Energy, Inc.	93	8,325
Other Diversified Financial Services – 2.2%		
JPMorgan Chase & Co.	234	9,576
Packaged Foods & Meats – 1.0%		
Mead Johnson Nutrition Company	65	4,404
Personal Products – 2.2%		
Estee Lauder Companies Inc. (The), Class A . . .	89	9,412
Pharmaceuticals – 3.6%		
Allergan, Inc.	83	6,944
Johnson & Johnson	134	8,934
		15,878
Railroads – 2.6%		
Union Pacific Corporation	111	11,544
Restaurants – 2.0%		
McDonald's Corporation	102	8,618
Semiconductors – 5.3%		
Broadcom Corporation, Class A	259	8,722
First Solar, Inc. (B)	45	6,006
Microchip Technology Incorporated	235	8,898
		23,626
Soft Drinks – 2.0%		
Coca-Cola Company (The)	128	8,646
Systems Software – 2.1%		
Oracle Corporation	281	9,248
Tobacco – 1.9%		
Philip Morris International Inc.	125	8,357
TOTAL COMMON STOCKS – 98.8%		$430,695

(Cost: $352,631)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.4%		
St. Jude Medical, Inc.,		
0.000%, 7–1–11 (C)	$1,961	$ 1,961
Master Note – 0.8%		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (D)	3,328	3,328
TOTAL SHORT-TERM SECURITIES – 1.2%		$ 5,289
(Cost: $5,289)		
TOTAL INVESTMENT SECURITIES – 100.0%		$435,984
(Cost: $357,920)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(4)
NET ASSETS – 100.0%		$435,980

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at June 30, 2011.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary ..	$ 89,216	$11,264	$—
Other Sectors	330,215	—	—
Total Common Stocks	$419,431	$11,264	$—
Short-Term Securities	—	5,289	—
Total	$419,431	$16,553	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Dividend Opportunities

Asset Allocation

Stocks	**97.7%**
Industrials	25.0%
Energy	21.9%
Financials	12.2%
Consumer Discretionary	11.9%
Consumer Staples	9.1%
Information Technology	8.8%
Materials	4.1%
Health Care	3.1%
Telecommunication Services	1.6%
Cash and Cash Equivalents	**2.3%**

Top 10 Equity Holdings

Company	Sector
Schlumberger Limited	Energy
National Oilwell Varco, Inc.	Energy
Microchip Technology Incorporated	Information Technology
Caterpillar Inc.	Industrials
Capital One Financial Corporation	Financials
Halliburton Company	Energy
Deere & Company	Industrials
JPMorgan Chase & Co.	Financials
Wynn Resorts, Limited	Consumer Discretionary
Union Pacific Corporation	Industrials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.9%		
Boeing Company (The)	107	$ 7,884
General Dynamics Corporation	41	3,070
Honeywell International Inc................	84	5,000
		15,954
Asset Management & Custody Banks – 1.7%		
T. Rowe Price Group, Inc.	91	5,491
Broadcasting – 1.2%		
CBS Corporation, Class B	135	3,840
Casinos & Gaming – 2.8%		
Wynn Resorts, Limited	64	9,249
Communications Equipment – 1.4%		
QUALCOMM Incorporated	81	4,611
Construction & Engineering – 2.1%		
Fluor Corporation	104	6,736
Construction & Farm Machinery & Heavy Trucks – 8.1%		
Caterpillar Inc.	103	10,932
Cummins Inc..........................	52	5,387
Deere & Company	116	9,566
		25,885
Consumer Finance – 2.9%		
Capital One Financial Corporation	188	9,703
Data Processing & Outsourced Services – 2.2%		
Visa Inc., Class A	86	7,225
Diversified Banks – 2.3%		
Wells Fargo & Company	267	7,485
Diversified Chemicals – 0.5%		
Dow Chemical Company (The)	42	1,521
Diversified Metals & Mining – 3.1%		
Rio Tinto plc, ADR	86	6,219
Southern Copper Corporation	116	3,803
		10,022
Electrical Components & Equipment – 2.5%		
Emerson Electric Co......................	143	8,028
Homebuilding – 1.2%		
D.R. Horton, Inc.	353	4,065
Hotels, Resorts & Cruise Lines – 2.1%		
Starwood Hotels & Resorts Worldwide, Inc.	121	6,775
Household Products – 1.8%		
Colgate-Palmolive Company	39	3,419
Procter & Gamble Company (The)	41	2,582
		6,001
Industrial Conglomerates – 0.9%		
General Electric Company	163	3,080
Industrial Gases – 0.5%		
Air Products and Chemicals, Inc.	18	1,740

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery – 2.7%		
Eaton Corporation	60	$ 3,077
Ingersoll-Rand plc	125	5,690
		8,767
Integrated Oil & Gas – 2.3%		
ConocoPhillips	22	1,690
Exxon Mobil Corporation	71	5,812
		7,502
Integrated Telecommunication Services – 1.6%		
AT&T Inc................................	169	5,296
Investment Banking & Brokerage – 2.4%		
Goldman Sachs Group, Inc. (The)	58	7,653
Movies & Entertainment – 1.9%		
Walt Disney Company (The)	155	6,065
Oil & Gas Drilling – 1.5%		
Seadrill Limited	136	4,795
Oil & Gas Equipment & Services – 15.1%		
Baker Hughes Incorporated	83	6,008
Halliburton Company	188	9,580
National Oilwell Varco, Inc.	175	13,722
Schlumberger Limited	228	19,694
		49,004
Oil & Gas Exploration & Production – 3.0%		
Anadarko Petroleum Corporation	40	3,090
Apache Corporation	55	6,781
		9,871
Other Diversified Financial Services – 2.9%		
JPMorgan Chase & Co.	228	9,317
Personal Products – 1.3%		
Estee Lauder Companies Inc. (The), Class A ...	41	4,271
Pharmaceuticals – 3.1%		
Johnson & Johnson	63	4,171
Merck & Co., Inc.	28	988
Pfizer Inc.	246	5,072
		10,231
Railroads – 3.8%		
Norfolk Southern Corporation	50	3,769
Union Pacific Corporation	83	8,667
		12,436
Restaurants – 2.7%		
McDonald's Corporation	61	5,179
Starbucks Corporation	92	3,649
		8,828
Semiconductors – 3.9%		
Microchip Technology Incorporated	325	12,329
Soft Drinks – 2.3%		
Coca-Cola Company (The)	63	4,263
PepsiCo, Inc.	48	3,377
		7,640

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 1.3%		
Oracle Corporation	132	$ 4,354
Tobacco – 3.7%		
Altria Group, Inc.	121	3,198
Philip Morris International Inc.	129	8,627
		11,825
TOTAL COMMON STOCKS – 97.7%		**$317,595**
(Cost: $260,230)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.8%		
Caterpillar Financial Services Corporation,		
0.000%, 7–1–11 (A)	$2,300	2,300
Corporacion Andina de Fomento,		
0.140%, 7–21–11 (A)	2,000	2,000
ITT Corporation,		
0.000%, 7–1–11 (A)	2,000	2,000
Target Corporation,		
0.080%, 7–18–11 (A)	3,000	3,000
		9,300
Master Note – 2.3%		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (B)	7,409	7,409
Municipal Obligations – Taxable – 2.2%		
NYC GO Bonds, Fiscal 2006 Ser E		
(Bank of America, N.A.),		
0.090%, 7–1–11 (B)	7,125	7,125
TOTAL SHORT-TERM SECURITIES – 7.3%		**$ 23,834**
(Cost: $23,834)		
TOTAL INVESTMENT SECURITIES – 105.0%		**$341,429**
(Cost: $284,064)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (5.0%)		**(16,207)**
NET ASSETS – 100.0%		**$325,222**

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at June 30, 2011.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$317,595	$ —	$—
Short-Term Securities	—	23,834	—
Total	$317,595	$23,834	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Energy

Asset Allocation

Stocks	**97.2%**
Energy	85.0%
Industrials	8.6%
Materials	1.4%
Information Technology	1.1%
Consumer Discretionary	1.1%
Cash and Cash Equivalents	**2.8%**

Country Weightings

North America	**84.3%**
United States	79.4%
Canada	4.9%
Europe	**7.5%**
Pacific Basin	**2.6%**
Other	**1.9%**
Bahamas/Caribbean	**0.9%**
Cash and Cash Equivalents	**2.8%**

Top 10 Equity Holdings

Company	Sector	Industry
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
Baker Hughes Incorporated	Energy	Oil & Gas Equipment & Services
Halliburton Company	Energy	Oil & Gas Equipment & Services
Apache Corporation	Energy	Oil & Gas Exploration & Production
Southwestern Energy Company	Energy	Oil & Gas Exploration & Production
Anadarko Petroleum Corporation	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Newfield Exploration Company	Energy	Oil & Gas Exploration & Production
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Auto Parts & Equipment – 1.1%		
BorgWarner Inc. (A)	9	$ 703
Coal & Consumable Fuels – 3.8%		
Alpha Natural Resources, Inc. (A)	11	483
Arch Coal, Inc.	25	669
Cameco Corporation	15	389
Peabody Energy Corporation	16	928
		2,469
Construction & Engineering – 4.7%		
Chicago Bridge & Iron Company N.V., NY Shares	21	807
Fluor Corporation	25	1,618
Jacobs Engineering Group Inc. (A)	15	631
		3,056
Construction & Farm Machinery & Heavy Trucks – 2.7%		
Bucyrus International, Inc., Class A	7	614
Caterpillar Inc.	5	495
Cummins Inc.	6	657
		1,766
Diversified Metals & Mining – 1.4%		
BHP Billiton Limited, ADR	10	899
Industrial Machinery – 1.2%		
Gardner Denver, Inc.	10	819
Integrated Oil & Gas – 8.8%		
ConocoPhillips	19	1,421
Exxon Mobil Corporation	21	1,717
Occidental Petroleum Corporation	18	1,853
Suncor Energy Inc.	21	805
		5,796
Oil & Gas Drilling – 5.8%		
ENSCO International Incorporated	10	533
Helmerich & Payne, Inc.	27	1,779
Nabors Industries Ltd. (A)	25	623
Seadrill Limited	24	850
		3,785
Oil & Gas Equipment & Services – 30.3%		
Baker Hughes Incorporated	31	2,282
Cameron International Corporation (A)	26	1,328
Core Laboratories N.V.	12	1,389
Dresser-Rand Group Inc. (A)	18	957
Dril-Quip, Inc. (A)	10	672
FMC Technologies, Inc. (A)	25	1,124
Halliburton Company	44	2,254
McDermott International, Inc. (A)	28	562
National Oilwell Varco, Inc.	41	3,217
Schlumberger Limited	34	2,925
Superior Energy Services, Inc. (A)	23	843
Tenaris S.A., ADR	30	1,349
Weatherford International Ltd. (A)	59	1,099
		20,001

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 29.1%		
Anadarko Petroleum Corporation	25	$ 1,896
Apache Corporation	16	1,955
Cabot Oil & Gas Corporation	13	859
CNOOC Limited, ADR	3	790
Concho Resources Inc. (A)	6	579
Continental Resources, Inc. (A)	29	1,876
Devon Energy Corporation	9	705
EOG Resources, Inc.	9	957
Forest Oil Corporation (A)	14	366
Kosmos Energy Ltd. (A)	38	641
Newfield Exploration Company (A)	28	1,871
Noble Energy, Inc.	14	1,228
Oasis Petroleum LLC (A)	43	1,275
Plains Exploration and Production Company (A)	19	726
Southwestern Energy Company (A)	45	1,920
St. Mary Land & Exploration Company	10	698
Ultra Petroleum Corp. (A)	19	866
		19,208
Oil & Gas Refining & Marketing – 1.3%		
Clean Energy Fuels Corp. (A)	28	369
Gevo, Inc. (A)	29	454
		823
Oil & Gas Storage & Transportation – 5.9%		
El Paso Corporation	64	1,283
El Paso Pipeline Partners, L.P.	23	794
Enbridge Inc.	37	1,195
Williams Companies, Inc. (The)	21	629
		3,901
Semiconductors – 1.1%		
First Solar, Inc. (A)	6	734
TOTAL COMMON STOCKS – 97.2%		$63,960
(Cost: $53,980)		

SHORT-TERM SECURITIES – 2.6%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.081%, 7–1–11 (B)	$1,702	$ 1,702
(Cost: $1,702)		

TOTAL INVESTMENT SECURITIES – 99.8%		$65,662
(Cost: $55,682)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		130
NET ASSETS – 100.0%		$65,792

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

SCHEDULE OF INVESTMENTS
Energy *(in thousands)*

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$63,960	$ —	$—
Short-Term Securities	—	1,702	—
Total	$63,960	$1,702	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification	
(as a % of net assets)	
United States	79.4%
Canada	4.9%
Netherlands	3.3%
Luxembourg	2.1%
Australia	1.4%
Norway	1.3%
Hong Kong	1.2%
Ghana	1.0%
Other Countries	2.6%
Other+	2.8%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Global Bond

Asset Allocation

Bonds	**82.2%**
Corporate Debt Securities	49.8%
United States Government and Government Agency Obligations	30.0%
Other Government Securities	2.4%
Cash and Cash Equivalents and Equities	**17.8%**

Certain U.S. government securities, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

Quality Weightings

Investment Grade	**55.4%**
AAA	30.0%
A	3.8%
BBB	21.6%
Non-Investment Grade	**26.8%**
BB	17.4%
B	6.1%
CCC	0.8%
Non-rated	2.5%
Cash and Cash Equivalents and Equities	**17.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Country Weightings

North America	**34.3%**
United States	31.4%
Other North America	2.9%
South America	**26.5%**
Brazil	16.0%
Columbia	4.4%
Argentina	4.4%
Other South America	1.7%
Pacific Basin	**9.6%**
India	4.0%
Other Pacific Basin	5.6%
Europe	**9.6%**
Russia	8.0%
Other Europe	1.6%
Other	**2.3%**
Cash and Cash Equivalents	**17.7%**

COMMON STOCKS – 0.1%	Shares	Value
Diversified Metals & Mining		
Southern Copper Corporation	—*	$ 7
(Cost: $7)		

CORPORATE DEBT SECURITIES	Principal	
Aerospace & Defense – 2.3%		
Bombardier Inc.,		
7.500%, 3–15–18 (A)	$ 50	56
Embraer Overseas Limited,		
6.375%, 1–24–17	100	110
		166
Agricultural Products – 1.6%		
CCL Finance Limited,		
9.500%, 8–15–14	100	116
Airlines – 2.2%		
Aeropuertos Argentina 2000 S.A.,		
10.750%, 12–1–20 (A)	49	53
TAM Capital 2 Inc.,		
9.500%, 1–29–20	100	108
		161
Broadcasting – 2.9%		
Globo Comunicacoe e Participacoes S.A.,		
6.250%, 12–20–49 (B)	200	209
Distillers & Vintners – 0.9%		
Central European Distribution Corporation,		
Convertible,		
3.000%, 3–15–13	75	62
Diversified Banks – 11.5%		
Banco Bradesco S.A.,		
4.125%, 5–16–16 (A)	200	202
Banco Cruzeiro do Sul S.A.,		
7.000%, 7–8–13	115	116
Banco de Credito del Peru,		
4.750%, 3–16–16 (A)	100	99
Banco Santander Chile, S.A.,		
3.750%, 9–22–15 (A)	100	101
Bancolombia S.A.,		
4.250%, 1–12–16 (A)	100	101
Sberbank Rossii OAO,		
6.480%, 5–15–13	100	107
State Bank of India,		
4.500%, 10–23–14	100	103
		829
Electric Utilities – 5.1%		
EEB International Ltd.,		
8.750%, 10–31–14	100	106
Empresa Distribuidora y Comercializadora		
Norte S.A.,		
9.750%, 10–25–22 (A)	50	50
Majapahit Holding B.V.,		
7.750%, 10–17–16	100	116
Rural Electrification Corporation Limited,		
4.250%, 1–25–16	100	99
		371
Food Distributors – 1.3%		
Olam International Limited,		
7.500%, 8–12–20	100	97

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Homebuilding – 1.4%		
URBI, Desarrollos Urbanos, S.A. de C.V.,		
8.500%, 4–19–16	$100	$ 103
Household Appliances – 0.7%		
Controladora Mabe, S.A. de C.V.,		
6.500%, 12–15–15	50	53
Independent Power Producers & Energy Traders – 2.9%		
China Resources Power Holdings Company Limited,		
3.750%, 8–3–15	100	98
Listrindo Capital B.V.,		
9.250%, 1–29–15 (A)	100	110
		208
IT Consulting & Other Services – 0.3%		
iGATE Corporation,		
9.000%, 5–1–16 (A)	25	25
Marine Ports & Services – 1.4%		
Novorossiysk Port Capital S.A.,		
7.000%, 5–17–12	100	103
Multi-Utilities – 1.0%		
Black Hills Corporation,		
9.000%, 5–15–14	65	75
Oil & Gas Drilling – 2.7%		
Lancer Finance Company (SPV) Limited,		
5.850%, 12–12–16 (A)	90	91
Noble Group Limited,		
4.875%, 8–5–15	100	104
		195
Oil & Gas Exploration & Production – 7.0%		
Essar Energy Investment Limited, Convertible,		
4.250%, 2–1–16	100	88
Novatek Finance Limited,		
5.326%, 2–3–16 (A)	200	206
Pacific Rubiales Energy Corp.,		
8.750%, 11–10–16 (A)	100	113
Pan American Energy LLC,		
7.875%, 5–7–21	100	106
		513
Packaged Foods & Meats – 2.8%		
BFF International Limited,		
7.250%, 1–28–20	100	107
JBS Finance II Ltd.,		
8.250%, 1–29–18 (A)	100	102
		209
Paper Products – 0.3%		
Inversiones CMPC S.A.,		
4.750%, 1–19–18 (A)	25	25
Wireless Telecommunication Service – 1.5%		
VIP Finance Ireland Limited,		
8.375%, 4–30–13	100	108
TOTAL CORPORATE DEBT SECURITIES – 49.8%		**$3,628**

(Cost: $3,628)

OTHER GOVERNMENT SECURITIES	Principal	Value
Argentina – 1.5%		
City of Buenos Aires,		
12.500%, 4–6–15 (A)	$ 100	$ 113
Supranational – 0.9%		
Central American Bank for Economic		
Integration,		
5.375%, 9–24–14	58	63
TOTAL OTHER GOVERNMENT SECURITIES – 2.4%		$ 176
(Cost: $175)		
UNITED STATES GOVERNMENT		
OBLIGATIONS – 30.0%		
Treasury Obligations		
United States Treasury Notes,		
1.750%, 8–15–12	2,150	**$2,186**
(Cost: $2,183)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 8.2%		
General Mills, Inc.,		
0.180%, 7–20–11 (C)	$300	$ 300
Harley-Davidson Funding Corp.,		
0.310%, 7–26–11 (C)	300	300
		600
Master Note – 8.4%		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (D)	612	612
TOTAL SHORT-TERM SECURITIES – 16.6%		**$1,212**
(Cost: $1,212)		
TOTAL INVESTMENT SECURITIES – 98.9%		**$7,209**
(Cost: $7,205)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		80
NET ASSETS – 100.0%		**$7,289**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Goldman Sachs International	1,200	6–13–13	$—	$ 1
Buy	Chinese Yuan Renminbi	Goldman Sachs International	1,000	6–24–13	—	—*
Sell	Euro	Deutsche Bank AG	158	8–22–12	—	11
					$—	$12

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2011, the total value of these securities amounted to $1,447 or 19.9% of net assets.

(B) This security currently pays the stated rate but this rate will increase in the future.

(C) Rate shown is the yield to maturity at June 30, 2011.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 7	$ —	$ —
Corporate Debt Securities	—	3,421	207
Other Government Securities	—	176	—
United States Government Obligations	—	2,186	—
Short-Term Securities	—	1,212	—
Total	$ 7	$6,995	$207
Liabilities			
Forward Foreign Currency Contracts	$—	$ 12	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities
Beginning Balance 1-1-11	$267
Net realized gain (loss)	—
Net unrealized appreciation (depreciation)	1
Purchases	—
Sales	(7)
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	(54)
Ending Balance 6-30-11	$207
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-11	$ 1

Country Diversification

(as a % of net assets)	
United States	31.4%
Brazil	16.0%
Russia	8.0%
Argentina	4.4%
Columbia	4.4%
India	4.0%
Singapore	2.8%
Mexico	2.1%
Chile	1.7%
Netherlands	1.6%
Indonesia	1.5%
Panama	1.4%
China	1.3%
Other Countries	1.7%
Other+	17.7%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Global Natural Resources

Asset Allocation

Stocks	**85.0%**
Energy	39.3%
Materials	35.5%
Information Technology	4.1%
Industrials	2.7%
Utilities	2.3%
Consumer Staples	0.6%
Financials	0.5%
Options	**9.1%**
Cash and Cash Equivalents	**5.9%**

Country Weightings

North America	**50.5%**
United States	35.5%
Canada	15.0%
Pacific Basin	**16.2%**
China	6.0%
Other Pacific Basin	10.2%
Europe	**12.8%**
United Kingdom	9.0%
Russia	3.7%
Other Europe	0.1%
South America	**3.8%**
Brazil	3.7%
Other South America	0.1%
Other	**0.9%**
Bahamas/Caribbean	**0.8%**
Cash and Cash Equivalents and Options	**15.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Petrohawk Energy Corporation	United States	Energy	Oil & Gas Exploration & Production
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services
Xstrata plc	United Kingdom	Materials	Diversified Metals & Mining
Cabot Oil & Gas Corporation	United States	Energy	Oil & Gas Exploration & Production
First Quantum Minerals Ltd.	Canada	Materials	Diversified Metals & Mining
Alpha Natural Resources, Inc.	United States	Energy	Coal & Consumable Fuels
Cameron International Corporation	United States	Energy	Oil & Gas Equipment & Services
Potash Corporation of Saskatchewan Inc.	Canada	Materials	Fertilizers & Agricultural Chemicals
Mitsubishi Corporation	Japan	Industrials	Trading Companies & Distributors
Celanese Corporation, Series A	United States	Materials	Commodity Chemicals

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Global Natural Resources *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 1.8%		
Newcrest Mining Limited	109	$ 4,417
Bermuda – 0.3%		
Petra Diamonds Limited (A)(B)	285	732
Brazil – 3.4%		
Companhia de Saneamento de Minas Gerais . .	60	1,203
Companhia Energetica de Minas Gerais – CEMIG, ADR	75	1,548
Petroleo Brasileiro S.A. – Petrobras, ADR	39	1,321
Suzano Bahia Sul Papel E Celulose S.A.	465	3,361
Tractebel Energia S.A.	55	959
		8,392
Canada – 15.0%		
Advantage Oil & Gas Ltd. (B)	121	959
Agrium Inc.	30	2,589
Athabasca Oil Sands Corp. (B)	135	2,128
Barrick Gold Corporation	40	1,812
Cameco Corporation	13	343
Canadian Natural Resources Limited	90	3,772
Cenovus Energy Inc.	40	1,510
Connacher Oil and Gas Limited (B)	475	517
First Quantum Minerals Ltd.	51	7,437
Goldcorp Inc.	23	1,110
IAMGOLD Corporation	80	1,505
Lake Shore Gold Corp. (B)	450	1,311
Neo Material Technologies Inc. (B)	100	962
Niko Resources Ltd.	10	624
Potash Corporation of Saskatchewan Inc.	90	5,129
Progress Energy Resources Corp.	40	574
Southern Pacific Resource Corp. (B)	200	321
Suncor Energy Inc.	55	2,155
Teck Cominco Limited	29	1,474
Uranium One Inc.	225	620
		36,852
Cayman Islands – 0.5%		
Eurasia Drilling Company Limited, GDR	8	236
JinkoSolar Holding Co., Ltd., ADR (B)	25	663
Vantage Drilling Company, Units (B)	150	273
		1,172
Chile – 0.1%		
Sociedad Quimica y Minera de Chile S.A., ADR	5	324
China – 6.0%		
China High Speed Transmission Equipment Group Co., Ltd.	127	141
China Metal Recycling (Holdings) Limited	2,150	2,623
GCL-Poly Energy Holdings Limited	7,900	4,114
Hidili Industry International Development Limited, ADR	800	694
Sino-Forest Corporation, Class A (B)	590	1,958
Trina Solar Limited, ADR (B)	145	3,251
Yingli Green Energy Holding Company Limited, ADR (B)	216	1,989
		14,770
Cyprus – 0.1%		
Buried Hill Energy (Cyprus) Public Company Limited (B)(C)	70	140

COMMON STOCKS (Continued)	Shares	Value
Hong Kong – 0.6%		
China Longyuan Power Group Corporation Limited, H Shares	950	$ 922
China Vanadium Titano-Magnetite Mining Company Limited, H Shares	600	231
Guangdong Investment Limited	775	415
		1,568
India – 1.9%		
Adani Enterprises Limited	55	881
Infrastructure Development Finance Company Limited (B)	400	1,178
Shree Renuka Sugars Limited	350	524
Sterlite Industries (India) Limited	575	2,169
		4,752
Indonesia – 0.7%		
PT Adaro Energy Tbk	4,500	1,290
PT Harum Energy Tbk	200	223
PT Perusahaan Perkebunan London Sumatra Indonesia Tbk	1,000	272
		1,785
Israel – 0.9%		
Israel Chemicals Ltd.	135	2,154
Japan – 1.9%		
Mitsubishi Corporation	190	4,746
Norway – 0.0%		
DNO International ASA (B)	100	114
Russia – 3.3%		
Mechel OAO, ADR	39	340
Mechel Steel Group OAO, ADR	166	3,965
Open Joint Stock Company "RusHydro", ADR	100	481
Open Joint Stock Company Gazprom, ADR	225	3,285
		8,071
Singapore – 0.2%		
Indofood Agri Resources Ltd. (B)	450	585
South Korea – 2.4%		
LG Chem, Ltd.	10	4,366
OCI Company Ltd.	4	1,517
		5,883
Thailand – 0.7%		
Banpu Public Company Limited	75	1,753
United Kingdom – 9.0%		
Antofagasta plc	60	1,343
Chariot Oil & Gas Limited (B)	105	313
ENSCO International Incorporated	35	1,866
Hochschild Mining plc, ADR	30	221
Randgold Resources Limited, ADR	29	2,437
Rio Tinto plc	58	4,188
Xstrata plc	540	11,893
		22,261
United States – 35.4%		
Alpha Natural Resources, Inc. (B)	120	5,453
Arch Coal, Inc.	38	1,013

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Baker Hughes Incorporated	30	$ 2,177
Boise Inc.	80	623
Brigham Exploration Company (B)	10	299
Cabot Oil & Gas Corporation	135	8,952
Cameron International Corporation (B) . .	103	5,180
Celanese Corporation, Series A	89	4,745
Chart Industries, Inc. (B)	15	810
Cliffs Natural Resources Inc.	35	3,236
CONSOL Energy Inc.	9	436
El Paso Corporation	155	3,131
Energy XXI (Bermuda) Limited (B)	12	399
GeoResources, Inc. (B)	5	112
Halliburton Company (D)	255	13,004
Hess Corporation	8	598
International Paper Company	84	2,514
Kodiak Oil & Gas Corp. (B)	325	1,875
Occidental Petroleum Corporation (D) . . .	45	4,682
Peabody Energy Corporation	20	1,178
Petrohawk Energy Corporation (B)	535	13,198
Plains Exploration and Production Company (B)	120	4,574
Schlumberger Limited (D)	50	4,320
Solutia Inc. (B)	29	663
Tronox Incorporated (B)	1	112
Walter Industries, Inc.	15	1,737
Williams Companies, Inc. (The)	67	2,033
Zhongpin Inc. (B)	20	210
		87,264
TOTAL COMMON STOCKS – 84.2%		**$207,735**
(Cost: $194,106)		

PREFERRED STOCKS

	Shares	Value
Brazil – 0.3%		
Bradespar S.A.	25	629
Russia – 0.4%		
Mechel	80	1,180
United States – 0.1%		
Konarka Technologies, Inc., 8.0% Cumulative (B)(C)	68	171
TOTAL PREFERRED STOCKS – 0.8%		**$ 1,980**
(Cost: $1,942)		

CALL OPTIONS	Number of Contracts (Unrounded)	
Baker Hughes Incorporated, $50.00, Expires 1–23–12	600	1,428
Barrick Gold Corporation, $35.00, Expires 1–23–12	2,100	2,305
Canadian Natural Resources Ltd, $30.00, Expires 1–23–12	1,000	1,240
El Paso Corporation, $7.50, Expires 1–23–12	1,200	1,515
International Paper Company, $17.50, Expires 1–23–12	1,800	2,237
Occidental Petroleum Corporation:		
$60.00, Expires 1–23–12	550	2,447
$70.00, Expires 1–23–12	150	525

CALL OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Rio Tinto plc, ADR, $50.00, Expires 1–23–12	575	$ 1,308
Schlumberger Limited, $60.00, Expires 1–23–12	375	1,017
Suncor Energy Inc., $25.00, Expires 1–23–12	1,600	2,300
Williams Companies, Inc. (The):		
$20.00, Expires 8–22–11	400	408
$17.50, Expires 1–23–12	1,800	2,304
TOTAL CALL OPTIONS – 7.8%		**$ 19,034**
(Cost: $17,335)		

CORPORATE DEBT SECURITIES – 0.0%	Principal	
Brazil		
Bahia Sul Celulose S.A., 8.614%, 12–1–12 (A)(E)(F)	BRL180	$ 75
(Cost: $83)		

PUT OPTIONS	Number of Contracts (Unrounded)	
Energy Select Sector SPDR, $90.00, Expires 9–19–11	1,600	2,404
Materials Select Sector SPDR, $46.00, Expires 9–19–11	600	440
S&P Metals & Mining SPDR, $80.00, Expires 9–19–11	400	453
TOTAL PUT OPTIONS – 1.3%		**$ 3,297**
(Cost: $3,995)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.3%		
Air Products and Chemicals, Inc., 0.100%, 7–11–11 (G)	$ 3,000	3,000
Caterpillar Financial Services Corporation, 0.000%, 7–1–11 (G)	2,200	2,200
Corporacion Andina de Fomento, 0.120%, 7–12–11 (G)	3,000	3,000
		8,200
Master Note – 2.4%		
Toyota Motor Credit Corporation, 0.081%, 7–1–11 (H)	5,987	5,987
TOTAL SHORT-TERM SECURITIES – 5.7%		**$ 14,187**
(Cost: $14,187)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$246,308**
(Cost: $231,648)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		600
NET ASSETS – 100.0%		**$246,908**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	Royal Bank of Canada	700	7–15–11	$ —	$ 35
Sell	Brazilian Real	Royal Bank of Canada	700	7–22–11	—	22
Sell	Brazilian Real	Bank of New York Mellon (The)	1,165	7–29–11	—	19
Sell	Brazilian Real	Toronto–Dominion Bank (The)	1,280	8–12–11	—	32
Sell	Brazilian Real	Toronto–Dominion Bank (The)	1,100	9–2–11	—	10
Sell	British Pound	Canadian Imperial Bank of Commerce	1,400	7–15–11	—	5
Sell	British Pound	State Street Global Markets	1,950	7–22–11	34	—
Sell	British Pound	Royal Bank of Canada	3,080	8–12–11	119	—
Sell	British Pound	Toronto–Dominion Bank (The)	1,180	8–19–11	10	—
Sell	British Pound	Bank of New York Mellon (The)	2,520	9–16–11	82	—
Sell	British Pound	Bank of New York Mellon (The)	400	9–23–11	3	—
Sell	Canadian Dollar	Bank of New York Mellon (The)	4,100	7–22–11	6	—
Sell	Canadian Dollar	Toronto-Dominion Bank (The)	2,190	8–19–11	—	6
Sell	Canadian Dollar	Bank of New York Mellon (The)	3,000	8–26–11	—	18
Sell	Canadian Dollar	Bank of New York Mellon (The)	1,175	9–16–11	—	28
Sell	Canadian Dollar	Canadian Imperial Bank of Commerce	2,800	9–23–11	—	53
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	135,100	7–13–11	—	64
Sell	Japanese Yen	Bank of New York Mellon (The)	32,000	8–17–11	—	1
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	88,000	8–31–11	4	—
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	95,000	9–28–11	4	—
Sell	Japanese Yen	State Street Global Markets	6,000	10–5–11	—*	—
					$262	$293

*Not shown due to rounding.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2011, the total value of these securities amounted to $807 or 0.3% of net assets.

(B)No dividends were paid during the preceding 12 months.

(C)Restricted securities. At June 30, 2011, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Buried Hill Energy (Cyprus) Public Company Limited	5–1–07 to 4–17–08	70	$118	$140
Konarka Technologies, Inc., 8.0% Cumulative	8–31–07	68	211	171
			$329	$311

The total value of these securities represented 0.1% of net assets at June 30, 2011.

(D)Securities serve as collateral for the following open futures contracts at June 30, 2011:

Description	Type	Expiration Date	Number of Contracts (Unrounded)	Market Value	Unrealized Depreciation
S&P/Toronto Stock Exchange 60 Index	Short	9–16–11	59	$ (9,325)	$(252)
S&P 500 E-mini	Short	9–17–11	135	(8,880)	(350)
				$(18,205)	$(602)

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL — Brazilian Real).

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011.

(G)Rate shown is the yield to maturity at June 30, 2011.

(H)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date the variable rate resets.

Global Natural Resources *(in thousands)*

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Staples	$ 210	$ 1,381	$ —
Energy	93,433	3,380	140
Financials	—	1,178	—
Industrials	810	5,767	—
Information Technology	5,903	4,114	—
Materials	49,342	36,549	—
Utilities	4,191	1,337	—
Total Common Stocks	$153,889	$53,706	$140
Preferred Stocks	629	1,180	171
Call Options	19,034	—	—
Corporate Debt Securities	—	—	75
Put Options	3,297	—	—
Short-Term Securities	—	14,187	—
Total	$176,849	$69,073	$386
Forward Foreign Currency Contracts	$ —	$ 262	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 293	$ —
Futures Contracts	602	—	—

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Corporate Debt Securities
Beginning Balance 1-1-11	$140	$244	$ 56
Net realized gain (loss)	—	—	8
Net unrealized appreciation (depreciation)	—	(73)	8
Purchases	—	—	36
Sales	—	—	(33)
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	—	—
Ending Balance 6-30-11	$140	$171	$ 75
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-11	$ —	$ (73)	$ 8

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Energy	39.3%
Materials	35.5%
Information Technology	4.1%
Industrials	2.7%
Utilities	2.3%
Consumer Staples	0.6%
Financials	0.5%
Other+	15.0%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Growth

Asset Allocation

Stocks	**98.6%**
Information Technology	31.6%
Consumer Discretionary	24.6%
Industrials	12.4%
Energy	10.2%
Health Care	6.7%
Consumer Staples	5.1%
Materials	4.3%
Financials	3.7%
Cash and Cash Equivalents	**1.4%**

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Oracle Corporation	Information Technology
Schlumberger Limited	Energy
Allergan, Inc.	Health Care
Wynn Resorts, Limited	Consumer Discretionary
Cognizant Technology Solutions Corporation, Class A	Information Technology
National Oilwell Varco, Inc.	Energy
Precision Castparts Corp.	Industrials
Starbucks Corporation	Consumer Discretionary
CBS Corporation, Class B	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.2%		
Boeing Company (The)	239	$ 17,654
Precision Castparts Corp.	189	31,054
		48,708
Air Freight & Logistics – 1.4%		
Expeditors International of Washington, Inc. . . .	264	13,519
Application Software – 2.2%		
Intuit Inc. (A)	194	10,076
salesforce.com, inc. (A)	69	10,340
		20,416
Asset Management & Custody Banks – 2.7%		
T. Rowe Price Group, Inc.	424	25,609
Auto Parts & Equipment – 2.4%		
BorgWarner Inc. (A)	148	11,941
Gentex Corporation	343	10,369
		22,310
Automotive Retail – 2.3%		
AutoZone, Inc. (A)	40	11,883
O'Reilly Automotive, Inc. (A)	143	9,348
		21,231
Broadcasting – 3.8%		
CBS Corporation, Class B	1,084	30,880
Discovery Holding Company, Class A (A)	104	4,252
		35,132
Casinos & Gaming – 3.8%		
Wynn Resorts, Limited	248	35,555
Communications Equipment – 4.3%		
Juniper Networks, Inc. (A)	315	9,923
QUALCOMM Incorporated	540	30,641
		40,564
Computer Hardware – 6.4%		
Apple Inc. (A)	177	59,448
Computer Storage & Peripherals – 0.5%		
NetApp, Inc. (A)	87	4,577
Construction & Farm Machinery & Heavy Trucks – 2.1%		
Caterpillar Inc.	182	19,376
Consumer Electronics – 0.5%		
Harman International Industries, Incorporated	106	4,821
Data Processing & Outsourced Services – 1.1%		
MasterCard Incorporated, Class A	34	10,095
Electrical Components & Equipment – 1.3%		
Emerson Electric Co.	217	12,178
Environmental & Facilities Services – 0.7%		
Stericycle, Inc. (A)	75	6,648

COMMON STOCKS (Continued)	Shares	Value
Fertilizers & Agricultural Chemicals – 0.8%		
Monsanto Company	101	$ 7,348
Footwear – 1.0%		
NIKE, Inc., Class B	109	9,781
Health Care Equipment – 1.4%		
Intuitive Surgical, Inc. (A)	16	5,842
Stryker Corporation	116	6,785
		12,627
Hotels, Resorts & Cruise Lines – 2.0%		
Starwood Hotels & Resorts Worldwide, Inc.	331	18,569
Industrial Gases – 2.8%		
Praxair, Inc.	235	25,450
Industrial Machinery – 1.7%		
Danaher Corporation	291	15,425
Internet Retail – 2.0%		
Amazon.com, Inc. (A)	89	18,220
Internet Software & Services – 3.1%		
Google Inc., Class A (A)	57	28,641
IT Consulting & Other Services – 3.4%		
Cognizant Technology Solutions Corporation, Class A (A)	431	31,595
Life Sciences Tools & Services – 1.0%		
Thermo Fisher Scientific Inc. (A)	145	9,343
Movies & Entertainment – 1.5%		
Walt Disney Company (The)	352	13,746
Oil & Gas Equipment & Services – 10.2%		
Halliburton Company	436	22,231
National Oilwell Varco, Inc.	400	31,292
Schlumberger Limited	477	41,234
		94,757
Other Diversified Financial Services – 1.0%		
JPMorgan Chase & Co.	225	9,208
Packaged Foods & Meats – 1.1%		
Mead Johnson Nutrition Company	146	9,849
Personal Products – 2.1%		
Estee Lauder Companies Inc. (The), Class A . . .	195	20,533
Pharmaceuticals – 4.3%		
Allergan, Inc.	482	40,143
Restaurants – 4.2%		
McDonald's Corporation	113	9,528
Starbucks Corporation	784	30,963
		40,491
Semiconductor Equipment – 0.7%		
Lam Research Corporation (A)	147	6,522

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 3.8%		
ARM Holdings plc, ADR	248	$ 7,062
Broadcom Corporation, Class A	178	5,981
Microchip Technology Incorporated	601	22,788
		35,831
Soft Drinks – 1.9%		
Coca-Cola Company (The)	111	7,449
PepsiCo, Inc.	145	10,205
		17,654
Specialty Chemicals – 0.7%		
Ecolab Inc.	124	6,974
Specialty Stores – 1.1%		
Tiffany & Co.	125	9,815
Systems Software – 6.1%		
Oracle Corporation	1,257	41,364
VMware, Inc., Class A (A)	159	15,947
		57,311
TOTAL COMMON STOCKS – 98.6%		**$920,020**

(Cost: $723,631)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.3%		
Caterpillar Financial Services Corporation,		
0.000%, 7–1–11 (B)	$3,000	$ 3,000
Master Note – 0.4%		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (C)	3,990	3,990
Municipal Obligations – Taxable – 0.6%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev		
Bonds (Pacific Gas and Elec Co), Ser C		
(JPMorgan Chase Bank, N.A.),		
0.050%, 7–1–11 (C)	3,000	3,000
NYC GO Bonds, Fiscal 2006 Ser E (Bank of		
America, N.A.),		
0.090%, 7–1–11 (C)	2,500	2,500
		5,500
TOTAL SHORT-TERM SECURITIES – 1.3%		**$ 12,490**

(Cost: $12,490)

TOTAL INVESTMENT SECURITIES – 99.9%	**$932,510**

(Cost: $736,121)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%	540
NET ASSETS – 100.0%	**$933,050**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2011.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$920,020	$ —	$—
Short-Term Securities	—	12,490	—
Total	$920,020	$12,490	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

High Income

Asset Allocation

Bonds	**94.2%**
Corporate Debt Securities	81.7%
Senior Loans	11.9%
Municipal Bonds—Taxable	0.6%
Cash and Cash Equivalents and Equities	**5.8%**

Quality Weightings

Investment Grade	**4.1%**
A	1.5%
BBB	2.6%
Non-Investment Grade	**90.1%**
BB	14.4%
B	50.8%
CCC	24.1%
Below CCC	0.2%
Non-rated	0.6%
Cash and Cash Equivalents and Equities	**5.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.1%		
Pinnacle Entertainment, Inc. (A)	13	$ 186
Packaged Foods & Meats – 0.1%		
Dole Food Company, Inc. (A)	18	239
Railroads – 0.3%		
Kansas City Southern (A)	15	891
Thrifts & Mortgage Finance – 0.1%		
PMI Group, Inc. (The) (A)	187	200
TOTAL COMMON STOCKS – 0.6%		$ 1,516
(Cost: $2,297)		
PREFERRED STOCKS		
Consumer Finance – 0.3%		
Ally Financial Inc., Preferred 8.5%	18	442
GMAC Capital Trust I, Preferred 8.125%	15	371
		813
Trucking – 0.1%		
Swift Services Holdings, Inc., 6.0% Cumulative (B)	15	203
TOTAL PREFERRED STOCKS – 0.4%		$ 1,016
(Cost: $973)		
WARRANTS – 0.1%		
Agricultural Products		
ASG Consolidated LLC	1	$ 150
(Cost: $72)		

CORPORATE DEBT SECURITIES	Principal	
Advertising – 0.1%		
National CineMedia, Inc., 7.875%, 7–15–21 (B)	$ 325	330
Aerospace & Defense – 0.3%		
Acquisition Co., 10.000%, 6–1–17 (B)	335	353
Ducommun Incorporated, 9.750%, 7–15–18 (B)	325	334
		687
Agricultural Products – 1.2%		
American Rock Salt Company LLC and American Rock Salt Capital Corporation, 8.250%, 5–1–18 (B)	195	196
American Seafoods Group LLC, 10.750%, 5–15–16 (B)	1,475	1,556
ASG Consolidated LLC, 15.000%, 5–15–17 (B)(C)	1,391	1,441
		3,193
Alternative Carriers – 3.6%		
Level 3 Communications, Inc.:		
11.875%, 2–1–19 (B)(D)	2,812	3,033
8.125%, 7–1–19 (B)	1,280	1,286

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Alternative Carriers (Continued)		
Level 3 Financing, Inc.,		
10.000%, 2–1–18	$ 700	$ 752
9.375%, 4–1–19 (B)	200	206
PAETEC Escrow Corporation, 9.875%, 12–1–18 (B)	1,160	1,202
PAETEC Holding Corp., 9.500%, 7–15–15	2,850	2,957
		9,436
Apparel Retail – 0.9%		
Burlington Coat Factory Investments Holdings, Inc., 10.000%, 2–15–19 (B)	295	292
J.Crew Group, Inc., 8.125%, 3–1–19 (B)	2,155	2,074
		2,366
Apparel, Accessories & Luxury Goods – 0.2%		
Norcraft Companies, L.P. and Norcraft Finance Corp., 10.500%, 12–15–15	590	599
Asset Management & Custody Banks – 0.4%		
Nexeo Solutions, LLC, 8.375%, 3–1–18 (B)	1,037	1,050
Auto Parts & Equipment – 2.7%		
Affinia Group Inc.:		
9.000%, 11–30–14	290	294
10.750%, 8–15–16 (B)	1,656	1,846
Exide Technologies, 8.625%, 2–1–18 (B)	807	839
Icahn Enterprises L.P., 8.000%, 1–15–18	2,721	2,762
Icahn Enterprises L.P. and Icahn Enterprises Finance Corp., 7.750%, 1–15–16	980	1,006
Visteon Corporation, 6.750%, 4–15–19 (B)	440	425
		7,172
Automotive Retail – 2.6%		
Asbury Automotive Group, Inc.:		
7.625%, 3–15–17	725	720
8.375%, 11–15–20 (B)	1,885	1,918
Sonic Automotive, Inc., 9.000%, 3–15–18	2,865	3,015
United Auto Group, Inc., 7.750%, 12–15–16	1,250	1,275
		6,928
Broadcasting – 0.9%		
Cumulus Media Inc., 7.750%, 5–1–19 (B)	1,545	1,492
dcp LLC, 10.750%, 8–15–15 (B)	490	434
Gray Television, Inc., 10.500%, 6–29–15	460	478
		2,404

High Income *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Building Products – 0.9%		
Building Materials Corporation of America,		
6.750%, 5–1–21 (B)	$ 325	$ 327
Masonite International Corporation,		
8.250%, 4–15–21 (B)	265	263
Ply Gem Holdings, Inc.,		
8.250%, 2–15–18 (B)	2,050	1,942
		2,532
Cable & Satellite – 0.3%		
CCO Holdings, LLC and CCO Holdings		
Capital Corp.,		
6.500%, 4–30–21	735	725
Casinos & Gaming – 1.6%		
Inn of the Mountain Gods Resort and Casino,		
1.250%, 11–30–20	1,181	719
MGM MIRAGE:		
11.375%, 3–1–18	600	674
9.000%, 3–15–20	400	438
MGM Resorts International,		
10.000%, 11–1–16 (B)	560	594
Peninsula Gaming, LLC:		
8.375%, 8–15–15	550	578
8.375%, 8–15–15 (B)	440	462
10.750%, 8–15–17	400	437
10.750%, 8–15–17 (B)	217	237
		4,139
Catalog Retail – 0.9%		
QVC, Inc.,		
7.500%, 10–1–19 (B)	2,330	2,470
Coal & Consumable Fuels – 0.6%		
Alpha Natural Resources, Inc.:		
6.000%, 6–1–19	306	305
6.250%, 6–1–21	515	518
Arch Coal, Inc.:		
7.000%, 6–15–19 (B)	320	319
7.250%, 6–15–21 (B)	512	513
		1,655
Communications Equipment – 1.0%		
Brightstar Corporation,		
9.500%, 12–1–16 (B)	2,415	2,584
Construction & Farm Machinery & Heavy Trucks – 0.2%		
ArvinMeritor, Inc.,		
10.625%, 3–15–18	300	337
Greenbrier Companies, Inc., (The),		
Convertible,		
3.500%, 4–1–18 (B)	200	181
		518
Construction Materials – 2.5%		
Cemex Finance LLC,		
9.500%, 12–14–16 (B)	1,050	1,085
Cemex SAB de CV,		
9.000%, 1–11–18 (B)	140	142
Headwaters Incorporated,		
7.625%, 4–1–19	1,340	1,219
Headwaters Incorporated, Convertible:		
2.500%, 2–1–14	375	304
14.750%, 2–1–14 (B)	2,221	2,524

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction Materials (Continued)		
Hillman Group, Inc. (The):		
10.875%, 6–1–18	$ 1,005	$ 1,084
10.875%, 6–1–18 (B)	402	434
		6,792
Consumer Finance – 1.5%		
American General Finance Corporation,		
6.900%, 12–15–17	500	459
Bankrate Inc.,		
11.750%, 7–15–15 (B)	1,397	1,593
Credit Acceptance Corporation:		
9.125%, 2–1–17	640	685
9.125%, 2–1–17 (B)	270	288
Speedy Cash Intermediate Holdings Corp.,		
10.750%, 5–15–18 (B)	1,085	1,109
TMX Finance LLC and TitleMax Finance Corp,		
13.250%, 7–15–15	188	211
		4,345
Consumer Products – 0.6%		
Prestige Brands, Inc.:		
8.250%, 4–1–18	1,000	1,048
8.250%, 4–1–18 (B)	617	646
		1,694
Diversified Chemicals – 1.3%		
Kinove German Bondco GmbH:		
9.625%, 6–15–18 (B)	715	745
10.000%, 6–15–18 (B)(E)	EUR 520	784
Styrolution Group GmbH,		
7.625%, 5–15–16 (B)(E)	1,390	1,976
		3,505
Diversified Metals & Mining – 1.8%		
FMG Resources Pty Ltd.:		
7.000%, 11–1–15 (B)	$ 1,360	1,387
6.375%, 2–1–16 (B)	300	299
6.875%, 2–1–18 (B)	300	305
Quadra FNX Mining Ltd.,		
7.750%, 6–15–19 (B)	960	970
Taseko Mines Limited,		
7.750%, 4–15–19	1,745	1,758
		4,719
Diversified Support Services – 0.6%		
ARAMARK Holdings Corporation,		
8.625%, 5–1–16 (B)	500	509
SITEL, LLC and SITEL Finance Corp.,		
11.500%, 4–1–18	1,180	1,079
		1,588
Education Services – 3.2%		
Laureate Education, Inc.:		
10.000%, 8–15–15 (B)	1,750	1,829
11.000%, 8–15–15 (B)(C)	4,413	4,496
11.750%, 8–15–17 (B)(D)	2,140	2,335
		8,660
Electrical Components & Equipment – 0.3%		
International Wire Group, Inc.,		
9.750%, 4–15–15 (B)	800	844

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electronic Equipment & Instruments – 3.0%		
CDW Escrow Corporation,		
8.500%, 4–1–19 (B)(D)	$4,660	$ 4,567
CDW LLC and CDW Finance Corporation,		
12.535%, 10–12–17	3,490	3,760
		8,327
Electronic Manufacturing Services – 1.9%		
Jabil Circuit, Inc.:		
7.750%, 7–15–16	1,520	1,683
8.250%, 3–15–18 (D)	1,885	2,154
KEMET Corporation,		
10.500%, 5–1–18	1,040	1,149
		4,986
Food Distributors – 1.0%		
U.S. Foodservice, Inc.,		
8.500%, 6–30–19 (B)	440	427
Viskase Companies, Inc.:		
9.875%, 1–15–18 (B)	2,100	2,189
		2,616
Forest Products – 1.5%		
Ainsworth Lumber Co. Ltd.,		
11.000%, 7–29–15 (B)(C)	4,230	3,920
Health Care Equipment – 0.5%		
Biomet, Inc.,		
11.625%, 10–15–17	533	591
DJO Finance LLC and DJO Finance Corporation,		
9.750%, 10–15–17 (B)	420	426
NuVasive, Inc., Convertible,		
2.750%, 7–1–17	375	379
		1,396
Health Care Facilities – 3.2%		
HCA Inc.,		
9.625%, 11–15–16	1	1
HealthSouth Corporation,		
8.125%, 2–15–20	1,675	1,799
Kindred Escrow Corp.,		
8.250%, 6–1–19 (B)	995	990
Radiation Therapy Services, Inc.,		
9.875%, 4–15–17	1,680	1,678
Tenet Healthcare Corporation,		
6.875%, 11–15–31	2,303	1,923
United Surgical Partners International, Inc.,		
8.875%, 5–1–17 (D)	2,000	2,089
		8,480
Health Care Services – 1.2%		
Air Medical Group Holdings Inc.,		
9.250%, 11–1–18 (B)	1,620	1,710
OnCure Holdings, Inc.,		
11.750%, 5–15–17	660	681
WP Rocket Merger Sub, Inc.,		
10.125%, 7–15–19 (B)	830	838
		3,229
Health Care Technology – 0.8%		
MedAssets, Inc.,		
8.000%, 11–15–18 (B)	2,248	2,226

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Home Furnishings – 0.4%		
Empire Today, LLC and Empire Today Finance Corp.,		
11.375%, 2–1–17 (B)	$ 620	$ 639
Simmons Bedding Company,		
11.250%, 7–15–15 (B)	300	315
		954
Household Products – 1.1%		
Reynolds Group Holdings Limited:		
7.125%, 4–15–19 (B)	950	943
9.000%, 4–15–19 (B)	1,880	1,856
8.250%, 2–15–21 (B)	280	262
		3,061
Human Resource & Employment Services – 0.5%		
CDRT Merger Sub, Inc.,		
8.125%, 6–1–19 (B)	1,280	1,280
Independent Power Producers & Energy Traders – 1.8%		
Calpine Corporation:		
7.875%, 7–31–20 (B)	700	732
7.500%, 2–15–21 (B)	876	894
7.875%, 1–15–23 (B)	285	294
NRG Energy, Inc.:		
7.625%, 5–15–19 (B)	1,280	1,273
7.875%, 5–15–21 (B)	1,600	1,595
		4,788
Industrial Conglomerates – 0.6%		
Pinafore, LLC and Pinafore, Inc.,		
9.000%, 10–1–18 (B)	1,425	1,535
Industrial Machinery – 1.3%		
CPM Holdings, Inc.,		
10.875%, 9–1–14 (B)	1,250	1,357
RBS Global, Inc. and Rexnord LLC,		
11.750%, 8–1–16 (D)	2,215	2,343
		3,700
Investment Banking & Brokerage – 0.4%		
E*TRADE Financial Corporation,		
6.750%, 6–1–16	1,200	1,176
IT Consulting & Other Services – 1.5%		
iGATE Corporation,		
9.000%, 5–1–16 (B)	4,050	4,091
Leisure Facilities – 1.3%		
Palace Entertainment Holdings, LLC,		
8.875%, 4–15–17 (B)	2,242	2,247
Speedway Motorsports, Inc.,		
8.750%, 6–1–16	1,100	1,187
		3,434
Life & Health Insurance – 0.7%		
CNO Financial Group, Inc.,		
9.000%, 1–15–18 (B)	1,756	1,861
Metal & Glass Containers – 0.4%		
Plastipak Holdings, Inc.,		
10.625%, 8–15–19 (B)	880	990

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment – 1.7%		
AMC Entertainment Holdings, Inc.,		
9.750%, 12–1–20 (B)(D)	$2,190	$ 2,240
AMC Entertainment Inc.,		
8.000%, 3–1–14	510	511
Cinemark USA, Inc.,		
8.625%, 6–15–19	1,000	1,095
Regal Enertainment Group,		
9.125%, 8–15–18	725	750
		4,596
Multi-Line Insurance – 0.5%		
American International Group, Inc.,		
8.175%, 5–15–58	1,135	1,240
Oil & Gas Drilling – 0.7%		
RDS Ultra-Deepwater Ltd,		
11.875%, 3–15–17 (B)	1,560	1,747
Oil & Gas Equipment & Services – 2.7%		
Forbes Energy Services Ltd.,		
9.000%, 6–15–19 (B)	1,415	1,394
Geokinetics Holdings USA, Inc.,		
9.750%, 12–15–14	1,715	1,646
Global Geophysical Services, Inc.,		
10.500%, 5–1–17	3,767	3,955
Thermon Industries, Inc.,		
9.500%, 5–1–17	384	412
		7,407
Oil & Gas Exploration & Production – 1.4%		
Chesapeake Energy Corporation:		
9.500%, 2–15–15	1,355	1,572
6.625%, 8–15–20	228	240
6.125%, 2–15–21	730	739
Quicksilver Resources Inc.:		
11.750%, 1–1–16	600	687
7.125%, 4–1–16	400	394
		3,632
Oil & Gas Refining & Marketing – 2.5%		
Energy Partners Ltd.,		
8.250%, 2–15–18 (B)	2,516	2,378
Offshore Group Investment Limited:		
11.500%, 8–1–15	3,090	3,360
11.500%, 8–1–15 (B)	740	805
		6,543
Other Diversified Financial Services – 1.7%		
Bank of America Corporation:		
8.000%, 12–29–49 (F)	2,175	2,272
8.125%, 12–29–49 (F)	790	825
JPMorgan Chase & Co.,		
7.900%, 4–29–49 (F)	1,500	1,611
		4,708
Packaged Foods & Meats – 1.8%		
Bumble Bee Foods, LLC:		
9.000%, 12–15–17 (B)	2,708	2,722
9.625%, 3–15–18 (B)	2,175	1,979
		4,701

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Paper Products – 0.3%		
Appleton Papers Inc.,		
10.500%, 6–15–15 (B)	$ 720	$ 751
Verso Paper Corp.,		
8.750%, 2–1–19 (B)	142	126
		877
Pharmaceuticals – 0.3%		
ConvaTec Healthcare E S.A.,		
10.500%, 12–15–18 (B)	420	434
InVentiv Health, Inc.,		
10.000%, 8–15–18 (B)	325	309
		743
Property & Casualty Insurance – 0.7%		
Fidelity National Information Services, Inc.:		
7.625%, 7–15–17	1,235	1,310
7.875%, 7–15–20	420	446
		1,756
Railroads – 1.0%		
Kansas City Southern de Mexico, S.A. de C.V.:		
8.000%, 2–1–18	1,990	2,159
6.625%, 12–15–20 (B)	420	437
		2,596
Regional Banks – 0.9%		
CIT Group, Inc.,		
7.000%, 5–2–17 (B)	2,330	2,324
Restaurants – 4.7%		
CKE Holdings, Inc.,		
10.500%, 3–14–16 (B)(C)	540	503
CKE Restaurants, Inc.,		
11.375%, 7–15–18	3,668	4,007
Dave & Buster's, Inc.,		
0.000%, 2–15–16 (B)(G)	3,980	2,249
DineEquity, Inc.,		
9.500%, 10–30–18 (B)	584	634
NPC International, Inc.,		
9.500%, 5–1–14	4,192	4,254
Wendy's/Arby's Restaurants, LLC,		
10.000%, 7–15–16 (D)	822	910
		12,557
Security & Alarm Services – 0.5%		
DynCorp International Inc.,		
10.375%, 7–1–17 (B)	1,325	1,358
Semiconductor Equipment – 0.1%		
Phototronics, Inc., Convertible,		
3.250%, 4–1–16 (B)	170	189
Specialized Consumer Services – 0.5%		
B-Corp Merger Sub, Inc.,		
8.250%, 6–1–19 (B)	1,255	1,242
Specialized Finance – 0.3%		
PHH Corporation,		
9.250%, 3–1–16	700	766
Specialized REITs – 0.9%		
CNL Lifestyles Properties, Inc.,		
7.250%, 4–15–19 (B)	2,535	2,294

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialty Chemicals – 0.4%		
Huntsman International LLC:		
8.625%, 3–15–20	$ 650	$ 708
8.625%, 3–15–21	280	305
		1,013
Steel – 1.4%		
Ryerson Inc.,		
12.000%, 11–1–15	750	797
Severstal Columbus LLC,		
10.250%, 2–15–18	720	796
WireCo WorldGroup Inc.,		
9.750%, 5–15–17 (B)	2,090	2,204
		3,797
Systems Software – 0.6%		
Atlantis Merger Sub, Inc. and SoftBrands, Inc.,		
11.500%, 7–15–18 (B)	1,625	1,544
Thrifts & Mortgage Finance – 0.9%		
Provident Funding Associates, L.P. and PFG Finance Corp.,		
10.125%, 2–15–19 (B)	2,250	2,284
Trading Companies & Distributors – 0.6%		
United Rentals (North America), Inc.,		
8.375%, 9–15–20	1,590	1,610
Wireless Telecommunication Service – 1.3%		
Cricket Communications, Inc.,		
7.750%, 10–15–20	695	681
Digicel Group Limited:		
8.250%, 9–1–17 (B)	284	295
10.500%, 4–15–18 (B)	928	1,039
MetroPCS Wireless, Inc.,		
6.625%, 11–15–20	810	802
Wind Acquisition Finance S.A.,		
11.750%, 7–15–17 (B)	685	776
		3,593
TOTAL CORPORATE DEBT SECURITIES – 81.7%		$218,102
(Cost: $213,862)		

MUNICIPAL BONDS – TAXABLE – 0.6%		
Arizona		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B,		
1.014%, 1–1–37 (F)	2,175	$ 1,537
(Cost: $1,397)		

SENIOR LOANS		
Advertising – 0.2%		
Oriental Trading Company, Inc.,		
7.000%, 1–10–17 (F)	419	412
Alternative Carriers – 0.6%		
Vonage Holdings Corp.,		
9.750%, 12–9–15 (F)	1,719	1,726
Building Products – 2.3%		
Goodman Global, Inc.,		
9.000%, 10–6–17 (F)	5,945	6,085

SENIOR LOANS (Continued)	Principal	Value
Casinos & Gaming – 0.1%		
Revel AC, Inc.,		
9.000%, 1–24–17 (F)	$ 350	$ 326
Communications Equipment – 0.1%		
Mitel Networks Corporation,		
7.259%, 8–15–15 (F)	224	208
Diversified Support Services – 3.5%		
Advantage Sales & Marketing, Inc.,		
9.250%, 5–29–18 (F)	5,184	5,258
Applied Systems, Inc.,		
9.250%, 5–17–17 (F)	215	218
N.E.W. Holdings I, LLC:		
9.500%, 3–5–17 (F)	3,675	3,794
		9,270
Environmental & Facilities Services – 0.4%		
K2 Pure Solutions Nocal, L.P.,		
10.000%, 7–20–15 (F)	998	993
Food Distributors – 0.6%		
Chef's Warehouse, LLC (The),		
11.000%, 4–22–14 (F)	1,195	1,195
Fairway Group Acquisition Company:		
7.500%, 2–11–17 (F)	615	612
		1,807
Health Care Facilities – 0.8%		
National Surgical Hospitals, Inc.:		
8.250%, 1–4–17 (F)	1,852	1,852
0.000%, 2–3–17 (F)(G)	323	323
		2,175
Home Furnishings – 0.6%		
Spring Windows Fashions, LLC,		
11.250%, 4–27–18 (F)	1,800	1,767
Hypermarkets & Super Centers – 0.5%		
Roundy's Supermarkets, Inc.,		
10.000%, 4–5–16 (F)	1,195	1,208
Independent Power Producers & Energy Traders – 1.0%		
Texas Competitive Electric Holdings Company, LLC:		
4.690%, 10–10–17 (F)	1,597	1,248
4.768%, 10–10–17 (F)	1,694	1,323
		2,571
Internet Software & Services – 0.5%		
Nextag, Inc.,		
7.000%, 12–29–17 (F)	1,414	1,350
IT Consulting & Other Services – 0.7%		
Presidio, Inc.,		
7.250%, 3–31–17 (F)	1,706	1,702
Vertafore, Inc.,		
9.750%, 10–18–17 (F)	222	225
		1,927
TOTAL SENIOR LOANS – 11.9%		$ 31,825
(Cost: $31,692)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.1%		
Caterpillar Financial Services Corporation,		
0.000%, 7–1–11 (H)	$2,000	$ 2,000
St. Jude Medical, Inc.,		
0.000%, 7–1–11 (H)	3,399	3,399
		5,399
Master Note – 0.8%		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (I)	2,229	2,229
TOTAL SHORT-TERM SECURITIES – 2.9%		$ 7,628
(Cost: $7,628)		
TOTAL INVESTMENT SECURITIES – 98.2%		$261,774
(Cost: $257,921)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.8%		4,822
NET ASSETS – 100.0%		$266,596

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Morgan Stanley International	95	11-15-11	$—	$ 2
Sell	Euro	Deutsche Bank AG	26	12-15-11	—	1
Sell	Euro	Morgan Stanley International	95	5-15-12	—	3
Sell	Euro	Deutsche Bank AG	26	6-15-12	—	1
Sell	Euro	Morgan Stanley International	95	11-15-12	—	3
Sell	Euro	Deutsche Bank AG	26	12-17-12	—	1
Sell	Euro	Morgan Stanley International	95	5-15-13	—	3
Sell	Euro	Deutsche Bank AG	26	6-17-13	—	1
Sell	Euro	Morgan Stanley International	95	11-15-13	—	3
Sell	Euro	Deutsche Bank AG	26	12-16-13	—	1
Sell	Euro	Morgan Stanley International	95	5-15-14	—	3
Sell	Euro	Deutsche Bank AG	26	6-16-14	—	1
Sell	Euro	Morgan Stanley International	84	11-14-14	—	3
Sell	Euro	Deutsche Bank AG	11	11-17-14	—	—*
Sell	Euro	Deutsche Bank AG	26	12-15-14	—	1
Sell	Euro	Morgan Stanley International	1,190	5-15-15	—	41
Sell	Euro	Deutsche Bank AG	26	6-15-15	—	1
Sell	Euro	Deutsche Bank AG	11	11-16-15	—	—*
Sell	Euro	Deutsche Bank AG	26	12-15-15	—	1
Sell	Euro	Deutsche Bank AG	302	5-16-16	—	11
Sell	Euro	Deutsche Bank AG	26	6-15-16	—	1
Sell	Euro	Deutsche Bank AG	26	12-15-16	—	1
Sell	Euro	Deutsche Bank AG	26	6-15-17	—	1
Sell	Euro	Deutsche Bank AG	26	12-15-17	—	1
Sell	Euro	Deutsche Bank AG	546	6-15-18	—	12
					$—	$97

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2011, the total value of these securities amounted to $128,416 or 48.2% of net assets.

(C) Payment-in-kind bonds.

(D) Securities serve as cover for outstanding bridge loan commitments.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR — Euro).

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011.

(G) Zero coupon bond.

(H) Rate shown is the yield to maturity at June 30, 2011.

(I) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,516	$ —	$ —
Preferred Stocks	813	203	—
Warrants	—	—	150
Corporate Debt Securities	—	215,518	2,584
Municipal Bonds	—	1,537	—
Senior Loans	—	15,303	16,522
Short-Term Securities	—	7,628	—
Total	$2,329	$240,189	$19,256
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 97	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Preferred Stocks	Warrants	Corporate Debt Securities	Senior Loans
Beginning Balance 1-1-11	$ 540	$150	$ 8,715	$16,078
Net realized gain (loss)	—	—	—	41
Net unrealized appreciation (depreciation)	—	—	—	112
Purchases	—	—	—	650
Sales	—	—	—	(2,982)
Transfers into Level 3 during the period	—	—	2,583	8,814
Transfers out of Level 3 during the period	(540)	—	(8,714)	(6,191)
Ending Balance 6-30-11	$ —	$150	$ 2,584	$16,522
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-11	$ —	$ —	$ 88	$ 265

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

International Core Equity

ALL DATA IS AS OF JUNE 30, 2011 (UNAUDITED)

Asset Allocation

Stocks	**95.2%**
Industrials	18.2%
Financials	12.8%
Telecommunication Services	11.0%
Information Technology	10.9%
Energy	10.7%
Consumer Discretionary	10.0%
Consumer Staples	8.0%
Health Care	6.8%
Materials	6.8%
Cash and Cash Equivalents	**4.8%**

Country Weightings

Europe	**49.0%**
France	15.4%
United Kingdom	12.8%
Switzerland	6.7%
Germany	5.3%
Other Europe	8.8%
Pacific Basin	**37.6%**
Japan	14.9%
Australia	10.8%
Taiwan	5.1%
Other Pacific Basin	6.8%
North America	**3.1%**
South America	**3.2%**
Other	**2.3%**
Cash and Cash Equivalents	**4.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Total S.A.	France	Energy	Integrated Oil & Gas
Mitsubishi Corporation	Japan	Industrials	Trading Companies & Distributors
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Danone	France	Consumer Staples	Packaged Foods & Meats
Softbank Corp.	Japan	Telecommunication Services	Wireless Telecommunication Service
Newcrest Mining Limited	Australia	Materials	Gold
Taiwan Semiconductor Manufacturing Company Ltd.	Taiwan	Information Technology	Semiconductors
Nissin Kogyo Co., Ltd.	Japan	Consumer Discretionary	Auto Parts & Equipment

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

International Core Equity *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 10.8%		
Computershare Limited	698	$ 6,668
Foster's Group Limited	1,193	6,590
Myer Holdings Limited	2,244	6,371
Newcrest Mining Limited	274	11,104
Orica Limited	233	6,754
QBE Insurance Group Limited	383	7,111
Telstra Corporation Limited	4,812	14,952
Toll Holdings Limited	907	4,733
		64,283
Brazil – 3.2%		
Gafisa S.A., ADR	536	5,067
Petroleo Brasileiro S.A. – Petrobras, ADR	135	4,564
Vivo Participacoes S.A., ADR	309	9,180
		18,811
Canada – 1.2%		
Canadian Natural Resources Limited	172	7,210
China – 2.3%		
China Unicom Limited	3,842	7,800
SINA Corporation (A)	56	5,819
		13,619
Denmark – 1.2%		
PANDORA Holding A/S	125	3,930
PANDORA Holding A/S (B)	109	3,424
		7,354
France – 15.4%		
Alstom	147	9,060
Danone	176	13,175
Safran	175	7,458
Sanofi-Aventis	195	15,705
Societe Generale	136	8,044
Total S.A.	399	23,071
Vinci	106	6,804
Vivendi Universal	328	9,139
		92,456
Germany – 5.3%		
Bayer AG	121	9,731
Commerzbank AG	1,692	7,289
DaimlerChrysler AG, Registered Shares	95	7,196
Dialog Semiconductor plc (A)	413	7,541
		31,757
Hong Kong – 1.7%		
Cheung Kong (Holdings) Limited	684	10,045
Israel – 2.3%		
Bezeq – Israel Telecommunication Corp., Ltd. (The)	2,598	6,576
Teva Pharmaceutical Industries Limited, ADR	146	7,052
		13,628
Japan – 14.9%		
Chiyoda Corporation	137	1,579
East Japan Railway Company	145	8,327
Hitachi Construction Machinery Co., Ltd.	340	7,624
Honda Motor Co., Ltd.	191	7,366
JGC Corporation	281	7,699
Mitsubishi Corporation	671	16,766

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Mitsubishi Electric Corporation	808	$ 9,386
Nissin Kogyo Co., Ltd.	580	10,480
Softbank Corp.	325	12,301
Sumitomo Corporation	553	7,520
		89,048
Luxembourg – 1.3%		
Tenaris S.A.	351	8,021
Mexico – 1.9%		
America Movil, S.A. de C.V.	135	7,290
Grupo Modelo, S.A.B. de C.V., Series C	624	3,775
		11,065
Netherlands – 2.5%		
Fugro N.V.	90	6,467
Koninklijke Ahold N.V.	651	8,747
		15,214
Norway – 1.2%		
Yara International ASA	128	7,175
Singapore – 2.8%		
Singapore Airlines Limited	625	7,234
United Overseas Bank Limited	599	9,617
		16,851
Sweden – 2.6%		
Tele2 AB	371	7,320
Telefonaktiebolaget LM Ericsson, B Shares	564	8,121
		15,441
Switzerland – 6.7%		
ABB Ltd	302	7,854
Credit Suisse Group AG, Registered Shares	238	9,278
Novartis AG, Registered Shares	136	8,364
Syngenta AG	25	8,547
TEMENOS Group AG (A)	185	5,694
		39,737
Taiwan – 5.1%		
Advanced Semiconductor Engineering, Inc. (A)	5,685	6,268
Hon Hai Precision Ind. Co., Ltd.	1,951	6,717
Taiwan Semiconductor Manufacturing Company Ltd.	4,186	10,549
Unimicron Technology Corp.	3,747	6,690
		30,224
United Kingdom – 12.8%		
Barclays plc	1,618	6,636
Barclays plc (B)	733	3,008
BG Group plc	304	6,902
HSBC Holdings plc	677	6,713
Invensys plc, ADR	1,383	7,152
Prudential plc	735	8,483
Royal Dutch Shell plc, Class A	200	7,117
Unilever plc	504	16,250
WPP Group plc	571	7,155
Xstrata plc	321	7,067
		76,483
TOTAL COMMON STOCKS – 95.2%		**$568,422**
(Cost: $527,618)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.5%		
Corporacion Andina de Fomento, 0.120%, 7–12–11 (C)	$2,000	$ 2,000
E.I. du Pont de Nemours and Company, 0.140%, 7–12–11 (C)	7,000	6,999
Kellogg Co., 0.200%, 7–6–11 (C)	4,000	4,000
Sara Lee Corporation, 0.000%, 7–1–11 (C)	3,000	3,000
Target Corporation, 0.080%, 7–18–11 (C)	3,000	3,000
Wisconsin Electric Power Co., 0.000%, 7–1–11 (C)	1,611	1,611
		20,610

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (backed by irrevocable letter of credit) – 0.9%		
Avon Capital Corp. (Avon Products, Inc.), 0.210%, 7–5–11 (C)	$5,500	$ 5,500
TOTAL SHORT-TERM SECURITIES – 4.4%		**$ 26,110**
(Cost: $26,110)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$594,532**
(Cost: $553,728)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		**2,312**
NET ASSETS – 100.0%		**$596,844**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2011, the total value of these securities amounted to $6,432 or 1.1% of net assets.

(C) Rate shown is the yield to maturity at June 30, 2011.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 5,067	$ 55,061	$—
Consumer Staples	6,590	41,947	—
Energy	11,775	51,577	—
Financials	—	76,224	—
Health Care	7,052	33,800	—
Industrials	—	109,196	—
Information Technology	5,819	58,250	—
Materials	—	40,646	—
Telecommunication Services	16,470	48,948	—
Total Common Stocks	$52,773	$515,649	$—
Short-Term Securities	—	26,110	—
Total	$52,773	$541,759	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification	
(as a % of net assets)	
Industrials	18.2%
Financials	12.8%
Telecommunication Services	11.0%
Information Technology	10.9%

Market Sector Diversification (Continued)	
Energy	10.7%
Consumer Discretionary	10.0%
Consumer Staples	8.0%
Materials	6.8%
Health Care	6.8%
Other+	4.8%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**88.9%**
Industrials	17.9%
Consumer Discretionary	14.2%
Information Technology	12.5%
Consumer Staples	9.8%
Health Care	9.6%
Energy	8.9%
Materials	6.7%
Financials	4.7%
Telecommunication Services	4.6%
Cash and Cash Equivalents	**11.1%**

Country Weightings

Europe	**53.8%**
Germany	14.6%
United Kingdom	13.7%
France	9.0%
Switzerland	8.4%
Other Europe	8.1%
Pacific Basin	**26.7%**
Japan	11.7%
China	6.2%
Australia	4.3%
Other Pacific Basin	4.5%
North America	**7.0%**
United States	4.7%
Other North America	2.3%
Other	**1.4%**
Cash and Cash Equivalents	**11.1%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Vinci	France	Industrials	Construction & Engineering
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Wynn Macau, Limited	China	Consumer Discretionary	Casinos & Gaming
Apple Inc.	United States	Information Technology	Computer Hardware
adidas AG	Germany	Consumer Discretionary	Apparel, Accessories & Luxury Goods
Bayer AG	Germany	Health Care	Pharmaceuticals
Tenaris S.A.	Luxembourg	Energy	Oil & Gas Equipment & Services
JGC Corporation	Japan	Industrials	Construction & Engineering
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Australia – 4.3%		
Coca-Cola Amatil Limited	147	$ 1,799
David Jones Limited	734	3,205
Orica Limited	129	3,733
Telstra Corporation Limited	2,281	7,090
		15,827
Canada – 1.1%		
Canadian Natural Resources Limited	94	3,936
China – 6.2%		
Baidu.com, Inc., ADR (A)	16	2,270
China Unicom Limited	2,778	5,639
SINA Corporation (A)	33	3,394
Tingyi Holding Corp.	1,264	3,913
Wynn Macau, Limited	2,367	7,751
		22,967
France – 9.0%		
Danone	82	6,140
LVMH Moet Hennessy – Louis Vuitton	11	2,018
Pinault-Printemps-Redoute S.A.	39	6,889
Safran	103	4,400
Technip-Coflexip	43	4,639
Vinci	145	9,326
		33,412
Germany – 13.3%		
adidas AG	96	7,581
Bayer AG	93	7,430
Commerzbank AG	847	3,649
Fresenius Medical Care AG & Co. KGaA	52	3,868
Fresenius SE & Co. KGaA	76	7,941
Linde AG	35	6,085
MTU Aero Engines Holding AG	48	3,853
Qiagen N.V. (A)	275	5,273
Siemens AG	27	3,746
		49,426
Hong Kong – 1.2%		
Yue Yuen Industrial (Holdings) Limited	1,449	4,609
India – 1.8%		
Infrastructure Development Finance Company Limited (A)	445	1,310
Infrastructure Development Finance Company Limited (A)(B)	453	1,335
Larsen & Toubro Limited	99	4,031
		6,676
Israel – 1.4%		
Teva Pharmaceutical Industries Limited, ADR	110	5,295
Italy – 1.4%		
Saipem S.p.A.	101	5,209
Japan – 11.7%		
Canon Inc.	71	3,368
Honda Motor Co., Ltd.	131	5,028
JGC Corporation	266	7,288
KONAMI Corporation	215	5,081
Mitsubishi Corporation	225	5,607
Mitsubishi Electric Corporation	322	3,740
Mitsui & Co., Ltd.	289	5,002

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Nintendo Co., Ltd.	11	$ 2,122
Nissin Kogyo Co., Ltd.	237	4,275
ORIX Corporation	19	1,886
		43,397
Luxembourg – 2.0%		
Tenaris S.A.	321	7,337
Mexico – 1.2%		
Grupo Modelo, S.A.B. de C.V., Series C	710	4,295
Netherlands – 0.7%		
ASML Holding N.V., Ordinary Shares	72	2,658
Norway – 1.3%		
Seadrill Limited	137	4,823
Sweden – 2.7%		
Tele2 AB	224	4,427
Telefonaktiebolaget LM Ericsson, B Shares	378	5,440
		9,867
Switzerland – 8.4%		
ABB Ltd	235	6,095
Credit Suisse Group AG, Registered Shares	77	2,992
Nestle S.A., Registered Shares	127	7,893
Swatch Group Ltd (The), Bearer Shares	6	2,978
Syngenta AG	19	6,563
TEMENOS Group AG (A)	157	4,846
		31,367
Taiwan – 1.5%		
Hon Hai Precision Ind. Co., Ltd.	1,667	5,739
United Kingdom – 13.7%		
Barclays plc	688	2,821
BG Group plc	71	1,623
British American Tobacco plc	128	5,603
Diageo plc	312	6,381
Experian plc	414	5,280
GlaxoSmithKline plc	269	5,759
Meggitt plc	619	3,787
Prudential plc	302	3,485
Rio Tinto plc	55	3,998
Serco Group plc	497	4,412
Virgin Media Inc.	125	3,754
Xstrata plc	193	4,245
		51,148
United States – 4.7%		
Apple Inc. (A)	23	7,606
QUALCOMM Incorporated	77	4,349
Schlumberger Limited	66	5,688
		17,643
TOTAL COMMON STOCKS – 87.6%		$325,631
(Cost: $275,720)		
PREFERRED STOCKS – 1.3%		
Germany		
Volkswagen AG	23	$ 4,789
(Cost: $4,592)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 5.7%		
Caterpillar Financial Services Corporation,		
0.000%, 7–1–11 (C)	$6,500	$ 6,500
Corporacion Andina de Fomento:		
0.140%, 7–21–11 (C)	2,000	2,000
0.190%, 8–8–11 (C)	7,750	7,748
Danaher Corporation,		
0.110%, 7–22–11 (C)	5,000	5,000
		21,248
Master Note – 0.9%		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (D)	3,324	3,324
Municipal Obligations – Taxable – 2.2%		
MS Dev Bank, Var Rate Demand Rfdg Bonds (Harrison Cnty, MS GO Coliseum and Convention Ctr Rfdg Bonds), Ser 2010B (Bank of America, N.A.),		
0.070%, 7–7–11 (D)	1,190	1,190
NY Hsng Fin Agy, Archstone Westbury Hsng Rev Bonds, Ser A (Bank of America, N.A.),		
0.100%, 7–7–11 (D)	6,500	6,500
Parish of St. Bernard, LA, Exempt Fac Var Rate Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (Exxon Mobil Corporation),		
0.020%, 7–1–11 (D)	575	575
		8,265
TOTAL SHORT-TERM SECURITIES – 8.8%		$ 32,837
(Cost: $32,837)		
TOTAL INVESTMENT SECURITIES – 97.7%		$363,257
(Cost: $313,149)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.3%		8,538
NET ASSETS – 100.0%		$371,795

Notes to Schedule of Investments

The following total return swap agreements were outstanding at June 30, 2011:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Depreciation
UBS AG, London	$3,474	Ping An Insurance (Group) Company of China, Ltd.	10–21–11	USD LIBOR + 0.700%	$(263)

#The Portfolio pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Portfolio will pay/receive the return of the underlying security.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2011, the total value of these securities amounted to $1,335 or 0.4% of net assets.

(C) Rate shown is the yield to maturity at June 30, 2011.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 3,754	$ 44,334	$—
Consumer Staples	—	36,026	—
Energy	9,624	23,632	—
Financials	—	17,477	—
Health Care	5,295	30,271	—
Industrials	—	66,567	—
Information Technology	17,619	29,254	—
Materials	—	24,622	—
Telecommunication Services	—	17,156	—
Total Common Stocks	$36,292	$289,339	$—
Preferred Stocks	—	4,789	—
Short-Term Securities	—	32,837	—
Total	$36,292	$326,965	$—
Liabilities			
Swap Agreements	$ —	$ 263	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification	
(as a % of net assets)	
Industrials	17.9%
Consumer Discretionary	14.2%
Information Technology	12.5%
Consumer Staples	9.8%
Health Care	9.6%
Energy	8.9%
Materials	6.7%
Financials	4.7%
Telecommunication Services	4.6%
Other+	11.1%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Limited-Term Bond

Asset Allocation

Bonds	**95.9%**
Corporate Debt Securities	52.2%
United States Government and Government Agency Obligations	40.8%
Municipal Bonds — Taxable	2.9%
Cash and Cash Equivalents	**4.1%**

Certain U.S. government securities, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

Quality Weightings

Investment Grade	**95.4%**
AAA	42.6%
AA	8.6%
A	20.9%
BBB	23.3%
Non-Investment Grade	**0.5%**
BB	0.5%
Cash and Cash Equivalents	**4.1%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

CORPORATE DEBT SECURITIES	Principal	Value
Air Freight & Logistics – 0.9%		
FedEx Corporation,		
7.375%, 1–15–14	$1,500	$ 1,712
Airlines – 0.5%		
Southwest Airlines Co.,		
6.500%, 3–1–12	1,000	1,035
Brewers – 1.1%		
Anheuser-Busch InBev S.A.,		
2.500%, 3–26–13	2,000	2,049
Broadcasting – 1.3%		
CBS Corporation,		
8.200%, 5–15–14	2,200	2,575
Cable & Satellite – 2.2%		
DirecTV Holdings LLC and DirecTV Financing Co.,		
7.625%, 5–15–16	2,000	2,181
Time Warner Cable Inc.,		
3.500%, 2–1–15	2,000	2,085
		4,266
Computer & Electronics Retail – 0.6%		
Best Buy Co., Inc.,		
6.750%, 7–15–13	1,000	1,092
Construction & Farm Machinery & Heavy Trucks – 1.0%		
Caterpillar Inc.,		
1.375%, 5–27–14	2,000	2,007
Consumer Finance – 1.0%		
American Express Credit Corporation,		
2.750%, 9–15–15	2,000	1,999
Data Processing & Outsourced Services – 0.9%		
Western Union Company (The),		
6.500%, 2–26–14	1,500	1,669
Distillers & Vintners – 0.9%		
Diageo Capital plc,		
5.750%, 10–23–17	1,500	1,719
Diversified Banks – 4.6%		
Bank of New York Mellon Corporation (The),		
1.500%, 1–31–14	2,000	2,020
Bank of Nova Scotia (The),		
2.375%, 12–17–13	1,500	1,543
Barclays Bank plc,		
2.375%, 1–13–14	1,500	1,517
HSBC Bank plc,		
3.100%, 5–24–16 (A)	2,000	1,986
Wells Fargo & Company,		
3.676%, 6–15–16 (B)	2,000	2,053
		9,119
Diversified Capital Markets – 0.5%		
Deutsche Bank AG,		
3.250%, 1–11–16	1,000	1,011

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Chemicals – 2.1%		
Dow Chemical Company, (The),		
5.900%, 2–15–15	$2,000	$ 2,246
E.I. du Pont de Nemours and Company,		
2.750%, 4–1–16	2,000	2,040
		4,286
Diversified Metals & Mining – 1.2%		
BHP Billiton plc and BHP Billiton Limited,		
5.250%, 12–15–15	2,000	2,255
Drug Retail – 0.9%		
CVS Caremark Corporation,		
3.250%, 5–18–15	1,675	1,738
Electric Utilities – 4.3%		
Carolina Power & Light Company,		
5.125%, 9–15–13	2,000	2,177
Great Plains Energy Incorporated,		
2.750%, 8–15–13	2,000	2,045
National Rural Utilities Cooperative Finance Corporation:		
1.125%, 11–1–13	1,000	1,000
1.900%, 11–1–15	1,000	985
Oncor Electric Delivery Company,		
6.375%, 5–1–12	1,000	1,043
Oncor Electric Delivery Company LLC,		
5.950%, 9–1–13	1,000	1,090
		8,340
Environmental & Facilities Services – 2.3%		
Allied Waste North America, Inc.,		
6.875%, 6–1–17	2,000	2,168
Waste Management, Inc.,		
6.375%, 11–15–12	2,050	2,194
		4,362
Health Care Services – 2.1%		
Medco Health Solutions, Inc.,		
2.750%, 9–15–15	2,000	2,017
Quest Diagnostics Incorporated,		
3.200%, 4–1–16	2,000	2,041
		4,058
Industrial Conglomerates – 1.5%		
General Electric Capital Corporation,		
2.950%, 5–9–16	3,000	3,015
Industrial Machinery – 0.3%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14	540	599
Integrated Telecommunication Services – 1.8%		
Deutsche Telekom International Finance B.V.,		
4.875%, 7–8–14	1,000	1,091
Verizon Communications Inc.,		
3.000%, 4–1–16	2,250	2,298
		3,389
Investment Banking & Brokerage – 2.4%		
Goldman Sachs Group, Inc. (The),		
3.625%, 2–7–16	2,000	2,021
Morgan Stanley,		
4.100%, 1–26–15	2,500	2,567
		4,588

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life & Health Insurance – 1.3%		
MetLife Global Funding I,		
2.500%, 9–29–15 (A)	$1,500	$ 1,498
Prudential Financial, Inc.,		
4.750%, 9–17–15	1,000	1,075
		2,573
Oil & Gas Exploration & Production – 1.0%		
EOG Resources, Inc.,		
2.500%, 2–1–16	2,000	1,999
Oil & Gas Storage & Transportation – 2.0%		
DCP Midstream Operating, LP,		
3.250%, 10–1–15	1,500	1,509
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	2,000	2,271
		3,780
Other Diversified Financial Services – 3.9%		
Bank of America Corporation,		
3.625%, 3–17–16	2,000	2,005
ING Bank NV,		
2.375%, 6–9–14 (A)	2,500	2,487
JPMorgan Chase & Co.:		
1.650%, 9–30–13	2,000	2,021
3.150%, 7–5–16	1,000	1,006
		7,519
Packaged Foods & Meats – 2.1%		
General Mills, Inc.,		
5.250%, 8–15–13	2,000	2,172
Kraft Foods Inc.,		
4.125%, 2–9–16	2,000	2,138
		4,310
Pharmaceuticals – 0.7%		
Roche Holdings Ltd,		
5.000%, 3–1–14 (A)	1,270	1,390
Property & Casualty Insurance – 1.1%		
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	2,000	2,110
Regional Banks – 0.6%		
PNC Funding Corp,		
4.250%, 9–21–15	1,000	1,072
Restaurants – 0.3%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	555	589
Semiconductors – 0.9%		
Broadcom Corporation,		
1.500%, 11–1–13 (A)	1,669	1,673
Specialty Chemicals – 1.2%		
Lubrizol Corporation (The),		
5.500%, 10–1–14	2,000	2,242
Systems Software – 1.1%		
CA, Inc.,		
6.125%, 12–1–14	2,000	2,243

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service – 1.6%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15	$2,000	$ 2,095
American Tower Corporation,		
4.625%, 4–1–15	1,000	1,052
		3,147
TOTAL CORPORATE DEBT SECURITIES – 52.2%		$101,530
(Cost: $101,012)		
MUNICIPAL BONDS – TAXABLE		
Massachusetts – 0.7%		
MA Hlth and Edu Fac Auth, Rev Bonds,		
Harvard Univ Issue, Ser 2008C,		
5.260%, 10–1–18	1,250	1,418
North Carolina – 1.1%		
Charlotte-Mecklenburg Hosp Auth, Spl Oblig		
Bonds, Ser 2003,		
5.000%, 8–1–13	2,000	2,098
Rhode Island – 1.1%		
Providence Hlth & Svc Oblig Group, Direct		
Oblig Notes, Ser 2009A,		
5.050%, 10–1–14	2,000	2,186
TOTAL MUNICIPAL BONDS – TAXABLE – 2.9%		$ 5,702
(Cost: $5,675)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 8.8%		
Federal Home Loan Bank:		
1.750%, 9–22–14	3,000	3,030
1.750%, 9–11–15	2,000	2,009
3.500%, 3–22–16	2,000	2,096
Federal National Mortgage Association:		
1.150%, 4–14–14	3,000	3,004
2.375%, 7–28–15	2,000	2,058
2.000%, 8–24–15	2,000	2,006
1.725%, 9–14–15	2,000	1,979
2.000%, 12–30–15	1,000	1,005
		17,187
Mortgage-Backed Obligations – 21.0%		
Federal Home Loan Mortgage Corporation		
Fixed Rate Participation Certificates:		
4.500%, 10–1–20	1,526	1,630
5.500%, 12–1–24	4,046	4,385
5.000%, 7–1–25	941	1,010
Federal National Mortgage Association		
Agency REMIC/CMO:		
3.000%, 3–15–25	1,894	1,913
4.000%, 4–15–25	2,847	2,988
4.000%, 5–25–39	1,251	1,305
3.000%, 11–25–39	1,735	1,763
4.000%, 11–25–39	2,643	2,767
4.750%, 12–15–40	2,407	2,601

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.000%, 8–1–18	$ 3,785	$ 4,003
5.000%, 12–1–19	1,088	1,176
5.500%, 10–1–21	3,667	3,989
5.500%, 11–1–22	1,397	1,520
5.000%, 11–1–23	1,762	1,890
5.000%, 4–1–24	1,060	1,140
5.000%, 5–1–28	1,518	1,623
5.000%, 9–1–33	2,015	2,153
Government National Mortgage Association Agency REMIC/CMO,		
4.000%, 10–16–32	2,873	3,006
		40,862
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 29.8%		**$ 58,049**
(Cost: $57,693)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 11.0%		
United States Treasury Notes:		
2.375%, 8–31–14	10,000	10,460
1.250%, 8–31–15	5,000	4,975
1.750%, 5–31–16	6,000	6,006
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 11.0%		**$ 21,441**
(Cost: $21,332)		

SHORT-TERM SECURITIES

	Principal	Value
Master Note – 1.1%		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (C)	$2,163	$ 2,163
Municipal Obligations – Taxable – 2.1%		
IL Fin Auth (Loyola Univ of Chicago Fin Proj), Commercial Paper Rev Notes (JPMorgan Chase Bank, N.A.),		
0.130%, 7–1–11	4,000	4,000
TOTAL SHORT-TERM SECURITIES – 3.2%		**$ 6,163**
(Cost: $6,163)		
TOTAL INVESTMENT SECURITIES – 99.1%		**$192,885**
(Cost: $191,875)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		**1,772**
NET ASSETS – 100.0%		**$194,657**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2011, the total value of these securities amounted to $9,034 or 4.6% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$101,530	$ —
Municipal Bonds	—	5,702	—
United States Government Agency Obligations	—	58,049	—
United States Government Obligations	—	21,441	—
Short-Term Securities	—	6,163	—
Total	$ —	$192,885	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Micro Cap Growth

ALL DATA IS AS OF JUNE 30, 2011 (UNAUDITED)

Asset Allocation

Stocks	**97.7%**
Information Technology	40.5%
Health Care	16.8%
Industrials	14.7%
Consumer Discretionary	14.3%
Energy	7.6%
Consumer Staples	1.9%
Financials	1.9%
Cash and Cash Equivalents	**2.3%**

Top 10 Equity Holdings

Company	Sector
Questcor Pharmaceuticals, Inc.	Health Care
Westport Innovations Inc.	Industrials
Velti plc	Information Technology
Basic Energy Services, Inc.	Energy
KIT digital, Inc.	Information Technology
OPNET Technologies, Inc.	Information Technology
Global Traffic Network, Inc.	Consumer Discretionary
OCZ Technology Group, Inc.	Information Technology
Pioneer Drilling Company	Energy
Constant Contact, Inc.	Information Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Micro Cap Growth *(in thousands)*

COMMON STOCKS	Shares	Value
Advertising – 2.7%		
interclick, Inc. (A)	56	$ 443
MDC Partners Inc., Class A	37	672
ReachLocal, Inc. (A)	18	381
		1,496
Air Freight & Logistics – 0.7%		
Pacer International, Inc. (A)	77	362
Apparel Retail – 0.2%		
Citi Trends Inc. (A)	9	136
Application Software – 4.8%		
Callidus Software Inc. (A)	129	756
ClickSoftware Technologies Ltd.	25	242
NetScout Systems, Inc. (A)	39	808
RealPage, Inc. (A)	31	823
		2,629
Biotechnology – 1.4%		
Achillion Pharmaceuticals, Inc. (A)	45	335
ArQule, Inc. (A)	31	194
Idenix Pharmaceuticals, Inc. (A)	52	260
		789
Broadcasting – 2.0%		
Global Traffic Network, Inc. (A)	95	1,089
Catalog Retail – 1.2%		
ValueVision Media, Inc. (A)	90	686
Communications Equipment – 2.5%		
Ixia (A)	35	448
Meru Networks, Inc. (A)	13	159
Procera Networks, Inc. (A)	73	780
		1,387
Computer Storage & Peripherals – 2.0%		
OCZ Technology Group, Inc. (A)	135	1,078
Construction & Farm Machinery & Heavy Trucks – 5.4%		
Commercial Vehicle Group, Inc. (A)	34	478
Twin Disc, Incorporated	11	421
Wabash National Corporation (A)	59	556
Westport Innovations Inc. (A)	63	1,504
		2,959
Consumer Electronics – 0.4%		
SGOCO Technology Ltd. (A)	51	213
Consumer Finance – 0.9%		
Imperial Holdings, Inc. (A)	45	457
Distillers & Vintners – 0.2%		
China New Borun Corporation, ADR (A)	27	136
Electronic Components – 0.4%		
BCD Semiconductor Manufacturing Limited, ADR (A)	32	219
Electronic Equipment & Instruments – 1.4%		
FARO Technologies, Inc. (A)	18	767

COMMON STOCKS (Continued)	Shares	Value
Electronic Manufacturing Services – 1.9%		
eMagin Corporation (A)	34	$ 206
Fabrinet (A)	25	602
Maxwell Technologies, Inc. (A)	15	238
		1,046
Food Retail – 0.6%		
Fresh Market, Inc. (The) (A)	8	309
General Merchandise Stores – 1.2%		
Gordmans Stores, Inc. (A)	37	647
Health Care Equipment – 3.3%		
ABIOMED, Inc. (A)	41	658
Spectranetics Corporation (The) (A)	106	661
Synovis Life Technologies, Inc. (A)	29	512
		1,831
Health Care Services – 2.2%		
Epocrates, Inc. (A)	26	478
ExamWorks Group, Inc. (A)	29	726
		1,204
Health Care Supplies – 1.8%		
Quidel Corporation (A)	51	769
Rochester Medical Corporation (A)	24	221
		990
Human Resource & Employment Services – 1.1%		
On Assignment, Inc. (A)	61	599
Internet Software & Services – 14.7%		
Constant Contact, Inc. (A)	38	966
Envestnet, Inc. (A)	40	590
IntraLinks Holdings, Inc. (A)	43	748
Keynote Systems, Inc.	30	647
KIT digital, Inc. (A)	101	1,204
Liquidity Services, Inc. (A)	26	602
MediaMind Technologies Inc. (A)	44	961
Responsys, Inc. (A)	7	117
SciQuest, Inc. (A)	29	487
SPS Commerce, Inc. (A)	50	897
Vocus, Inc. (A)	14	425
Website Pros, Inc. (A)	41	503
		8,147
IT Consulting & Other Services – 2.4%		
InterXion Holding N.V. (A)	18	276
ServiceSource International, LLC (A)	27	595
Virtusa Corporation (A)	23	440
		1,311
Managed Health Care – 0.9%		
Molina Healthcare, Inc. (A)	19	503
Movies & Entertainment – 1.6%		
Rentrak Corporation (A)	51	896
Multi-Line Insurance – 0.5%		
Fortegra Financial Corporation (A)	38	300

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Drilling – 2.0%		
Pioneer Drilling Company (A)	67	$ 1,015
Union Drilling, Inc. (A)	9	88
		1,103
Oil & Gas Equipment & Services – 4.0%		
Basic Energy Services, Inc. (A)	38	1,209
Natural Gas Services Group, Inc. (A)	22	352
RigNet, Inc. (A)	35	602
		2,163
Oil & Gas Exploration & Production – 1.6%		
Callon Petroleum Company (A)	81	567
Triangle Petroleum Corporation (A)	50	322
		889
Pharmaceuticals – 7.2%		
BioMimetic Therapeutics, Inc. (A)	42	216
NuPathe Inc. (A)	39	286
Obagi Medical Products, Inc. (A)	58	550
Pacira Pharmaceuticals, Inc. (A)	60	722
Questcor Pharmaceuticals, Inc. (A)	77	1,855
SuperGen, Inc. (A)	105	314
		3,943
Research & Consulting Services – 1.1%		
Mistras Group, Inc. (A)	38	609
Restaurants – 3.9%		
BJ's Restaurants, Inc. (A)	18	921
Bravo Brio Restaurant Group, Inc. (A)	20	489
McCormick & Schmick's Seafood Restaurants, Inc. (A)	20	173
Red Robin Gourmet Burgers, Inc. (A)	16	567
		2,150
Semiconductor Equipment – 1.2%		
Nanometrics Incorporated (A)	34	642
Semiconductors – 3.5%		
Diodes Incorporated (A)	14	363
Inphi Corporation (A)	13	231
Mellanox Technologies, Ltd. (A)	17	493
O2Micro International Limited (A)	49	320
Pericom Semiconductor Corporation (A)	34	307
RDA Microelectronics, Inc., ADR (A)	23	210
		1,924
Soft Drinks – 1.1%		
Primo Water Corporation (A)	41	592

COMMON STOCKS (Continued)	Shares	Value
Specialized Consumer Services – 1.1%		
Active Network, Inc., (The) (A)	33	$ 583
Specialized Finance – 0.5%		
GAIN Capital Holdings, Inc. (A)	39	264
Systems Software – 5.7%		
OPNET Technologies, Inc.	29	1,191
Radiant Systems, Inc. (A)	29	610
Velti plc (A)	79	1,341
		3,142
Trading Companies & Distributors – 2.4%		
CAI International, Inc. (A)	25	512
DXP Enterprises, Inc. (A)	32	819
		1,331
Trucking – 4.0%		
Celadon Group, Inc. (A)	44	620
Marten Transport, Ltd.	32	699
Roadrunner Transportation Systems, Inc. (A)	32	478
Vitran Corporation Inc., Class A (A)	30	375
Zipcar, Inc. (A)	3	51
		2,223
TOTAL COMMON STOCKS – 97.7%		**$53,744**
(Cost: $41,580)		

SHORT-TERM SECURITIES – 2.3%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.081%, 7–1–11 (B)	$1,269	$ 1,269
(Cost: $1,269)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$55,013**
(Cost: $42,849)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		13
NET ASSETS – 100.0%		**$55,026**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$53,744	$ —	$—
Short-Term Securities	—	1,269	—
Total	$53,744	$1,269	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Mid Cap Growth

Asset Allocation

Stocks	**97.7%**
Consumer Discretionary	22.9%
Information Technology	19.6%
Industrials	16.0%
Financials	12.6%
Health Care	12.0%
Energy	6.8%
Consumer Staples	4.5%
Materials	3.3%
Cash and Cash Equivalents	**2.3%**

Top 10 Equity Holdings

Company	Sector
CarMax, Inc.	Consumer Discretionary
Fastenal Company	Industrials
Varian Medical Systems, Inc.	Health Care
Microchip Technology Incorporated	Information Technology
Polypore International, Inc.	Industrials
Wyndham Worldwide Corporation	Consumer Discretionary
Harman International Industries, Incorporated	Consumer Discretionary
BorgWarner Inc.	Consumer Discretionary
Henry Schein, Inc.	Health Care
Discover Financial Services	Financials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

SCHEDULE OF INVESTMENTS
Mid Cap Growth *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.1%		
Triumph Group, Inc.	19	$ 1,912
Air Freight & Logistics – 2.4%		
C.H. Robinson Worldwide, Inc.	18	1,415
Expeditors International of Washington, Inc.	53	2,693
		4,108
Apparel, Accessories & Luxury Goods – 3.6%		
Columbia Sportswear Company	26	1,661
lululemon athletica inc. (A)	15	1,672
Vera Bradley, Inc. (A)	23	886
Warnaco Group, Inc. (The) (A)	41	2,120
		6,339
Application Software – 4.7%		
ANSYS, Inc. (A)	46	2,493
Solera Holdings, Inc.	56	3,293
SuccessFactors, Inc. (A)	80	2,361
		8,147
Auto Parts & Equipment – 2.2%		
BorgWarner Inc. (A)	48	3,854
Automotive Retail – 3.3%		
CarMax, Inc. (A)	177	5,850
Biotechnology – 0.8%		
Vertex Pharmaceuticals Incorporated (A)	25	1,313
Brewers – 0.0%		
Boston Beer Company, Inc. (The), Class A (A)	1	54
Communications Equipment – 1.5%		
Acme Packet, Inc. (A)(B)	24	1,683
Aruba Networks, Inc. (A)	34	994
		2,677
Construction Materials – 1.0%		
Martin Marietta Materials, Inc.	21	1,683
Consumer Electronics – 2.4%		
Harman International Industries, Incorporated	90	4,113
Consumer Finance – 2.2%		
Discover Financial Services	140	3,740
Data Processing & Outsourced Services – 2.0%		
Fiserv, Inc. (A)	56	3,482
Department Stores – 1.0%		
Nordstrom, Inc.	36	1,697
Distillers & Vintners – 1.9%		
Brown-Forman Corporation, Class B	44	3,255
Electrical Components & Equipment – 4.4%		
Acuity Brands, Inc.	23	1,300
Polypore International, Inc. (A)	65	4,436
Roper Industries, Inc.	25	2,066
		7,802

COMMON STOCKS (Continued)	Shares	Value
Electronic Manufacturing Services – 1.9%		
Trimble Navigation Limited (A)	81	$ 3,203
Environmental & Facilities Services – 0.9%		
Stericycle, Inc. (A)	17	1,555
Food Retail – 1.3%		
Whole Foods Market, Inc.	36	2,268
Health Care Distributors – 2.2%		
Henry Schein, Inc. (A)	53	3,787
Health Care Equipment – 5.8%		
Gen-Probe Incorporated (A)	14	989
IDEXX Laboratories, Inc. (A)	28	2,133
Intuitive Surgical, Inc. (A)	5	1,730
Varian Medical Systems, Inc. (A)	74	5,168
		10,020
Health Care Services – 1.3%		
Accretive Health, Inc. (A)	80	2,305
Health Care Technology – 1.9%		
Cerner Corporation (A)	55	3,330
Homefurnishing Retail – 1.5%		
Williams-Sonoma, Inc.	70	2,560
Hotels, Resorts & Cruise Lines – 3.2%		
Orient-Express Hotels Ltd. (A)	130	1,400
Wyndham Worldwide Corporation	124	4,179
		5,579
Industrial Gases – 1.0%		
Airgas, Inc.	24	1,712
Industrial Machinery – 4.0%		
Donaldson Company, Inc.	30	1,833
IDEX Corporation	75	3,452
Kaydon Corporation	43	1,592
		6,877
Insurance Brokers – 1.5%		
Arthur J. Gallagher & Co.	93	2,649
Internet Retail – 1.2%		
Netflix, Inc. (A)	8	2,023
Internet Software & Services – 1.2%		
DealerTrack Holdings, Inc. (A)	88	2,018
Investment Banking & Brokerage – 1.6%		
Greenhill & Co., Inc.	51	2,723
IT Consulting & Other Services – 1.1%		
Teradata Corporation (A)	31	1,836
Oil & Gas Drilling – 2.1%		
Patterson-UTI Energy, Inc.	116	3,656
Oil & Gas Equipment & Services – 1.8%		
Dresser-Rand Group Inc. (A)	59	3,177

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 2.9%		
Continental Resources, Inc. (A)	25	$ 1,610
Ultra Petroleum Corp. (A)	72	3,313
		4,923
Packaged Foods & Meats – 1.3%		
Mead Johnson Nutrition Company	32	2,185
Publishing – 1.6%		
Meredith Corporation	88	2,739
Real Estate Management & Development – 1.8%		
CB Richard Ellis Group, Inc., Class A (A)	125	3,149
Regional Banks – 5.5%		
First Horizon National Corporation	90	860
First Republic Bank (A)	53	1,708
Huntington Bancshares Incorporated	265	1,736
Signature Bank (A)	60	3,445
TCF Financial Corporation	125	1,731
		9,480
Semiconductor Equipment – 1.8%		
Lam Research Corporation (A)	70	3,093
Semiconductors – 4.4%		
ARM Holdings plc, ADR	33	942
Microchip Technology Incorporated	126	4,783
Semtech Corporation (A)	71	1,944
		7,669

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 1.3%		
RPM International Inc.	100	$ 2,313
Specialty Stores – 2.9%		
PetSmart, Inc.	76	3,435
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	24	1,553
		4,988
Systems Software – 1.0%		
Red Hat, Inc. (A)	37	1,719
Trading Companies & Distributors – 3.2%		
Fastenal Company	152	5,454
TOTAL COMMON STOCKS – 97.7%		$169,016
(Cost: $134,529)		

SHORT-TERM SECURITIES – 2.8%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.081%, 7–1–11 (C)	$4,899	$ 4,899
(Cost: $4,899)		
TOTAL INVESTMENT SECURITIES – 100.5%		$173,915
(Cost: $139,428)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5%)		(929)
NET ASSETS – 100.0%		$172,986

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities serve as cover or collateral for all or a portion of the following written options outstanding at June 30, 2011:

Underlying Security	Counterparty	Type	Number of Contracts (Unrounded)	Expiration Month	Exercise Price	Premium Received	Market Value
Acme Packet, Inc.:	JP Morgan Securities LLC	Call	123	July 2011	$84.00	$18	$ (1)
	Deutsche Banc Alex Brown Inc.	Call	117	August 2011	78.50	15	(29)
Whole Foods Market, Inc.:	Citigroup Global Markets	Put	151	August 2011	48.00	21	(4)
	Goldman, Sachs & Company	Put	113	August 2011	50.00	20	(4)
						$74	$(38)

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$169,016	$ —	$—
Short-Term Securities	—	4,899	—
Total	$169,016	$4,899	$—
Liabilities			
Written Options	$ 5	$ 33	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Money Market

Asset Allocation

Corporate Obligations	**48.6%**
Commercial Paper (backed by irrevocable letter of credit)	14.6%
Commercial Paper	13.1%
Notes	12.7%
Notes (backed by irrevocable letter of credit)	8.2%
Municipal Obligations	**44.9%**
United States Government and Government Agency Obligations	**4.8%**
Cash and Other Assets, Net of Liabilities	**1.7%**

Money Market *(in thousands)*

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper		
Corporacion Andina de Fomento:		
0.120%, 7–12–11 (A)	$1,000	$ 1,000
0.190%, 8–8–11 (A)	5,000	4,999
0.780%, 12–7–11 (A)	2,000	1,993
0.700%, 5–15–12 (A)	1,800	1,789
E.I. du Pont de Nemours and Company:		
0.120%, 7–6–11 (A)	2,500	2,500
0.140%, 7–12–11 (A)	4,500	4,499
0.130%, 7–25–11 (A)	1,000	1,000
Kellogg Co.,		
0.000%, 7–1–11 (A)	980	980
Novartis Finance Corp.,		
0.000%, 7–1–11 (A)	2,000	2,000
Sonoco Products Co.,		
0.000%, 7–1–11 (A)	900	900
St. Jude Medical, Inc.,		
0.000%, 7–1–11 (A)	980	980
Wisconsin Electric Power Co.:		
0.000%, 7–1–11 (A)	1,238	1,238
0.110%, 7–8–11 (A)	2,750	2,750
Total Commercial Paper – 13.1%		**26,628**
Commercial Paper (backed by irrevocable letter of credit)		
Axis Bank Limited (Bank of America, N.A.),		
0.400%, 7–19–11 (A)	1,700	1,700
COFCO Capital Corp. (Rabobank Nederland):		
0.210%, 8–5–11 (A)	5,200	5,199
0.180%, 8–9–11 (A)	2,000	1,999
ICICI Bank Limited (Bank of America, N.A.):		
0.640%, 9–16–11 (A)	3,500	3,495
0.400%, 9–19–11 (A)	4,600	4,596
John Deere Credit Limited (John Deere Capital Corporation),		
0.110%, 7–14–11 (A)	3,000	3,000
River Fuel Company #2, Inc. (Bank of Nova Scotia),		
0.220%, 7–15–11 (A)	7,000	6,999
River Fuel Trust #1 (Bank of Nova Scotia),		
0.210%, 7–15–11 (A)	2,712	2,712
Total Commercial Paper (backed by irrevocable letter of credit) – 14.6%		**29,700**
Notes		
Bank of America Corporation,		
5.375%, 8–15–11	1,000	1,006
Bank of America, N.A.,		
0.570%, 7–22–11 (B)	1,300	1,300
Citigroup Inc.:		
0.370%, 9–16–11 (B)	541	540
5.100%, 9–29–11	1,799	1,817
6.000%, 2–21–12	2,389	2,470
5.250%, 2–27–12	955	981
General Electric Capital Corporation,		
0.440%, 8–22–11 (B)	930	930
Kimberly-Clark Corporation,		
4.428%, 12–19–11	2,000	2,035
Rabobank Nederland:		
0.470%, 7–26–11 (B)	2,000	2,002
0.330%, 8–16–11 (B)	1,000	1,000
Royal Bank of Scotland plc (The),		
0.660%, 7–28–11 (B)	5,300	5,300

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Toyota Motor Credit Corporation,		
0.320%, 7–1–11 (B)	$4,000	$ 4,000
Wachovia Corporation,		
0.400%, 9–1–11 (B)	2,400	2,402
Total Notes – 12.7%		**25,783**
Notes (backed by irrevocable letter of credit)		
American Honda Finance Corp. (Honda Motor Co.):		
0.420%, 9–27–11 (B)	2,600	2,603
0.350%, 9–29–11 (B)	1,875	1,875
BellSouth Corporation (AT&T Inc.),		
4.463%, 4–26–12 (C)	6,700	6,896
IBM International Group Capital LLC (International Business Machines Corporation),		
0.520%, 8–26–11 (B)	1,500	1,500
The Academy of the New Church, Taxable Var Rate Demand Bonds, Ser 2008 (Wachovia Bank, N.A.),		
0.190%, 7–7–11 (B)	2,465	2,465
Trap Rock Industries, Inc., Taxable Var Rate Demand Bonds, Ser 2005 (Wachovia Bank, N.A.),		
0.190%, 7–7–11 (B)	1,360	1,360
Total Notes (backed by irrevocable letter of credit) – 8.2%		**16,699**
TOTAL CORPORATE OBLIGATIONS – 48.6%		**$ 98,810**
(Cost: $98,810)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 8.4%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (Bank of America, N.A.),		
0.040%, 7–1–11 (B)	2,000	2,000
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (JPMorgan Chase Bank, N.A.),		
0.050%, 7–1–11 (B)	4,250	4,250
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/ Phase I), Ser 2005 I (United States Government),		
0.090%, 7–7–11 (B)	1,050	1,050
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (United States Government),		
0.080%, 7–7–11 (B)	2,210	2,210
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (U.S. Bank, N.A.):		
0.040%, 7–7–11 (B)	2,895	2,895
0.040%, 7–7–11 (B)	2,715	2,715
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (U.S. Bank, N.A.),		
0.060%, 7–7–11 (B)	2,000	2,000
		17,120

Money Market *(in thousands)*

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Colorado – 4.5%		
Castle Rock, CO, Cert of Part, Ser 2008 (Wells Fargo Bank, N.A.), 0.200%, 7–7–11 (B)	$4,200	$ 4,200
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (U.S. Bank, N.A.), 0.100%, 7–7–11 (B)	1,900	1,900
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (Wells Fargo Bank, N.A.), 0.080%, 7–7–11 (B)	250	250
Harvest Junction Metro Dist (Longmont, CO), Ltd Tax GO Var Rate Bonds, Ser 2006 (U.S Bank, N.A.), 0.200%, 7–7–11 (B)	1,105	1,105
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (JPMorgan Chase & Co.), 0.350%, 7–7–11 (B)	550	550
Westminster Econ Dev Auth, Tax Incr Rev Rfdg Bonds (Mandalay Gardens Urban Renewal Proj), Ser 2009 (U.S. Bank, N.A.), 0.200%, 7–7–11 (B)	1,145	1,145
		9,150
Florida – 3.6%		
City of Cape Coral, FL (Bank of America, N.A.), 0.130%, 7–1–11	3,900	3,900
Pinellas Cnty Edu Fac Auth, Rfdg Prog Rev Bonds (Pooled Independent Higher Edu Institutions Loan Prog), Ser 1985 (Wachovia Bank, N.A.), 0.130%, 7–5–11	3,500	3,500
		7,400
Georgia – 4.7%		
Dev Auth of Talbot Cnty, Incr Taxable Indl Dev Rev Bonds (Junction City Mining Co, LLC Proj), Ser 2000 (Wachovia Bank, N.A.), 0.240%, 7–7–11 (B)	240	240
Muni Elec Auth of GA (Wells Fargo Bank, N.A.), 0.330%, 7–12–11	9,573	9,573
		9,813
Illinois – 3.6%		
Elmurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accrediation of Hlthcare Org, Ser 1988 (JPMorgan Chase Bank, N.A.), 0.090%, 7–7–11 (B)	920	920
IL Fin Auth (Loyola Univ of Chicago Fin Proj), Commercial Paper Rev Notes (JPMorgan Chase Bank, N.A.), 0.130%, 7–1–11	6,000	6,000
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (JPMorgan Chase Bank, N.A.), 0.030%, 7–7–11 (B)	400	400
		7,320

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Louisiana – 2.5%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (Air Products and Chemicals, Inc.), 0.100%, 7–7–11 (B)	$2,350	$ 2,350
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (Bank of New York (The)), 0.050%, 7–7–11 (B)	1,750	1,750
Parish of St. Bernard, LA, Exempt Fac Var Rate Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (Exxon Mobil Corporation), 0.020%, 7–1–11 (B)	1,000	1,000
		5,100
Maryland – 0.5%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (Toronto Dominion Bank), 0.120%, 7–7–11 (B)	945	945
Massachusetts – 1.5%		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (JPMorgan Chase Bank, N.A.), 0.070%, 7–7–11 (B)	3,000	3,000
Mississippi – 6.5%		
MS Bus Fin Corp, Adj Mode Indl Dev Rev Bonds (Belk, Inc. Proj), Ser 2005 (Wachovia Bank, N.A.), 0.190%, 7–7–11 (B)	3,936	3,936
MS Bus Fin Corp, Gulf Opp Zone Indl Dev Var Rate Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (Chevron Corporation), 0.040%, 7–1–11 (B)	7,600	7,600
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj) (Chevron Corporation), 0.040%, 7–1–11 (B)	1,750	1,750
		13,286
Missouri – 0.7%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (JPMorgan Chase & Co.), 0.150%, 7–7–11 (B)	1,370	1,370
New York – 1.3%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (Federal Home Loan Mortgage Corporation), 0.070%, 7–7–11 (B)	900	900
NYC Hsng Dev Corp, Multi-Fam Mtg Rev Bonds (Target V Apt), Ser 2006 A (Citibank, N.A.), 0.100%, 7–7–11 (B)	1,200	1,200
NYC Indl Dev Agy, Var Rate Demand Civic Fac Rfdg and Impvt Rev Bonds (Touro College Proj), Ser 2007 (JPMorgan Chase Bank, N.A.), 0.080%, 7–7–11 (B)	510	510
		2,610

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Oregon – 0.3%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (U.S. Bank, N.A.),		
0.060%, 7–7–11 (B)	$ 700	$ 700
Texas – 3.4%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (JPMorgan Chase & Co.),		
0.090%, 7–7–11 (B)	1,000	1,000
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (Air Products and Chemicals, Inc.),		
0.040%, 7–1–11 (B)	2,250	2,250
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (Air Products and Chemicals, Inc.),		
0.040%, 7–1–11 (B)	3,585	3,585
		6,835
Virginia – 1.3%		
Indl Dev Auth of Botetourt Cnty, VA, Indl Dev Rev Bonds (Altec Industries), Ser 2001 (Bank of America, N.A.),		
0.250%, 7–7–11 (B)	1,550	1,550
Peninsula Ports Auth of VA, Coal Terminal Rev Rfdg Bonds (Dominion Terminal Assoc Proj), Ser 1987-A(U.S. Bank, N.A.),		
0.180%, 7–1–11	1,000	1,000
		2,550
Wisconsin – 1.7%		
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Aurora Hlth Care Inc.), Ser 2008-A (U.S. Bank, N.A.),		
0.060%, 7–7–11 (B)	2,700	2,700
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (JPMorgan Chase Bank, N.A.),		
0.100%, 7–7–11 (B)	700	700
		3,400

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Wyoming – 0.4%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bds (Chevron U.S.A. Inc. Proj), Ser 1992 (Chevron Corporation),		
0.040%, 7–1–11 (B)	$ 750	$ 750
TOTAL MUNICIPAL OBLIGATIONS – 44.9%		**$ 91,349**
(Cost: $91,349)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
United States Government Agency Obligations		
Defeased Loan Trust 2010-2 (United States Government),		
1.040%, 8–13–11	1,671	1,671
Overseas Private Investment Corporation (United States Government):		
0.090%, 7–7–11 (B)	2,583	2,583
0.090%, 7–7–11 (B)	2,009	2,010
0.090%, 7–7–11 (B)	1,802	1,802
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations),		
0.500%, 7–15–11 (B)	1,626	1,626
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 4.8%		**$ 9,692**
(Cost: $9,692)		
TOTAL INVESTMENT SECURITIES – 98.3%		**$199,851**
(Cost: $199,851)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.7%		**3,400**
NET ASSETS – 100.0%		**$203,251**

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at June 30, 2011.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets or the next demand date.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$—	$ 98,810	$—
Municipal Obligations	—	91,349	—
United States Government Agency Obligations	—	9,692	—
Total	$—	$199,851	$—

See Accompanying Notes to Financial Statements.

Real Estate Securities

Asset Allocation

Stocks	**99.4%**
Financials	94.9%
Consumer Discretionary	2.2%
Telecommunication Services	1.6%
Health Care	0.7%
Cash and Cash Equivalents	**0.6%**

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Equity Residential	Financials	Residential REITs
Boston Properties, Inc.	Financials	Office REITs
ProLogis	Financials	Industrial REITs
HCP, Inc.	Financials	Specialized REITs
Macerich Company (The)	Financials	Retail REITs
Health Care REIT, Inc.	Financials	Specialized REITs
Brookfield Properties Corporation	Financials	Real Estate Operating Companies
Vornado Realty Trust	Financials	Diversified REITs
Camden Property Trust	Financials	Residential REITs

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Diversified REITs – 5.9%		
American Assets Trust, Inc.	1	$ 11
Cousins Properties Incorporated	30	254
PS Business Parks, Inc.	8	430
Retail Opportunity Investments Corp.	20	218
Vornado Realty Trust	12	1,118
Washington Real Estate Investment Trust	16	507
		2,538
Health Care Facilities – 0.7%		
Brookdale Senior Living, Inc. (A)	12	281
Homebuilding – 0.3%		
Lennar Corporation	7	132
Hotels, Resorts & Cruise Lines – 1.9%		
Gaylord Entertainment Company (A)	16	477
Starwood Hotels & Resorts Worldwide, Inc.	6	342
		819
Industrial REITs – 6.0%		
DuPont Fabros Technology, Inc.	11	277
First Potomac Realty Trust	39	600
ProLogis	47	1,689
		2,566
Office REITs – 16.2%		
Alexandria Real Estate Equities, Inc.	13	991
BioMed Realty Trust, Inc.	41	791
Boston Properties, Inc.	18	1,878
Digital Realty Trust, Inc.	17	1,026
Douglas Emmett, Inc.	18	349
Kilroy Realty Corporation	24	940
SL Green Realty Corp.	11	945
		6,920
Real Estate Management & Development – 1.1%		
CB Richard Ellis Group, Inc., Class A (A)	18	462
Real Estate Operating Companies – 4.1%		
Brookfield Properties Corporation	63	1,216
Forest City Enterprises, Inc., Class A (A)	29	536
		1,752
Real Estate Services – 1.0%		
Jones Lang LaSalle Incorporated	5	434
Residential REITs – 19.6%		
American Campus Communities, Inc.	23	824
Associated Estates Realty Corporation	32	528
BRE Properties, Inc., Class A	13	633
Camden Property Trust	17	1,062
Equity Lifestyle Properties, Inc.	9	587
Equity Residential	40	2,371
Essex Property Trust, Inc.	5	670
Home Properties, Inc.	13	773
Mid-America Apartment Communities, Inc.	10	681
UDR, Inc.	10	233
		8,362

COMMON STOCKS (Continued)	Shares	Value
Retail Reit's – 0.6%		
Primaris Retail Real Estate Investment Trust (B)	11	$ 238
Retail REITs – 22.2%		
Acadia Realty Trust	33	671
Agree Realty Corporation	14	322
CBL & Associates Properties, Inc.	28	500
Cedar Shopping Centers, Inc.	31	160
Developers Diversified Realty Corporation	54	760
Equity One, Inc.	28	513
General Growth Properties, Inc.	53	884
Macerich Company (The)	23	1,251
National Retail Properties, Inc.	3	81
Regency Centers Corporation	7	308
Simon Property Group, Inc.	31	3,595
Weingarten Realty Investors	20	491
		9,536
Specialized REITs – 17.7%		
Chesapeake Lodging Trust	14	232
DiamondRock Hospitality Company	51	552
Extra Space Storage Inc.	11	228
HCP, Inc.	44	1,599
Health Care REIT, Inc.	23	1,227
Hersha Hospitality Trust	62	343
Host Hotels & Resorts, Inc.	62	1,048
LaSalle Hotel Properties	14	377
LTC Properties, Inc.	4	120
Nationwide Health Properties, Inc.	12	476
Pebblebrook Hotel Trust	14	291
Public Storage, Inc.	6	627
Sovran Self Storage, Inc.	7	287
Sunstone Hotel Investors, Inc. (A)	19	177
		7,584
Wireless Telecommunication Service – 1.6%		
American Tower Corporation, Class A (A)	7	356
Crown Castle International Corp. (A)	8	322
		678
TOTAL COMMON STOCKS – 98.9%		$42,302
(Cost: $37,192)		
PREFERRED STOCKS – 0.5%		
Diversified REITs		
CapLease, Inc., 8.125% Series A Cumulative	8	$ 193
(Cost: $176)		
SHORT-TERM SECURITIES – 0.4%		
Master Note		
Toyota Motor Credit Corporation, 0.081%, 7–1–11 (C)	182	$ 182
(Cost: $182)		
TOTAL INVESTMENT SECURITIES – 99.8%		$42,677
(Cost: $37,550)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		78
NET ASSETS – 100.0%		$42,755

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$42,302	$ —	$—
Preferred Stocks	193	—	—
Short-Term Securities	—	182	—
Total	$42,495	$182	$—

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Science and Technology

Asset Allocation

Stocks	**96.5%**
Information Technology	72.8%
Health Care	10.9%
Industrials	5.8%
Consumer Staples	5.0%
Financials	1.5%
Telecommunication Services	0.5%
Bonds	**0.9%**
Corporate Debt Securities	0.9%
Cash and Cash Equivalents	**2.6%**

Country Weightings

North America	**78.6%**
United States	78.6%
Europe	**6.9%**
Spain	4.8%
Other Europe	2.1%
Pacific Basin	**5.9%**
Bahamas/Caribbean	**3.2%**
South America	**2.8%**
Cash and Cash Equivalents	**2.6%**

Top 10 Equity Holdings

Company	Sector	Industry
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	Information Technology	Application Software
ACI Worldwide, Inc.	Information Technology	Application Software
Vertex Pharmaceuticals Incorporated	Health Care	Biotechnology
Apple Inc.	Information Technology	Computer Hardware
Telvent GIT, S.A.	Information Technology	IT Consulting & Other Services
Micron Technology, Inc.	Information Technology	Semiconductors
First Solar, Inc.	Information Technology	Semiconductors
Samsung Electronics Co., Ltd.	Information Technology	Semiconductors
ESCO Technologies Inc.	Industrials	Industrial Machinery

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Agricultural Products – 5.0%		
Archer Daniels Midland Company	267	$ 8,050
Bunge Limited	102	7,033
Darling International Inc. (A)	95	1,685
		16,768
Application Software – 12.7%		
ACI Worldwide, Inc. (A)	522	17,625
Aspen Technology, Inc. (A)	1,261	21,656
Intuit Inc. (A)	64	3,335
		42,616
Biotechnology – 5.5%		
Isis Pharmaceuticals, Inc. (A)	155	1,423
Vertex Pharmaceuticals Incorporated (A)	325	16,871
		18,294
Communications Equipment – 0.7%		
Cisco Systems, Inc.	100	1,564
InterDigital, Inc.	20	817
		2,381
Computer Hardware – 4.9%		
Apple Inc. (A)	49	16,414
Construction & Engineering – 0.9%		
Abengoa, S.A. (B)	55	1,668
Insituform Technologies, Inc., Class A (A)	67	1,411
		3,079
Consumer Finance – 0.6%		
NetSpend Holdings, Inc. (A)	207	2,072
Data Processing & Outsourced Services – 13.4%		
Alliance Data Systems Corporation (A)	260	24,477
Euronet Worldwide, Inc. (A)	449	6,920
VeriFone Holdings, Inc. (A)	186	8,240
Visa Inc., Class A	49	4,112
WNS (Holdings) Limited, ADR (A)	144	1,293
		45,042
Diversified Support Services – 0.5%		
EnerNOC, Inc. (A)	98	1,544
Electronic Components – 4.3%		
Corning Incorporated	417	7,574
Power-One, Inc. (A)	860	6,964
		14,538
Electronic Equipment & Instruments – 3.2%		
Elster Group SE, ADR (A)	189	3,099
Ingenico S.A. (B)	58	2,799
Itron, Inc. (A)	104	5,028
		10,926
Health Care Equipment – 0.5%		
Boston Scientific Corporation (A)	233	1,612
Health Care Facilities – 1.4%		
Tenet Healthcare Corporation (A)	775	4,838

COMMON STOCKS (Continued)	Shares	Value
Health Care Services – 0.8%		
Fleury S.A. (B)	46	$ 667
Fleury S.A. (B)(C)	131	1,912
		2,579
Health Care Technology – 1.6%		
Cerner Corporation (A)	91	5,537
Industrial Machinery – 4.4%		
ESCO Technologies Inc.	256	9,428
Pentair, Inc.	139	5,602
		15,030
Integrated Telecommunication Services – 0.5%		
CenturyLink, Inc.	41	1,658
Internet Software & Services – 7.7%		
21Vianet Group, Inc., ADR (A)	131	1,805
eBay Inc. (A)	232	7,483
Google Inc., Class A (A)	18	9,116
SINA Corporation (A)	73	7,599
		26,003
IT Consulting & Other Services – 6.8%		
Acxiom Corporation (A)	437	5,733
iGate Corporation	160	2,618
Telvent GIT, S.A. (A)	369	14,689
		23,040
Life & Health Insurance – 0.9%		
Qualicorp S.A. (A)(B)	48	454
Qualicorp S.A. (A)(B)(C)	270	2,577
		3,031
Managed Health Care – 1.1%		
Amil Participacoes S.A. (B)	332	3,858
Semiconductor Equipment – 1.1%		
Photronics, Inc. (A)	419	3,551
Semiconductors – 16.1%		
Cree, Inc. (A)	253	8,481
First Solar, Inc. (A)	86	11,323
Inotera Memories, Inc. (B)	138	43
JinkoSolar Holding Co., Ltd., ADR (A)	12	313
Micron Technology, Inc. (A)	1,526	11,412
PMC-Sierra, Inc. (A)	512	3,872
Samsung Electronics Co., Ltd. (B)	14	10,648
Texas Instruments Incorporated	252	8,263
		54,355
Systems Software – 1.9%		
Microsoft Corporation	82	2,142
Oracle Corporation	83	2,729
Velti plc (A)	82	1,393
		6,264
TOTAL COMMON STOCKS – 96.5%		$325,030

(Cost: $268,081)

CORPORATE DEBT SECURITIES	Principal	Value
Communications Equipment – 0.4%		
InterDigital, Inc., Convertible, 2.500%, 3–15–16 (C)	$1,200	$ 1,256
Semiconductors – 0.5%		
JinkoSolar Holding Co., Ltd., Convertible, 4.000%, 5–15–16 (C)	1,830	1,676
TOTAL CORPORATE DEBT SECURITIES – 0.9%		$ 2,932
(Cost: $3,030)		
SHORT-TERM SECURITIES		
Commercial Paper – 0.6%		
Wisconsin Electric Power Co., 0.110%, 7–8–11 (D)	2,000	2,000
Master Note – 0.9%		
Toyota Motor Credit Corporation, 0.081%, 7–1–11 (E)	3,041	3,041
TOTAL SHORT-TERM SECURITIES – 1.5%		$ 5,041
(Cost: $5,041)		
TOTAL INVESTMENT SECURITIES – 98.9%		$333,003
(Cost: $276,152)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		3,577
NET ASSETS – 100.0%		$336,580

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2011, the total value of these securities amounted to $7,421 or 2.2% of net assets.

(D) Rate shown is the yield to maturity at June 30, 2011.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Industrials	$ 17,985	$ 1,668	$—
Information Technology	231,640	13,490	—
Other Sectors	60,247	—	—
Total Common Stocks	$309,872	$15,158	$—
Corporate Debt Securities	—	2,932	—
Short-Term Securities	—	5,041	—
Total	$309,872	$23,131	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)	
United States	78.6%
Spain	4.8%
South Korea	3.2%
Brazil	2.8%

Country Diversification (Continued)

China	2.3%
Bermuda	2.1%
Cayman Islands	1.1%
Other Countries	2.5%
Other+	2.6%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Small Cap Growth

Asset Allocation

Stocks	**97.6%**
Information Technology	37.6%
Health Care	16.1%
Consumer Discretionary	15.0%
Industrials	13.8%
Financials	8.0%
Energy	3.8%
Consumer Staples	1.9%
Telecommunication Services	1.4%
Cash and Cash Equivalents	**2.4%**

Top 10 Equity Holdings

Company	Sector
Volcano Corporation	Health Care
DG FastChannel, Inc.	Information Technology
MICROS Systems, Inc.	Information Technology
Constant Contact, Inc.	Information Technology
Chicago Bridge & Iron Company N.V., NY Shares	Industrials
Westinghouse Air Brake Technologies Corporation	Industrials
Tempur-Pedic International Inc.	Consumer Discretionary
NuVasive, Inc.	Health Care
VistaPrint Limited	Information Technology
Greenhill & Co., Inc.	Financials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Small Cap Growth *(in thousands)*

COMMON STOCKS	Shares	Value
Alternative Carriers – 1.4%		
Neutral Tandem, Inc. (A)	343	$ 5,973
Apparel Retail – 1.2%		
Zumiez Inc. (A)	202	5,045
Apparel, Accessories & Luxury Goods – 3.5%		
Columbia Sportswear Company	113	7,166
Under Armour, Inc., Class A (A)	99	7,654
		14,820
Application Software – 3.8%		
Blackboard Inc. (A)	88	3,811
BroadSoft, Inc. (A)	169	6,450
Sagent Pharmaceuticals, Inc. (A)	72	1,951
Ultimate Software Group, Inc. (The) (A)	81	4,383
		16,595
Asset Management & Custody Banks – 1.0%		
Affiliated Managers Group, Inc. (A)	43	4,401
Casinos & Gaming – 1.3%		
Scientific Games Corporation, Class A (A)	566	5,851
Communications Equipment – 8.6%		
Acme Packet, Inc. (A)	58	4,084
Aruba Networks, Inc. (A)	396	11,712
DG FastChannel, Inc. (A)	543	17,406
Finisar Corporation (A)	235	4,241
		37,443
Computer Hardware – 1.4%		
Stratasys, Inc. (A)	184	6,217
Computer Storage & Peripherals – 0.6%		
OCZ Technology Group, Inc. (A)	307	2,457
Construction & Engineering – 3.7%		
Chicago Bridge & Iron Company N.V., NY Shares . .	410	15,935
Construction & Farm Machinery & Heavy Trucks – 5.8%		
Manitowoc Company, Inc. (The)	396	6,676
Westinghouse Air Brake Technologies Corporation	235	15,457
Westport Innovations Inc. (A)	142	3,420
		25,553
Consumer Finance – 2.3%		
EZCORP, Inc., Class A (A)	282	10,049
Distributors – 2.8%		
LKQ Corporation (A)	468	12,209
Diversified Support Services – 1.0%		
Mobile Mini, Inc. (A)	199	4,223
Education Services – 1.7%		
American Public Education, Inc. (A)	170	7,579
Electronic Equipment & Instruments – 2.7%		
FARO Technologies, Inc. (A)	161	7,062
OSI Systems, Inc. (A)	112	4,801
		11,863

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 11.5%		
DexCom, Inc. (A)	436	$ 6,311
Masimo Corporation	129	3,820
NuVasive, Inc. (A)	400	13,148
Volcano Corporation (A)	568	18,354
ZOLL Medical Corporation (A)	148	8,373
		50,006
Health Care Services – 1.8%		
Healthways, Inc. (A)	511	7,757
Health Care Technology – 1.3%		
Omnicell, Inc. (A)	364	5,675
Home Furnishings – 3.1%		
Tempur-Pedic International Inc. (A)	202	13,668
Hotels, Resorts & Cruise Lines – 1.2%		
Gaylord Entertainment Company (A)	172	5,174
Industrial Machinery – 1.3%		
Graco Inc.	112	5,649
Internet Software & Services – 10.7%		
Constant Contact, Inc. (A)	651	16,530
DealerTrack Holdings, Inc. (A)	388	8,913
VistaPrint Limited (A)	259	12,411
Vocus, Inc. (A)	291	8,897
		46,751
Investment Banking & Brokerage – 4.7%		
Greenhill & Co., Inc.	229	12,311
Stifel Financial Corp. (A)	227	8,126
		20,437
Oil & Gas Equipment & Services – 1.9%		
Superior Energy Services, Inc. (A)	222	8,249
Oil & Gas Exploration & Production – 1.9%		
Carrizo Oil & Gas, Inc. (A)	194	8,115
Pharmaceuticals – 1.5%		
Salix Pharmaceuticals, Ltd. (A)	166	6,597
Semiconductors – 1.2%		
Cavium Inc. (A)	122	5,321
Soft Drinks – 1.9%		
Primo Water Corporation (A)	581	8,363
Specialized Consumer Services – 0.2%		
Active Network, Inc., (The) (A)	45	799
Systems Software – 8.6%		
CommVault Systems, Inc. (A)	221	9,814
MICROS Systems, Inc. (A)	336	16,724
Radiant Systems, Inc. (A)	523	10,932
		37,470
Trading Companies & Distributors – 2.0%		
RSC Holdings Inc. (A)	726	8,679
TOTAL COMMON STOCKS – 97.6%		**$424,923**

(Cost: $349,971)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.1%		
Corporacion Andina de Fomento,		
0.190%, 8–8–11 (B)	$2,500	$ 2,500
St. Jude Medical, Inc.,		
0.000%, 7–1–11 (B)	2,725	2,724
		5,224
Commercial Paper (backed by irrevocable letter of credit) – 0.5%		
Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)),		
0.070%, 7–15–11 (B)	2,000	2,000
Master Note – 0.4%		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (C)	1,828	1,828
Municipal Obligations – Taxable – 0.6%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (Bank of New York (The)),		
0.040%, 7–1–11 (C)	2,310	2,310
TOTAL SHORT-TERM SECURITIES – 2.6%		$ 11,362
(Cost: $11,362)		
TOTAL INVESTMENT SECURITIES – 100.2%		$436,285
(Cost: $361,333)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		(845)
NET ASSETS – 100.0%		$435,440

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2011.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$424,923	$ —	$—
Short-Term Securities	—	11,362	—
Total	$424,923	$11,362	$—

See Accompanying Notes to Financial Statements.

Small Cap Value

Asset Allocation

Stocks	**94.7%**
Financials	32.4%
Consumer Discretionary	18.5%
Industrials	10.4%
Energy	8.6%
Information Technology	7.1%
Materials	5.7%
Health Care	5.5%
Utilities	4.1%
Consumer Staples	2.4%
Cash and Cash Equivalents	**5.3%**

Top 10 Equity Holdings

Company	Sector
American Capital Strategies, Ltd.	Financials
Regency Energy Partners LP	Energy
Triumph Group, Inc.	Industrials
Campus Crest Communities, Inc.	Financials
LifePoint Hospitals, Inc.	Health Care
Gaylord Entertainment Company	Consumer Discretionary
Lexington Corporation Properties Trust	Financials
AAR Corp.	Industrials
Tenneco Automotive Inc.	Consumer Discretionary
Valassis Communications, Inc.	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.7%		
AAR Corp.	200	$ 5,421
Ceradyne, Inc. (A)	39	1,517
Triumph Group, Inc.	64	6,403
		13,341
Apparel Retail – 0.8%		
Payless ShoeSource, Inc. (A)	127	1,872
Apparel, Accessories & Luxury Goods – 3.8%		
Jones Apparel Group, Inc.	369	4,008
Warnaco Group, Inc. (The) (A)	98	5,115
		9,123
Application Software – 1.5%		
Quest Software, Inc. (A)	152	3,446
Asset Management & Custody Banks – 2.9%		
American Capital Strategies, Ltd. (A)	690	6,849
Auto Parts & Equipment – 2.2%		
Tenneco Automotive Inc. (A)	118	5,218
Broadcasting – 2.3%		
Belo Corp., Class A	303	2,283
Entercom Communications Corp. (A)	366	3,179
		5,462
Construction & Farm Machinery & Heavy Trucks – 1.5%		
China Yuchai International Limited	171	3,614
Data Processing & Outsourced Services – 1.9%		
CoreLogic Inc. (A)	266	4,443
Diversified Chemicals – 1.3%		
Ashland Inc.	46	2,973
Electric Utilities – 2.1%		
NV Energy, Inc.	319	4,889
Electronic Manufacturing Services – 1.0%		
Celestica Inc. (A)	283	2,481
Gas Utilities – 2.0%		
Southwest Gas Corporation	127	4,916
Health Care Facilities – 4.2%		
AmSurg Corp. (A)	24	635
Community Health Systems, Inc. (A)	126	3,238
LifePoint Hospitals, Inc. (A)	157	6,124
		9,997
Health Care Services – 0.3%		
Sun Healthcare Group, Inc. (A)	93	750
Homebuilding – 0.8%		
M/I Homes, Inc. (A)	148	1,808
Hotels, Resorts & Cruise Lines – 2.3%		
Gaylord Entertainment Company (A)	182	5,463
Investment Banking & Brokerage – 1.0%		
Piper Jaffray Companies (A)	79	2,275

COMMON STOCKS (Continued)	Shares	Value
IT Consulting & Other Services – 0.9%		
Camelot Information Systems Inc., ADR (A)	150	$ 2,247
Managed Health Care – 1.0%		
Coventry Health Care, Inc. (A)	65	2,381
Mortgage REITs – 2.1%		
Invesco Mortgage Capital, Inc.	233	4,925
Movies & Entertainment – 1.0%		
Regal Entertainment Group	197	2,435
Office REITs – 2.3%		
Lexington Corporation Properties Trust	595	5,434
Oil & Gas Equipment & Services – 2.1%		
Hornbeck Offshore Services, Inc. (A)	44	1,210
Superior Energy Services, Inc. (A)	101	3,733
		4,943
Oil & Gas Storage & Transportation – 6.5%		
Atlas Pipeline Partners, L.P.	90	2,950
MarkWest Energy Partners, L.P.	30	1,433
Regency Energy Partners LP	255	6,588
Targa Resources Corp.	137	4,580
		15,551
Packaged Foods & Meats – 1.1%		
Dean Foods Company (A)	214	2,625
Paper Packaging – 1.4%		
Boise Inc.	429	3,339
Personal Products – 1.3%		
Inter Parfums, Inc.	136	3,136
Property & Casualty Insurance – 3.2%		
Argo Group International Holdings, Ltd.	172	5,120
SeaBright Insurance Holdings, Inc.	244	2,414
		7,534
Publishing – 4.4%		
E. W. Scripps Company (The) (A)	279	2,702
Valassis Communications, Inc. (A)	170	5,144
Washington Post Company, Class B (The)	6	2,472
		10,318
Regional Banks – 6.9%		
Bank of Marin Bancorp	85	3,017
First Horizon National Corporation	329	3,138
Nara Bancorp, Inc. (A)	289	2,351
Synovus Financial Corp.	1,399	2,910
Wintrust Financial Corporation	155	4,981
		16,397
Reinsurance – 4.0%		
Endurance Specialty Holdings Ltd.	116	4,790
Reinsurance Group of America, Incorporated	79	4,808
		9,598
Residential REITs – 2.6%		
Campus Crest Communities, Inc.	476	6,162

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs – 1.8%		
Strategic Hotels & Resorts, Inc. (A)	613	$ 4,341
Specialty Chemicals – 3.0%		
Cytec Industries Inc.	83	4,718
RPM International Inc.	107	2,465
		7,183
Specialty Stores – 0.9%		
Office Depot, Inc. (A)	501	2,114
Technology Distributors – 1.8%		
Insight Enterprises, Inc. (A)	108	1,906
Tech Data Corporation (A)	50	2,429
		4,335
Thrifts & Mortgage Finance – 2.6%		
Capitol Federal Financial	409	4,809
Territorial Bancorp Inc.	68	1,407
		6,216
Trucking – 3.2%		
Marten Transport, Ltd.	123	2,646
Werner Enterprises, Inc. (B)	198	4,970
		7,616
TOTAL COMMON STOCKS – 91.7%		**$217,750**
(Cost: $200,025)		

INVESTMENT FUNDS	Shares	Value
Asset Management & Custody Banks – 3.0%		
MCG Capital Corporation	363	$ 2,205
THL Credit, Inc.	377	4,897
TOTAL INVESTMENT FUNDS – 3.0%		**$ 7,102**
(Cost: $7,267)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.4%		
Air Products and Chemicals, Inc.,		
0.100%, 7–11–11 (C)	$4,000	4,000
Corporacion Andina de Fomento,		
0.120%, 7–12–11 (C)	2,000	2,000
St. Jude Medical, Inc.,		
0.000%, 7–1–11 (C)	2,163	2,163
		8,163
Master Note – 1.2%		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (D)	2,738	2,738
TOTAL SHORT-TERM SECURITIES – 4.6%		**$ 10,901**
(Cost: $10,901)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$235,753**
(Cost: $218,193)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		1,589
NET ASSETS – 100.0%		**$237,342**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities serve as cover or collateral for all or a portion of the following written options outstanding at June 30, 2011:

Underlying Security	Counterparty	Type	Number of Contracts (Unrounded)	Expiration Month	Exercise Price	Premium Received	Market Value
Ashland Inc.	Goldman, Sachs & Company	Call	460	August 2011	$70.00	$ 34	$ (52)
Camelot Information Systems Inc.,							
ADR:	Goldman, Sachs & Company	Put	722	August 2011	10.00	50	(45)
	Goldman, Sachs & Company	Call	1,503	August 2011	20.00	111	(56)
MCG Capital Corporation	Deutsche Banc Alex Brown Inc.	Call	2,370	August 2011	7.50	24	(6)
Nara Bancorp, Inc.	Deutsche Banc Alex Brown Inc.	Call	2,892	July 2011	7.50	94	(188)
						$313	$(347)

(C) Rate shown is the yield to maturity at June 30, 2011.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$217,750	$ —	$—
Investment Funds	7,102	—	—
Short-Term Securities	—	10,901	—
Total	$224,852	$10,901	$—
Liabilities			
Written Options	$ 153	$ 194	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Value

Asset Allocation

Stocks	**98.6%**
Financials	33.0%
Energy	16.0%
Information Technology	13.2%
Health Care	10.8%
Consumer Staples	9.2%
Consumer Discretionary	7.0%
Industrials	5.6%
Utilities	2.2%
Materials	1.6%
Warrants	**0.1%**
Cash and Cash Equivalents	**1.3%**

Top 10 Equity Holdings

Company	Sector
ConocoPhillips	Energy
Wells Fargo & Company	Financials
ACE Limited	Financials
CVS Corporation	Consumer Staples
Xerox Corporation	Information Technology
Bank of America Corporation	Financials
Occidental Petroleum Corporation	Energy
McKesson Corporation	Health Care
Hewlett-Packard Company	Information Technology
WellPoint, Inc.	Health Care

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Advertising – 1.9%		
Omnicom Group Inc.	127	$ 6,112
Aerospace & Defense – 1.3%		
Honeywell International Inc. (A)	67	4,016
Auto Parts & Equipment – 0.2%		
TRW Automotive Holdings Corp. (B)	11	632
Biotechnology – 1.9%		
Amgen Inc. (B)	102	5,952
Broadcasting – 0.5%		
CBS Corporation, Class B	54	1,533
Cable & Satellite – 2.6%		
Time Warner Cable Inc.	109	8,482
Computer Hardware – 3.4%		
Hewlett-Packard Company	297	10,796
Consumer Finance – 2.4%		
Capital One Financial Corporation (A)	146	7,544
Department Stores – 1.8%		
Macy's Inc.	192	5,608
Diversified Banks – 4.4%		
Wells Fargo & Company	504	14,153
Diversified Metals & Mining – 0.7%		
Freeport-McMoRan Copper & Gold Inc., Class B	43	2,264
Drug Retail – 3.8%		
CVS Corporation	319	12,003
Electric Utilities – 2.2%		
PPL Corporation (A)	255	7,102
Health Care Distributors – 3.5%		
McKesson Corporation	132	11,033
Industrial Conglomerates – 2.2%		
General Electric Company	377	7,116
Industrial Machinery – 2.1%		
Ingersoll-Rand plc	149	6,762
Integrated Oil & Gas – 9.8%		
ConocoPhillips	192	14,467
Marathon Oil Corporation (A)	97	5,089
Occidental Petroleum Corporation	110	11,476
		31,032
Investment Banking & Brokerage – 5.2%		
Goldman Sachs Group, Inc. (The)	70	9,369
Morgan Stanley	302	6,938
		16,307
IT Consulting & Other Services – 1.8%		
International Business Machines Corporation	33	5,661

COMMON STOCKS (Continued)	Shares	Value
Managed Health Care – 3.3%		
WellPoint, Inc.	135	$ 10,610
Mortgage REITs – 1.8%		
Invesco Mortgage Capital, Inc.	270	5,707
Multi-Line Insurance – 1.3%		
American International Group, Inc. (B)	141	4,131
Office Electronics – 3.7%		
Xerox Corporation	1,150	11,977
Oil & Gas Equipment & Services – 1.9%		
National Oilwell Varco, Inc.	79	6,186
Oil & Gas Storage & Transportation – 4.3%		
Energy Transfer Equity, L.P.	53	2,401
MarkWest Energy Partners, L.P.	67	3,213
Regency Energy Partners LP	311	8,029
		13,643
Other Diversified Financial Services – 3.7%		
Bank of America Corporation	1,087	11,912
Packaged Foods & Meats – 1.8%		
J.M. Smucker Company (The)	74	5,664
Paper Products – 0.9%		
International Paper Company	100	2,982
Pharmaceuticals – 2.1%		
Johnson & Johnson	102	6,752
Property & Casualty Insurance – 9.5%		
ACE Limited	206	13,526
Travelers Companies, Inc. (The)	175	10,205
XL Group plc	284	6,245
		29,976
Regional Banks – 2.8%		
Regions Financial Corporation	469	2,905
SunTrust Banks, Inc.	239	6,164
		9,069
Reinsurance – 1.9%		
RenaissanceRe Holdings Ltd. (A)	86	5,995
Semiconductors – 2.0%		
Freescale Semiconductor, Inc. (B)	341	6,264
Soft Drinks – 2.3%		
Dr Pepper Snapple Group, Inc.	175	7,334
Systems Software – 2.3%		
Symantec Corporation (B)	372	7,326
Tobacco – 1.3%		
Philip Morris International Inc.	64	4,273
TOTAL COMMON STOCKS – 98.6%		**$313,909**

(Cost: $281,734)

WARRANTS – 0.1%	Shares	Value
Diversified Banks		
Wells Fargo & Company	27	$ 253
(Cost: $220)		

SHORT-TERM SECURITIES – 0.6%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.081%, 7–1–11 (C)	$2,055	$ 2,055
(Cost: $2,055)		

TOTAL INVESTMENT SECURITIES – 99.3%		$316,217
(Cost: $284,009)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		2,220
NET ASSETS – 100.0%		$318,437

Notes to Schedule of Investments

(A) Securities serve as cover or collateral for all or a portion of the following written options outstanding at June 30, 2011:

Underlying Security	Counterparty	Type	Number of Contracts (Unrounded)	Expiration Month	Exercise Price	Premium Received	Market Value
Allstate Corporation	Goldman, Sachs & Company	Put	3,030	July 2011	$27.00	$197	$ (4)
Energy Transfer Equity, L.P.	Morgan Stanley Smith Barney LLC	Call	377	August 2011	47.50	20	(21)
Freeport-McMoRan Copper &							
Gold Inc., Class B:	Goldman, Sachs & Company	Put	189	August 2011	39.50	10	(4)
	Goldman, Sachs & Company	Put	189	August 2011	42.00	17	(6)
Honeywell International Inc.	Goldman, Sachs & Company	Call	515	September 2011	62.50	30	(52)
International Paper Company	Goldman, Sachs & Company	Put	524	August 2011	25.00	21	(14)
Johnson & Johnson:	Goldman, Sachs & Company	Put	1,092	July 2011	50.00	27	(1)
	Goldman, Sachs & Company	Put	1,092	July 2011	52.50	48	(2)
PPL Corporation	Goldman, Sachs & Company	Call	1,371	July 2011	27.00	40	(127)
RenaissanceRe Holdings Ltd.	Morgan Stanley Smith Barney LLC	Call	494	July 2011	65.00	100	(246)
Wells Fargo & Company	Goldman, Sachs & Company	Put	345	July 2011	25.00	11	(2)
XL Group plc	Goldman, Sachs & Company	Put	420	July 2011	21.00	13	(7)
						$534	$(486)

(B) No dividends were paid during the preceding 12 months.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$313,909	$ —	$—
Warrants	253	—	—
Short-Term Securities	—	2,055	—
Total	$314,162	$2,055	$—
Liabilities			
Written Options	$ 465	$ 21	$—

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy	Balanced
ASSETS							
Investments in unaffiliated securities at market value+	$ —	$ 322	$ 473	$ 1,198	$ 225	$1,231,412	$375,929
Investments in affiliated securities at market value+	72,897	72,423	541,919	664,771	175,623	1,257	—
Bullion at market value+	—	—	—	—	—	158,387	—
Investments at Market Value	72,897	72,745	542,392	665,969	175,848	1,391,056	375,929
Cash	—	1	1	1	1	107	1
Cash denominated in foreign currencies at market value+	—	—	—	—	—	844	—
Restricted cash+	—	—	—	—	—	3,104	—
Investment securities sold receivable	246	—	—	—	—	6,604	2,593
Dividends and interest receivable	—*	—*	—*	—*	—*	1,550	1,640
Capital shares sold receivable	110	450	2,727	792	284	1,356	6
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	1,939	—
Total Assets	73,253	73,196	545,120	666,762	176,133	1,406,560	380,169
LIABILITIES							
Investment securities purchased payable	—	222	374	1,099	125	2,868	3,313
Capital shares redeemed payable	—*	1	9	6	2	1,432	385
Trustees and Chief Compliance Officer fees payable	2	2	10	11	3	75	55
Overdraft due to custodian	146	—	—	—	—	—	—
Service fee payable	—	—	—	—	—	10	3
Shareholder servicing payable	—*	—*	—*	1	—*	2	—*
Investment management fee payable	—	—	—	—	—	26	7
Accounting services fee payable	2	2	8	10	4	21	10
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	3,795	—
Other liabilities	2	1	5	5	2	96	10
Total Liabilities	152	228	406	1,132	136	8,325	3,783
Total Net Assets	$ 73,101	$ 72,968	$544,714	$665,630	$175,997	$1,398,235	$376,386
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 66,070	$ 65,019	$476,712	$584,508	$156,182	$1,112,338	$273,337
Undistributed net investment income	482	795	5,004	4,776	1,703	871	2,473
Accumulated net realized gain (loss)	1,955	2,166	11,106	11,819	4,030	(70,874)	10,654
Net unrealized appreciation	4,594	4,988	51,892	64,527	14,082	355,900	89,922
Total Net Assets	$ 73,101	$ 72,968	$544,714	$665,630	$175,997	$1,398,235	$376,386
CAPITAL SHARES OUTSTANDING	14,086	13,778	102,224	121,809	32,756	132,789	40,486
NET ASSET VALUE PER SHARE	$5.1897	$5.2959	$5.3286	$5.4646	$5.3729	$10.5298	$9.2966
+COST							
Investments in unaffiliated securities at cost	$ —	$ 322	$ 473	$ 1,198	$ 225	$ 928,932	$286,007
Investments in affiliated securities at cost	68,302	67,435	490,027	600,243	161,541	1,982	—
Bullion at cost	—	—	—	—	—	102,421	—
Cash denominated in foreign currencies at cost	—	—	—	—	—	844	—
Restricted cash at cost	—	—	—	—	—	3,103	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

(In thousands, except per share amounts)	Bond	Core Equity	Dividend Opportunities	Energy	Global Bond	Global Natural Resources	Growth
ASSETS							
Investments in unaffiliated securities at market value+	$555,920	$ 435,984	$341,429	$ 65,662	$ 7,209	$246,308	$ 932,510
Investments at Market Value	555,920	435,984	341,429	65,662	7,209	246,308	932,510
Cash	1	1	12	1	1	114	1
Cash denominated in foreign currencies at market value+	—	—	—	—	—	119	—
Investment securities sold receivable	—	—	—	—	—	700	645
Dividends and interest receivable	5,364	550	390	34	80	409	424
Capital shares sold receivable	286	17	320	116	8	375	198
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	262	—
Prepaid and other assets	—*	—	—	—	5	—	1
Total Assets	561,571	436,552	342,151	65,813	7,303	248,287	933,779
LIABILITIES							
Investment securities purchased payable	—	—	16,751	—	—	821	—
Capital shares redeemed payable	220	436	145	11	—*	71	517
Trustees and Chief Compliance Officer fees payable	48	103	11	2	—*	10	152
Service fee payable	4	3	2	—*	—*	2	6
Shareholder servicing payable	1	1	—*	—*	—*	—*	1
Investment management fee payable	7	8	6	2	—	7	17
Accounting services fee payable	13	10	8	3	—	7	18
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	12	293	—
Variation margin payable	—	—	—	—	—	144	—
Other liabilities	13	11	6	3	2	24	18
Total Liabilities	306	572	16,929	21	14	1,379	729
Total Net Assets	$561,265	$ 435,980	$325,222	$ 65,792	$ 7,289	$246,908	$ 933,050
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$544,190	$ 322,098	$278,015	$ 59,312	$ 7,285	$216,576	$ 690,473
Undistributed (distributions in excess of) net investment income	8,037	806	1,180	(104)	42	(310)	(921)
Accumulated net realized gain (loss)	(3,112)	34,999	(11,338)	(3,396)	(31)	16,612	47,109
Net unrealized appreciation (depreciation)	12,150	78,077	57,365	9,980	(7)	14,030	196,389
Total Net Assets	$561,265	$ 435,980	$325,222	$ 65,792	$ 7,289	$246,908	$ 933,050
CAPITAL SHARES OUTSTANDING	101,393	34,686	45,769	9,670	1,454	36,431	88,109
NET ASSET VALUE PER SHARE	$5.5355	$12.5693	$7.1057	$6.8041	$5.0129	$6.7774	$10.5897
+COST							
Investments in unaffiliated securities at cost	$543,769	$ 357,920	$284,064	$ 55,682	$ 7,205	$231,648	$ 736,121
Cash denominated in foreign currencies at cost	—	—	—	—	—	113	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	High Income	International Core Equity	International Growth	Limited-Term Bond	Micro Cap Growth	Mid Cap Growth	Money Market
ASSETS							
Investments in unaffiliated securities at market value+	$261,774	$ 594,532	$363,257	$192,885	$ 55,013	$173,915	$199,851
Investments at Market Value	261,774	594,532	363,257	192,885	55,013	173,915	199,851
Cash	535	276	102	1	1	1	279
Cash denominated in foreign currencies at market value+	426	—	—	—	—	—	—
Restricted cash+	—	—	4,909	—	—	—	—
Investment securities sold receivable	2,568	—	4,126	—	79	240	—
Dividends and interest receivable	5,053	3,113	1,444	1,471	—*	73	240
Capital shares sold receivable	149	194	258	252	1	222	2,859
Receivable from affiliates	—	—	—	96	—	—	152
Prepaid and other assets	1	—	—	5	—	—	1
Total Assets	270,506	598,115	374,096	194,710	55,094	174,451	203,382
LIABILITIES							
Investment securities purchased payable	3,704	748	1,867	—	—	1,183	—
Capital shares redeemed payable	30	342	92	37	55	225	100
Distributions payable	—	—	—	—	—	—	—*
Trustees and Chief Compliance Officer fees payable	25	43	31	1	4	5	17
Service fee payable	2	4	3	1	—*	1	—
Shareholder servicing payable	—*	1	—*	—*	—*	—*	—*
Investment management fee payable	4	14	8	3	2	4	2
Accounting services fee payable	8	13	10	6	4	5	6
Unrealized depreciation on forward foreign currency contracts	97	—	—	—	—	—	—
Unrealized depreciation on swap agreements	—	—	263	—	—	—	—
Written options at market value+	—	—	—	—	—	38	—
Other liabilities	40	106	27	5	3	4	6
Total Liabilities	3,910	1,271	2,301	53	68	1,465	131
Total Net Assets	$266,596	$ 596,844	$371,795	$194,657	$ 55,026	$172,986	$203,251
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$267,443	$ 534,696	$309,450	$193,673	$ 41,385	$123,942	$203,263
Undistributed (distributions in excess of) net investment income	9,679	7,579	4,839	920	(762)	(197)	—
Accumulated net realized gain (loss)	(14,278)	13,619	7,444	(946)	2,239	14,719	(12)
Net unrealized appreciation	3,752	40,950	50,062	1,010	12,164	34,522	—
Total Net Assets	$266,596	$ 596,844	$371,795	$194,657	$ 55,026	$172,986	$203,251
CAPITAL SHARES OUTSTANDING	78,043	34,026	41,207	38,775	2,373	18,804	203,267
NET ASSET VALUE PER SHARE	$3.4161	$17.5410	$9.0225	$5.0201	$23.1891	$9.1993	$1.0000
+COST							
Investments in unaffiliated securities at cost	$257,921	$ 553,728	$313,149	$191,875	$ 42,849	$139,428	$199,851
Cash denominated in foreign currencies at cost	422	—	—	—	—	—	—
Restricted cash at cost	—	—	4,815	—	—	—	—
Written options premiums received at cost	—	—	—	—	—	74	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value	Value
ASSETS					
Investments in unaffiliated securities at market value+	$ 42,677	$ 333,003	$ 436,285	$ 235,753	$316,217
Investments at Market Value	42,677	333,003	436,285	235,753	316,217
Cash	8	1	19	1	41
Investment securities sold receivable	56	6,217	410	1,744	3,155
Dividends and interest receivable	102	26	—*	492	541
Capital shares sold receivable	6	281	111	112	120
Total Assets	42,849	339,528	436,825	238,102	320,074
LIABILITIES					
Investment securities purchased payable	79	2,682	1,059	256	756
Capital shares redeemed payable	5	191	232	119	340
Trustees and Chief Compliance Officer fees payable	3	43	62	16	31
Service fee payable	—*	2	3	2	2
Shareholder servicing payable	—*	—*	—*	—*	—*
Investment management fee payable	1	8	10	6	6
Accounting services fee payable	2	10	10	7	8
Written options at market value+	—	—	—	347	486
Other liabilities	4	12	9	7	8
Total Liabilities	94	2,948	1,385	760	1,637
Total Net Assets	$ 42,755	$ 336,580	$ 435,440	$ 237,342	$318,437
NET ASSETS					
Capital paid in (shares authorized – unlimited)	$ 42,294	$ 259,987	$ 327,058	$ 195,287	$268,307
Undistributed (distributions in excess of) net investment income	388	(1,411)	(2,204)	1,101	1,489
Accumulated net realized gain (loss)	(5,054)	21,178	35,633	23,429	16,384
Net unrealized appreciation	5,127	56,826	74,953	17,525	32,257
Total Net Assets	$ 42,755	$ 336,580	$ 435,440	$ 237,342	$318,437
CAPITAL SHARES OUTSTANDING	6,070	19,518	37,920	14,285	50,656
NET ASSET VALUE PER SHARE	$7.0448	$17.2449	$11.4830	$16.6143	$6.2863
+COST					
Investments in unaffiliated securities at cost	$ 37,550	$ 276,152	$ 361,333	$ 218,193	$284,009
Written options premiums received at cost	—	—	—	313	534

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy	Balanced
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ —	$ —	$ —	$ —	$10,447	$ 2,386
Dividends from affiliated securities	514	828	5,121	4,896	1,757	—	—
Foreign dividend withholding tax	—	—	—	—	—	(686)	(22)
Interest and amortization from unaffiliated securities	—*	—*	1	1	—*	317	2,070
Total Investment Income	514	828	5,122	4,897	1,757	10,078	4,434
EXPENSES							
Investment management fee	—	—	—	—	—	4,604	1,317
Service fee	—	—	—	—	—	1,676	470
Shareholder servicing	—*	—*	2	2	—*	6	1
Custodian fees	1	2	2	2	1	133	10
Trustees and Chief Compliance Officer fees	3	2	16	18	5	53	21
Accounting services fee	12	12	46	52	20	124	60
Professional fees	9	9	13	14	10	42	19
Other	3	4	23	20	10	74	15
Total Expenses	28	29	102	108	46	6,712	1,913
Less:							
Expenses in excess of limit	—	—	—	—	—	(50)	—
Total Net Expenses	28	29	102	108	46	6,662	1,913
Net Investment Income	486	799	5,020	4,789	1,711	3,416	2,521
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	—	—	—	—	48,575	10,909
Investments in affiliated securities	1,417	1,798	7,835	8,033	3,005	—	—
Distributions of realized capital gains from affiliated securities	539	371	3,284	3,797	1,037	—	—
Written options	—	—	—	—	—	2,029	—
Swap agreements	—	—	—	—	—	1,192	—
Forward foreign currency contracts	—	—	—	—	—	(9,471)	—
Foreign currency exchange transactions	—	—	—	—	—	(95)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	—	—	—	—	48,426	10,607
Investments in affiliated securities	637	(912)	1,893	4,990	(277)	(336)	—
Written options	—	—	—	—	—	508	—
Swap agreements	—	—	—	—	—	(15)	—
Forward foreign currency contracts	—	—	—	—	—	613	—
Foreign currency exchange transactions	—	—	—	—	—	21	—
Net Realized and Unrealized Gain	2,593	1,257	13,012	16,820	3,765	91,447	21,516
Net Increase in Net Assets Resulting from Operations	$3,079	$2,056	$18,032	$21,609	$5,476	$94,863	$24,037

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

(In thousands)	Bond	Core Equity	Dividend Opportunities	Energy	Global Bond	Global Natural Resources	Growth
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 3,257	$ 2,740	$ 246	$ —	$ 1,578	$ 3,663
Foreign dividend withholding tax	—	(58)	(3)	(4)	—	(106)	—
Interest and amortization from unaffiliated securities	10,167	17	9	2	78	37	31
Foreign interest withholding tax	—	—	—	—	—	(1)	—
Total Investment Income	10,167	3,216	2,746	244	78	1,508	3,694
EXPENSES							
Investment management fee	1,271	1,520	1,075	247	17	1,252	3,227
Service fee	669	543	384	73	7	313	1,152
Shareholder servicing	2	1	1	—*	—*	1	3
Custodian fees	11	11	7	5	2	65	17
Trustees and Chief Compliance Officer fees	24	32	11	2	—*	9	55
Accounting services fee	70	63	47	20	—	44	107
Professional fees	24	16	13	10	20	21	21
Other	19	18	10	4	5	23	32
Total Expenses	2,090	2,204	1,548	361	51	1,728	4,614
Less:							
Expenses in excess of limit	—	(108)	—	—	(17)	—	(138)
Total Net Expenses	2,090	2,096	1,548	361	34	1,728	4,476
Net Investment Income (Loss)	8,077	1,120	1,198	(117)	44	(220)	(782)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	1,698	35,730	6,004	305	(26)	30,456	48,157
Futures contracts	—	—	—	—	—	(347)	—
Forward foreign currency contracts	—	—	—	—	—	(1,777)	—
Foreign currency exchange transactions	—	(4)	—	—	—	(4)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	2,830	1,577	6,287	2,492	7	(26,887)	7,727
Futures contracts	—	—	—	—	—	(410)	—
Forward foreign currency contracts	—	—	—	—	(12)	204	—
Foreign currency exchange transactions	—	5	—	—	—	(4)	—
Net Realized and Unrealized Gain (Loss)	4,528	37,308	12,291	2,797	(31)	1,231	55,884
Net Increase in Net Assets Resulting from Operations	$12,605	$38,428	$13,489	$2,680	$ 13	$ 1,011	$55,102

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	High Income	International Core Equity	International Growth	Limited-Term Bond	Micro Cap Growth	Mid Cap Growth	Money Market
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 8	$ 12,898	$ 7,423	$ —	$ 28	$ 708	$ —
Foreign dividend withholding tax	—	(1,342)	(544)	—	(2)	—	—
Interest and amortization from unaffiliated securities	11,016	23	24	1,589	1	3	315
Foreign interest withholding tax	(2)	—	—	—	—	—	—
Total Investment Income	11,022	11,579	6,903	1,589	27	711	315
EXPENSES							
Investment management fee	804	2,514	1,481	427	260	657	375
Service fee	321	739	435	214	68	193	—
Shareholder servicing	1	2	1	—*	—*	1	1
Custodian fees	11	93	30	5	7	10	8
Trustees and Chief Compliance Officer fees	12	25	16	5	3	5	8
Accounting services fee	44	78	54	33	21	32	34
Professional fees	24	22	21	22	11	12	14
Other	10	45	15	38	2	5	9
Total Expenses	1,227	3,518	2,053	744	372	915	449
Less:							
Expenses in excess of limit	(64)	—	(52)	(96)	—	(16)	(152)
Total Net Expenses	1,163	3,518	2,001	648	372	899	297
Net Investment Income (Loss)	9,859	8,061	4,902	941	(345)	(188)	18
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	8,263	38,281	11,091	(757)	2,412	14,710	10
Written options	—	—	—	—	—	95	—
Swap agreements	—	—	1,146	—	—	—	—
Forward foreign currency contracts	(9)	(296)	(2,123)	—	—	—	—
Foreign currency exchange transactions	(8)	(441)	(34)	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(5,298)	(28,406)	6,344	2,618	546	(944)	—
Written options	—	—	—	—	—	212	—
Swap agreements	—	—	(421)	—	—	—	—
Forward foreign currency contracts	(106)	—	804	—	—	—	—
Foreign currency exchange transactions	(2)	88	160	—	—	—	—
Net Realized and Unrealized Gain	2,840	9,226	16,967	1,861	2,958	14,073	10
Net Increase in Net Assets Resulting from Operations	$12,699	$ 17,287	$21,869	$2,802	$2,613	$13,885	$ 28

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value	Value
INVESTMENT INCOME					
Dividends from unaffiliated securities	$ 651	$ 602	$ 297	$ 2,437	$ 2,485
Foreign dividend withholding tax	(4)	(17)	(6)	(3)	(10)
Interest and amortization from unaffiliated securities	—*	71	22	7	6
Total Investment Income	647	656	313	2,441	2,481
EXPENSES					
Investment management fee	186	1,462	1,815	1,019	1,119
Service fee	52	430	534	300	400
Shareholder servicing	—*	1	1	1	1
Custodian fees	7	23	9	12	11
Trustees and Chief Compliance Officer fees	2	18	24	10	15
Accounting services fee	14	57	63	44	48
Professional fees	17	18	17	15	14
Other	2	33	15	8	15
Total Expenses	280	2,042	2,478	1,409	1,623
Less:					
Expenses in excess of limit	—	(34)	(43)	—	(16)
Total Net Expenses	280	2,008	2,435	1,409	1,607
Net Investment Income (Loss)	367	(1,352)	(2,122)	1,032	874
REALIZED AND UNREALIZED GAIN (LOSS)					
Net realized gain (loss) on:					
Investments in unaffiliated securities	1,259	21,118	37,053	26,970	20,751
Written options	—	341	—	262	(44)
Foreign currency exchange transactions	—*	(26)	—	—	—
Net change in unrealized appreciation (depreciation) on:					
Investments in unaffiliated securities	2,129	1,484	5,563	(29,429)	(7,386)
Written options	—	—	—	(43)	166
Foreign currency exchange transactions	—*	(77)	—	—	—
Net Realized and Unrealized Gain (Loss)	3,388	22,840	42,616	(2,240)	13,487
Net Increase (Decrease) in Net Assets Resulting from Operations	$3,755	$21,488	$40,494	$ (1,208)	$14,361

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds VIP

(In thousands)	Pathfinder Aggressive		Pathfinder Conservative		Pathfinder Moderate	
	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 486	$ 860	$ 799	$ 920	$ 5,020	$ 5,432
Net realized gain on investments	1,956	1,714	2,169	1,491	11,119	7,718
Net change in unrealized appreciation (depreciation)	637	7,035	(912)	3,222	1,893	34,654
Net Increase in Net Assets Resulting from Operations	**3,079**	**9,609**	**2,056**	**5,633**	**18,032**	**47,804**
Distributions to Shareholders From:						
Net investment income	(860)	(706)	(921)	(526)	(5,438)	(2,179)
Net realized gains	(1,714)	(1,408)	(1,494)	(1,003)	(7,722)	(3,590)
Total Distributions to Shareholders	**(2,574)**	**(2,114)**	**(2,415)**	**(1,529)**	**(13,160)**	**(5,769)**
Capital Share Transactions	**682**	**3,806**	**2,155**	**23,145**	**78,590**	**148,928**
Net Increase in Net Assets	**1,187**	**11,301**	**1,796**	**27,249**	**83,462**	**190,963**
Net Assets, Beginning of Period	71,914	60,613	71,172	43,923	461,252	270,289
Net Assets, End of Period	**$ 73,101**	**$ 71,914**	**$ 72,968**	**$ 71,172**	**$ 544,714**	**$ 461,252**
Undistributed net investment income	$ 482	$ 857	$ 795	$ 918	$ 5,004	$ 5,423

(In thousands)	Pathfinder Moderately Aggressive		Pathfinder Moderately Conservative		Asset Strategy	
	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 4,789	$ 4,992	$ 1,711	$ 1,853	$ 3,416	$ 12,471
Net realized gain (loss) on investments	11,830	8,933	4,042	2,840	42,230	(38,316)
Net change in unrealized appreciation (depreciation)	4,990	42,878	(277)	8,809	49,217	127,543
Net Increase in Net Assets Resulting from Operations	**21,609**	**56,803**	**5,476**	**13,502**	**94,863**	**101,698**
Distributions to Shareholders From:						
Net investment income	(4,989)	(2,776)	(1,857)	(1,009)	(13,548)	(12,441)
Net realized gains	(8,937)	(4,945)	(2,809)	(1,731)	—	—
Total Distributions to Shareholders	**(13,926)**	**(7,721)**	**(4,666)**	**(2,740)**	**(13,548)**	**(12,441)**
Capital Share Transactions	**156,804**	**150,305**	**24,304**	**47,868**	**21,570**	**111,332**
Net Increase in Net Assets	**164,487**	**199,387**	**25,114**	**58,630**	**102,885**	**200,589**
Net Assets, Beginning of Period	501,143	301,756	150,883	92,253	1,295,350	1,094,761
Net Assets, End of Period	**$665,630**	**$501,143**	**$175,997**	**$150,883**	**$1,398,235**	**$1,295,350**
Undistributed net investment income	$ 4,776	$ 4,976	$ 1,703	$ 1,849	$ 871	$ 11,097

See Accompanying Notes to Financial Statements.

98 SEMIANNUAL REPORT 2011

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds VIP

(In thousands)	Balanced		Bond		Core Equity	
	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,521	$ 5,471	$ 8,077	$ 12,081	$ 1,120	$ 1,336
Net realized gain on investments	10,909	28,658	1,698	12,819	35,726	34,101
Net change in unrealized appreciation	10,607	23,018	2,830	8,676	1,582	41,926
Net Increase in Net Assets Resulting from Operations	**24,037**	**57,147**	**12,605**	**33,576**	**38,428**	**77,363**
Distributions to Shareholders From:						
Net investment income	(5,478)	(7,059)	(14,862)	(20,719)	(1,489)	(4,025)
Net realized gains	(28,863)	(5,145)	(3,669)	—	(13,328)	—
Total Distributions to Shareholders	**(34,341)**	**(12,204)**	**(18,531)**	**(20,719)**	**(14,817)**	**(4,025)**
Capital Share Transactions	**11,633**	**(30,832)**	**59,625**	**23,241**	**(16,243)**	**(59,856)**
Net Increase in Net Assets	**1,329**	**14,111**	**53,699**	**36,098**	**7,368**	**13,482**
Net Assets, Beginning of Period	375,057	360,946	507,566	471,468	428,612	415,130
Net Assets, End of Period	$376,386	$375,057	$561,265	$507,566	$435,980	$428,612
Undistributed net investment income	$ 2,473	$ 5,430	$ 8,037	$ 14,822	$ 806	$ 1,179

(In thousands)	Dividend Opportunities		Energy		Global Bond	
	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10[1]
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,198	$ 3,126	$ (117)	$ (84)	$ 44	$ 2
Net realized gain (loss) on investments	6,004	3,442	305	(473)	(26)	(5)
Net change in unrealized appreciation (depreciation)	6,287	34,683	2,492	7,802	(5)	(2)
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,489**	**41,251**	**2,680**	**7,245**	**13**	**(5)**
Distributions to Shareholders From:						
Net investment income	(3,119)	(2,410)	—	(90)	(4)	—
Net realized gains	—	—	—	—	—	—
Total Distributions to Shareholders	**(3,119)**	**(2,410)**	**—**	**(90)**	**(4)**	**—**
Capital Share Transactions	**18,447**	**56,260**	**18,741**	**5,874**	**2,285**	**5,000**
Net Increase in Net Assets	**28,817**	**95,101**	**21,421**	**13,029**	**2,294**	**4,995**
Net Assets, Beginning of Period	296,405	201,304	44,371	31,342	4,995	—
Net Assets, End of Period	$325,222	$296,405	$ 65,792	$ 44,371	$ 7,289	$ 4,995
Undistributed (distributions in excess of) net investment income	$ 1,180	$ 3,101	$ (104)	$ 13	$ 42	$ 2

(1)For the period from August 23, 2010 (commencement of operations) through December 31, 2010.

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

(In thousands)	Global Natural Resources Six months ended 6-30-11 (Unaudited)	Global Natural Resources Year ended 12-31-10	Growth Six months ended 6-30-11 (Unaudited)	Growth Year ended 12-31-10	High Income Six months ended 6-30-11 (Unaudited)	High Income Year ended 12-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (220)	$ (596)	$ (782)	$ 3,615	$ 9,859	$ 18,455
Net realized gain on investments	28,328	13,354	48,157	53,310	8,246	9,204
Net change in unrealized appreciation (depreciation)	(27,097)	19,784	7,727	47,386	(5,406)	3,501
Net Increase in Net Assets Resulting from Operations	1,011	32,542	55,102	104,311	12,699	31,160
Distributions to Shareholders From:						
Net investment income	—	—	(3,556)	(5,368)	(18,585)	(17,048)
Net realized gains	—	—	(32,422)	—	—	—
Total Distributions to Shareholders	—	—	(35,978)	(5,368)	(18,585)	(17,048)
Capital Share Transactions	9,971	11,095	(3,113)	(62,417)	29,681	14,778
Net Increase in Net Assets	10,982	43,637	16,011	36,526	23,795	28,890
Net Assets, Beginning of Period	235,926	192,289	917,039	880,513	242,801	213,911
Net Assets, End of Period	$246,908	$235,926	$933,050	$917,039	$266,596	$242,801
Undistributed (distributions in excess of) net investment income	$ (310)	$ (86)	$ (921)	$ 3,416	$ 9,679	$ 18,413

(In thousands)	International Core Equity Six months ended 6-30-11 (Unaudited)	International Core Equity Year ended 12-31-10	International Growth Six months ended 6-30-11 (Unaudited)	International Growth Year ended 12-31-10	Limited-Term Bond Six months ended 6-30-11 (Unaudited)	Limited-Term Bond Year ended 12-31-10[1]
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 8,061	$ 8,803	$ 4,902	$ 3,391	$ 941	$ 408
Net realized gain (loss) on investments	37,544	49,386	10,080	22,372	(757)	(34)
Net change in unrealized appreciation (depreciation)	(28,318)	14,424	6,887	17,082	2,618	(1,608)
Net Increase (Decrease) in Net Assets Resulting from Operations	17,287	72,613	21,869	42,845	2,802	(1,234)
Distributions to Shareholders From:						
Net investment income	(8,611)	(7,010)	(1,401)	(2,599)	(584)	—
Net realized gains	—	—	—	—	—	—
Total Distributions to Shareholders	(8,611)	(7,010)	(1,401)	(2,599)	(584)	—
Capital Share Transactions	7,983	1,821	20,013	29,839	50,135	143,538
Net Increase in Net Assets	16,659	67,424	40,481	70,085	52,353	142,304
Net Assets, Beginning of Period	580,185	512,761	331,314	261,229	142,304	—
Net Assets, End of Period	$596,844	$580,185	$371,795	$331,314	$194,657	$142,304
Undistributed net investment income	$ 7,579	$ 8,569	$ 4,839	$ 1,372	$ 920	$ 564

(1)For the period from August 23, 2010 (commencement of operations) through December 31, 2010.

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds VIP

(In thousands)	Micro Cap Growth		Mid Cap Growth		Money Market	
	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (345)	$ (505)	$ (188)	$ 9	$ 18	$ 95
Net realized gain (loss) on investments	2,412	6,898	14,805	7,525	10	(9)
Net change in unrealized appreciation (depreciation)	546	9,345	(732)	24,460	—	—
Net Increase in Net Assets Resulting from Operations	**2,613**	**15,738**	**13,885**	**31,994**	**28**	**86**
Distributions to Shareholders From:						
Net investment income	—	—	(9)	(37)	(19)	(95)
Net realized gains	—	—	(5,203)	—	—	(22)
Total Distributions to Shareholders	**—**	**—**	**(5,212)**	**(37)**	**(19)**	**(117)**
Capital Share Transactions	**(2,398)**	**862**	**22,123**	**18,076**	**25,309**	**27,101**
Net Increase in Net Assets	**215**	**16,600**	**30,796**	**50,033**	**25,318**	**27,070**
Net Assets, Beginning of Period	54,811	38,211	142,190	92,157	177,933	150,863
Net Assets, End of Period	**$55,026**	**$54,811**	**$172,986**	**$142,190**	**$203,251**	**$177,933**
Distributions in excess of net investment income	$ (762)	$ (417)	$ (197)	$ (1)	$ —	$ —

(In thousands)	Real Estate Securities		Science and Technology		Small Cap Growth	
	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 367	$ 270	$ (1,352)	$ (1,479)	$ (2,122)	$ (2,997)
Net realized gain on investments	1,259	4,276	21,433	13,118	37,053	46,256
Net change in unrealized appreciation	2,129	4,510	1,407	25,003	5,563	52,830
Net Increase in Net Assets Resulting from Operations	**3,755**	**9,056**	**21,488**	**36,642**	**40,494**	**96,089**
Distributions to Shareholders From:						
Net investment income	(307)	(668)	—	—	—	—
Net realized gains	—	—	(11,547)	(9,089)	(3,358)	—
Total Distributions to Shareholders	**(307)**	**(668)**	**(11,547)**	**(9,089)**	**(3,358)**	**—**
Capital Share Transactions	**(464)**	**(2,194)**	**519**	**(17,685)**	**(21,033)**	**(32,457)**
Net Increase in Net Assets	**2,984**	**6,194**	**10,460**	**9,868**	**16,103**	**63,632**
Net Assets, Beginning of Period	39,771	33,577	326,120	316,252	419,337	355,705
Net Assets, End of Period	**$42,755**	**$39,771**	**$336,580**	**$326,120**	**$435,440**	**$419,337**
Undistributed (distributions in excess of) net investment income	$ 388	$ 328	$ (1,411)	$ (34)	$ (2,204)	$ (82)

See Accompanying Notes to Financial Statements.

2011 SEMIANNUAL REPORT 101

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds VIP

(In thousands)	Small Cap Value		Value	
	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10	Six months ended 6-30-11 (Unaudited)	Year ended 12-31-10
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 1,032	$ 1,120	$ 874	$ 1,486
Net realized gain on investments	27,232	34,256	20,707	31,007
Net change in unrealized appreciation (depreciation)	(29,472)	16,508	(7,220)	18,275
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,208)	51,884	14,361	50,768
Distributions to Shareholders From:				
Net investment income	(1,076)	(151)	(2,231)	(2,517)
Net realized gains	—	—	—	—
Total Distributions to Shareholders	(1,076)	(151)	(2,231)	(2,517)
Capital Share Transactions	(4,411)	(4,876)	(10,092)	(8,696)
Net Increase (Decrease) in Net Assets	(6,695)	46,857	2,038	39,555
Net Assets, Beginning of Period	244,037	197,180	316,399	276,844
Net Assets, End of Period	$237,342	$244,037	$318,437	$316,399
Undistributed net investment income	$ 1,101	$ 1,145	$ 1,489	$ 2,847

See Accompanying Notes to Financial Statements.

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	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Six-month period ended 6-30-2011							
(unaudited)	$ 5.1586	$0.0352[3]	$ 0.1853	$ 0.2205	$(0.0633)	$(0.1261)	$(0.1894)
Year ended 12-31-2010	4.6294	0.0604	0.6262	0.6866	(0.0526)	(0.1048)	(0.1574)
Year ended 12-31-2009	3.8093	0.0524	0.8251	0.8775	(0.0175)	(0.0399)	(0.0574)
Year ended 12-31-2008[5]	5.0000	0.0096	(1.2003)	(1.1907)	—	—	—
Pathfinder Conservative							
Six-month period ended 6-30-2011							
(unaudited)	5.3238	0.0601[3]	0.0952	0.1553	(0.0699)	(0.1133)	(0.1832)
Year ended 12-31-2010	5.0197	0.0607	0.3942	0.4549	(0.0519)	(0.0989)	(0.1508)
Year ended 12-31-2009	4.4530	0.0553	0.5206	0.5759	(0.0033)	(0.0059)	(0.0092)
Year ended 12-31-2008[6]	5.0000	0.0058	(0.5528)	(0.5470)	—	—	—
Pathfinder Moderate							
Six-month period ended 6-30-2011							
(unaudited)	5.2690	0.0536[3]	0.1420	0.1956	(0.0562)	(0.0798)	(0.1360)
Year ended 12-31-2010	4.7629	0.0549	0.5338	0.5887	(0.0312)	(0.0514)	(0.0826)
Year ended 12-31-2009	4.0630	0.0325	0.6933	0.7258	(0.0091)	(0.0168)	(0.0259)
Year ended 12-31-2008[5]	5.0000	0.0097	(0.9467)	(0.9370)	—	—	—
Pathfinder Moderately Aggressive							
Six-month period ended 6-30-2011							
(unaudited)	5.3718	0.0452[3]	0.1693	0.2145	(0.0436)	(0.0781)	(0.1217)
Year ended 12-31-2010	4.8046	0.0482	0.6269	0.6751	(0.0388)	(0.0691)	(0.1079)
Year ended 12-31-2009	4.0140	0.0379	0.7876	0.8255	(0.0125)	(0.0224)	(0.0349)
Year ended 12-31-2008[5]	5.0000	0.0103	(0.9963)	(0.9860)	—	—	—
Pathfinder Moderately Conservative							
Six-month period ended 6-30-2011							
(unaudited)	5.3405	0.0571[3]	0.1276	0.1847	(0.0606)	(0.0917)	(0.1523)
Year ended 12-31-2010	4.9413	0.0582	0.4675	0.5257	(0.0466)	(0.0799)	(0.1265)
Year ended 12-31-2009	4.3098	0.0494	0.6002	0.6496	(0.0058)	(0.0123)	(0.0181)
Year ended 12-31-2008[7]	5.0000	0.0080	(0.6982)	(0.6902)	—	—	—
Asset Strategy							
Six-month period ended 6-30-2011							
(unaudited)	9.9116	0.0259[3]	0.6954	0.7213	(0.1031)	—	(0.1031)
Year ended 12-31-2010	9.2253	0.0913	0.6926	0.7839	(0.0976)	—	(0.0976)
Year ended 12-31-2009	8.2749	0.0814	1.8135	1.8949	(0.0337)	(0.9108)	(0.9445)
Year ended 12-31-2008	12.3237	0.1062	(3.2919)	(3.1857)	(0.0495)	(0.8136)	(0.8631)
Year ended 12-31-2007	9.0016	0.0932	3.8531	3.9463	(0.0709)	(0.5533)	(0.6242)
Year ended 12-31-2006	8.8625	0.0958	1.7042	1.8000	(0.0354)	(1.6255)	(1.6609)
Balanced							
Six-month period ended 6-30-2011							
(unaudited)	9.5880	0.0650[3]	0.5633	0.6283	(0.1467)	(0.7730)	(0.9197)
Year ended 12-31-2010	8.4782	0.1470	1.2624	1.4094	(0.1733)	(0.1263)	(0.2996)
Year ended 12-31-2009	7.6960	0.1729	0.8142	0.9871	(0.1591)	(0.0458)	(0.2049)
Year ended 12-31-2008	9.7624	0.1496	(2.1997)	(2.0501)	(0.0096)	(0.0067)	(0.0163)
Year ended 12-31-2007	8.7056	0.1388	1.0508	1.1896	(0.1326)	(0.0002)	(0.1328)
Year ended 12-31-2006	7.9631	0.1224	0.7704	0.8928	(0.1207)	(0.0296)	(0.1503)

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from March 4, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(6) For the period from March 13, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(7) For the period from March 12, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Pathfinder Aggressive								
Six-month period ended 6-30-2011 (unaudited)	$ 5.1897	4.33%	$ 73	0.08%[4]	1.35%[4]	—%	—%	6%
Year ended 12-31-2010	5.1586	15.53	72	0.08	1.35	—	—	24
Year ended 12-31-2009	4.6294	23.32	61	0.10	1.40	—	—	22
Year ended 12-31-2008[5]	3.8093	-23.82	43	0.10[4]	0.44[4]	—	—	3
Pathfinder Conservative								
Six-month period ended 6-30-2011 (unaudited)	5.2959	2.94	73	0.08[4]	2.25[4]	—	—	12
Year ended 12-31-2010	5.3238	9.38	71	0.08	1.65	—	—	26
Year ended 12-31-2009	5.0197	12.95	44	0.12	1.66	—	—	27
Year ended 12-31-2008[6]	4.4530	-10.94	12	0.39[4]	0.45[4]	—	—	2
Pathfinder Moderate								
Six-month period ended 6-30-2011 (unaudited)	5.3286	3.74	545	0.04[4]	2.01[4]	—	—	5
Year ended 12-31-2010	5.2690	12.63	461	0.04	1.52	—	—	18
Year ended 12-31-2009	4.7629	17.95	270	0.06	1.35	—	—	18
Year ended 12-31-2008[5]	4.0630	-18.74	78	0.09[4]	0.64[4]	—	—	—
Pathfinder Moderately Aggressive								
Six-month period ended 6-30-2011 (unaudited)	5.4646	4.02	666	0.04[4]	1.66[4]	—	—	4
Year ended 12-31-2010	5.3718	14.46	501	0.04	1.35	—	—	23
Year ended 12-31-2009	4.8046	20.70	302	0.06	1.35	—	—	19
Year ended 12-31-2008[5]	4.0140	-19.72	116	0.07[4]	0.61[4]	—	—	—
Pathfinder Moderately Conservative								
Six-month period ended 6-30-2011 (unaudited)	5.3729	3.49	176	0.06[4]	2.12[4]	—	—	7
Year ended 12-31-2010	5.3405	10.97	151	0.06	1.60	—	—	21
Year ended 12-31-2009	4.9413	15.12	92	0.09	1.56	—	—	28
Year ended 12-31-2008[7]	4.3098	-13.80	32	0.18[4]	0.63[4]	—	—	—
Asset Strategy								
Six-month period ended 6-30-2011 (unaudited)	10.5298	7.28	1,398	0.99[4]	0.51[4]	1.00[4]	0.50[4]	32
Year ended 12-31-2010	9.9116	8.68	1,295	1.02	1.07	1.03	1.06	104
Year ended 12-31-2009	9.2253	25.04	1,095	1.05	1.17	1.06	1.16	113
Year ended 12-31-2008	8.2749	-25.79	678	1.04	1.02	1.05	1.01	190
Year ended 12-31-2007	12.3237	44.11	913	1.03	0.96	1.04	0.95	98
Year ended 12-31-2006	9.0016	20.15	602	1.02	1.16	1.03	1.15	148
Balanced								
Six-month period ended 6-30-2011 (unaudited)	9.2966	6.54	376	1.02[4]	1.34[4]	—	—	16
Year ended 12-31-2010	9.5880	17.11	375	1.01	1.52	—	—	48
Year ended 12-31-2009	8.4782	13.23	361	1.03	1.95	—	—	46
Year ended 12-31-2008	7.6960	-21.00	378	1.01	1.53	—	—	19
Year ended 12-31-2007	9.7624	13.67	559	1.01	1.40	—	—	8
Year ended 12-31-2006	8.7056	11.21	565	1.01	1.37	—	—	28

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Bond							
Six-month period ended 6-30-2011 (unaudited)	$ 5.5956	$ 0.0840[3]	$ 0.0468	$ 0.1308	$(0.1531)	$(0.0378)	$(0.1909)
Year ended 12-31-2010	5.4996	0.1214	0.2016	0.3230	(0.2270)	—	(0.2270)
Year ended 12-31-2009	5.3372	0.1550	0.2178	0.3728	(0.2104)	—	(0.2104)
Year ended 12-31-2008	5.3255	0.2183	(0.2017)	0.0166	(0.0049)	—	(0.0049)
Year ended 12-31-2007	5.2752	0.2428	0.0489	0.2917	(0.2414)	—	(0.2414)
Year ended 12-31-2006	5.2928	0.2434	(0.0182)	0.2252	(0.2411)	(0.0017)	(0.2428)
Core Equity							
Six-month period ended 6-30-2011 (unaudited)	11.9105	0.0320[3]	1.0616	1.0936	(0.0437)	(0.3911)	(0.4348)
Year ended 12-31-2010	9.9518	0.0422	2.0188	2.0610	(0.1023)	—	(0.1023)
Year ended 12-31-2009	8.1109	0.0996	1.8272	1.9268	(0.0859)	—	(0.0859)
Year ended 12-31-2008	12.9583	0.0832	(4.6008)	(4.5176)	(0.0203)	(0.3095)	(0.3298)
Year ended 12-31-2007	12.5485	0.0977	1.6632	1.7609	(0.0862)	(1.2649)	(1.3511)
Year ended 12-31-2006	11.1221	0.0805	1.8084	1.8889	(0.1093)	(0.3532)	(0.4625)
Dividend Opportunities							
Six-month period ended 6-30-2011 (unaudited)	6.8594	0.0275[3]	0.2891	0.3166	(0.0703)	—	(0.0703)
Year ended 12-31-2010	5.9634	0.0708	0.8927	0.9635	(0.0675)	—	(0.0675)
Year ended 12-31-2009	5.1114	0.0599	0.8442	0.9041	(0.0521)	—	(0.0521)
Year ended 12-31-2008	8.0015	0.0391	(2.9133)	(2.8742)	(0.0056)	(0.0103)	(0.0159)
Year ended 12-31-2007	6.9651	0.0881	1.0765	1.1646	(0.0675)	(0.0607)	(0.1282)
Year ended 12-31-2006	6.1121	0.0857	0.8867	0.9724	(0.0849)	(0.0345)	(0.1194)
Energy							
Six-month period ended 6-30-2011 (unaudited)	6.3947	(0.0136)[3]	0.4230	0.4094	—	—	—
Year ended 12-31-2010	5.2588	(0.0127)	1.1629	1.1502	(0.0143)	—	(0.0143)
Year ended 12-31-2009	3.7434	0.0147	1.5007	1.5154	—	—	—
Year ended 12-31-2008	6.9732	(0.0103)	(3.2080)	(3.2183)	(0.0055)	(0.0060)	(0.0115)
Year ended 12-31-2007	4.6351	0.0280	2.3497	2.3777	(0.0209)	(0.0187)	(0.0396)
Year ended 12-31-2006[5]	5.0000	0.0248	(0.3654)	(0.3406)	(0.0243)	—	(0.0243)
Global Bond							
Six-month period ended 6-30-2011 (unaudited)	4.9950	0.0404[3]	(0.0192)	0.0212	(0.0033)	—	(0.0033)
Year ended 12-31-2010[6]	5.0000	0.0015	(0.0065)	(0.0050)	—	—	—
Global Natural Resources							
Six-month period ended 6-30-2011 (unaudited)	6.7287	(0.0061)[3]	0.0548	0.0487	—	—	—
Year ended 12-31-2010	5.7479	(0.0170)	0.9978	0.9808	—	—	—
Year ended 12-31-2009	3.3102	(0.0209)	2.4586	2.4377	—	—	—
Year ended 12-31-2008	10.0838	0.0088	(6.2310)	(6.2222)	(0.1089)	(0.4425)	(0.5514)
Year ended 12-31-2007	7.5711	0.0148	3.2797	3.2945	(0.0022)	(0.7796)	(0.7818)
Year ended 12-31-2006	6.2719	0.0295	1.5690	1.5985	(0.0235)	(0.2758)	(0.2993)
Growth							
Six-month period ended 6-30-2011 (unaudited)	10.3776	(0.0090)[3]	0.6420	0.6330	(0.0416)	(0.3793)	(0.4209)
Year ended 12-31-2010	9.2781	0.0428	1.1153	1.1581	(0.0586)	—	(0.0586)
Year ended 12-31-2009	7.5529	0.0567	1.9286	1.9853	(0.0310)	(0.2291)	(0.2601)
Year ended 12-31-2008	12.0237	0.0297	(4.3944)	(4.3647)	—	(0.1061)	(0.1061)
Year ended 12-31-2007	9.7813	(0.0008)	2.5262	2.5254	(0.0001)	(0.2829)	(0.2830)
Year ended 12-31-2006	9.3125	(0.0001)	0.4689	0.4688	—	—	—

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from May 1, 2006 (commencement of operations of the Portfolio) through December 31, 2006.

(6) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Bond								
Six-month period ended 6-30-2011 (unaudited)	$ 5.5355	2.34%	$ 561	0.78%[4]	3.02%[4]	—%	—%	46%
Year ended 12-31-2010	5.5956	6.04	508	0.78	2.25	—	—	49
Year ended 12-31-2009	5.4996	7.16	471	0.80	3.56	—	—	30
Year ended 12-31-2008	5.3372	0.31	334	0.79	4.38	—	—	29
Year ended 12-31-2007	5.3255	5.67	296	0.82	4.57	0.85	4.54	42
Year ended 12-31-2006	5.2752	4.24	213	0.84	4.49	0.85	4.48	54
Core Equity								
Six-month period ended 6-30-2011 (unaudited)	12.5693	9.21	436	0.97[4]	0.52[4]	1.02[4]	0.47[4]	36
Year ended 12-31-2010	11.9105	20.89	429	0.96	0.33	1.01	0.28	100
Year ended 12-31-2009	9.9518	24.02	415	0.98	1.01	1.03	0.96	101
Year ended 12-31-2008	8.1109	-34.77	402	0.96	0.68	1.01	0.63	105
Year ended 12-31-2007	12.9583	14.03	746	0.96	0.68	1.01	0.63	83
Year ended 12-31-2006	12.5485	16.99	762	0.99	0.62	1.00	0.61	103
Dividend Opportunities								
Six-month period ended 6-30-2011 (unaudited)	7.1057	4.61	325	1.01[4]	0.78[4]	—	—	21
Year ended 12-31-2010	6.8594	16.37	296	1.02	1.37	—	—	44
Year ended 12-31-2009	5.9634	17.88	201	1.05	1.48	—	—	31
Year ended 12-31-2008	5.1114	-35.91	123	1.07	0.92	—	—	35
Year ended 12-31-2007	8.0015	16.72	121	1.04	1.29	—	—	17
Year ended 12-31-2006	6.9651	15.91	81	1.07	1.63	—	—	17
Energy								
Six-month period ended 6-30-2011 (unaudited)	6.8041	6.40	66	1.24[4]	-0.40[4]	—	—	4
Year ended 12-31-2010	6.3947	21.96	44	1.28	-0.25	—	—	27
Year ended 12-31-2009	5.2588	40.48	31	1.01	0.35	1.33	0.03	15
Year ended 12-31-2008	3.7434	-46.15	20	1.14	-0.15	1.31	-0.32	10
Year ended 12-31-2007	6.9732	51.30	26	0.52	0.78	1.32	-0.02	13
Year ended 12-31-2006[5]	4.6351	-6.81	7	0.64[4]	1.05[4]	1.49[4]	0.20[4]	12
Global Bond								
Six-month period ended 6-30-2011 (unaudited)	5.0129	0.42	7	1.23[4]	1.63[4]	1.85[4]	1.01[4]	18
Year ended 12-31-2010[6]	4.9950	-0.10	5	0.90[4]	0.09[4]	1.52[4]	-0.53[4]	28
Global Natural Resources								
Six-month period ended 6-30-2011 (unaudited)	6.7774	0.72	247	1.38[4]	-0.18[4]	—	—	46
Year ended 12-31-2010	6.7287	17.06	236	1.37	-0.31	—	—	117
Year ended 12-31-2009	5.7479	73.64	192	1.45	-0.56	—	—	101
Year ended 12-31-2008	3.3102	-61.46	69	1.43	-0.08	—	—	206
Year ended 12-31-2007	10.0838	43.50	165	1.38	0.20	—	—	122
Year ended 12-31-2006	7.5711	25.49	90	1.51	0.53	—	—	111
Growth								
Six-month period ended 6-30-2011 (unaudited)	10.5897	6.12	933	0.97[4]	-0.17[4]	1.00[4]	-0.20[4]	23
Year ended 12-31-2010	10.3776	12.58	917	0.97	0.42	1.00	0.39	64
Year ended 12-31-2009	9.2781	27.07	881	0.99	0.67	1.02	0.64	59
Year ended 12-31-2008	7.5529	-36.27	757	0.97	0.29	1.00	0.26	53
Year ended 12-31-2007	12.0237	25.81	1,305	0.97	-0.01	0.99	-0.03	42
Year ended 12-31-2006	9.7813	5.04	1,177	0.99	0.00	1.00	-0.01	67

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
High Income							
Six-month period ended 6-30-2011							
(unaudited)	$ 3.4908	$ 0.1359[3]	$ 0.0472	$ 0.1831	$(0.2578)	$ —	$(0.2578)
Year ended 12-31-2010	3.2997	0.2721	0.1887	0.4608	(0.2697)	—	(0.2697)
Year ended 12-31-2009	2.4841	0.2537	0.8347	1.0884	(0.2728)	—	(0.2728)
Year ended 12-31-2008	3.2031	0.2834	(0.9826)	(0.6992)	(0.0198)	—	(0.0198)
Year ended 12-31-2007	3.3398	0.2717	(0.1440)	0.1277	(0.2644)	—	(0.2644)
Year ended 12-31-2006	3.2521	0.2518	0.0827	0.3345	(0.2468)	—	(0.2468)
International Core Equity[5]							
Six-month period ended 6-30-2011							
(unaudited)	17.2853	0.2400[3]	0.2730	0.5130	(0.2573)	—	(0.2573)
Year ended 12-31-2010	15.3806	0.2601	1.8527	2.1128	(0.2081)	—	(0.2081)
Year ended 12-31-2009	12.4613	0.1992	4.0136	4.2128	(0.4959)	(0.7976)	(1.2935)
Year ended 12-31-2008	22.3935	0.5116	(9.9918)	(9.4802)	(0.0909)	(0.3611)	(0.4520)
Year ended 12-31-2007	22.7794	0.4391	1.8126	2.2517	(0.3937)	(2.2439)	(2.6376)
Year ended 12-31-2006	19.1711	0.4593	5.2176	5.6769	(0.4097)	(1.6589)	(2.0686)
International Growth							
Six-month period ended 6-30-2011							
(unaudited)	8.5090	0.1228[3]	0.4252	0.5480	(0.0345)	—	(0.0345)
Year ended 12-31-2010	7.4915	0.0842	1.0049	1.0891	(0.0716)	—	(0.0716)
Year ended 12-31-2009	6.0050	0.0741	1.5140	1.5881	(0.1016)	—	(0.1016)
Year ended 12-31-2008	10.7486	0.1075	(4.6438)	(4.5363)	(0.0222)	(0.1851)	(0.2073)
Year ended 12-31-2007	9.1353	0.0630	1.8829	1.9459	(0.0587)	(0.2739)	(0.3326)
Year ended 12-31-2006	7.5943	0.0672	1.5263	1.5935	(0.0525)	—	(0.0525)
Limited-Term Bond							
Six-month period ended 6-30-2011							
(unaudited)	4.9575	0.0273[3]	0.0510	0.0783	(0.0157)	—	(0.0157)
Year ended 12-31-2010[6]	5.0000	0.0142	(0.0567)	(0.0425)	—	—	—
Micro Cap Growth							
Six-month period ended 6-30-2011							
(unaudited)	22.1145	(0.1419)[3]	1.2165	1.0746	—	—	—
Year ended 12-31-2010	15.7002	(0.2034)	6.6177	6.4143	—	—	—
Year ended 12-31-2009	11.1122	(0.1739)	4.7619	4.5880	—	—	—
Year ended 12-31-2008	21.3838	(0.2089)	(10.0627)	(10.2716)	—	—	—
Year ended 12-31-2007	20.0796	(0.2565)	1.5607	1.3042	—	—	—
Year ended 12-31-2006	17.8866	(0.2064)	2.3994	2.1930	—	—	—
Mid Cap Growth							
Six-month period ended 6-30-2011							
(unaudited)	8.6901	(0.0110)[3]	0.8209	0.8099	(0.0005)	(0.3002)	(0.3007)
Year ended 12-31-2010	6.6080	0.0006	2.0840	2.0846	(0.0025)	—	(0.0025)
Year ended 12-31-2009	4.5056	0.0015	2.1009	2.1024	—	—	—
Year ended 12-31-2008	7.2091	(0.0036)	(2.6128)	(2.6164)	(0.0020)	(0.0851)	(0.0871)
Year ended 12-31-2007	6.5601	0.0034	0.8245	0.8279	(0.0013)	(0.1776)	(0.1789)
Year ended 12-31-2006	6.0653	0.0164	0.5025	0.5189	(0.0223)	(0.0018)	(0.0241)
Money Market							
Six-month period ended 6-30-2011							
(unaudited)	1.0000	0.0001[3]	0.0000	0.0001	(0.0001)	—	(0.0001)
Year ended 12-31-2010	1.0000	0.0006	0.0001	0.0007	(0.0006)	(0.0001)	(0.0007)
Year ended 12-31-2009	1.0000	0.0095	0.0006	0.0101	(0.0095)	(0.0006)	(0.0101)
Year ended 12-31-2008	1.0000	0.0215	0.0001	0.0216	(0.0215)	(0.0001)	(0.0216)
Year ended 12-31-2007	1.0000	0.0451	0.0000	0.0451	(0.0451)	—	(0.0451)
Year ended 12-31-2006	1.0000	0.0424	0.0000	0.0424	(0.0424)	—	(0.0424)

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) International Core Equity (formerly International Value) changed its name effective April 30, 2010.

(6) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
High Income								
Six-month period ended 6-30-2011 (unaudited)	$ 3.4161	5.18%	$267	0.90%[4]	7.66%[4]	0.95%[4]	7.61%[4]	50%
Year ended 12-31-2010	3.4908	14.86	243	0.91	8.27	0.96	8.22	108
Year ended 12-31-2009	3.2997	46.42	214	0.93	9.15	0.98	9.10	74
Year ended 12-31-2008	2.4841	-21.82	147	0.91	8.72	0.96	8.67	37
Year ended 12-31-2007	3.2031	3.86	214	0.90	7.90	0.95	7.85	74
Year ended 12-31-2006	3.3398	10.27	204	0.94	7.48	0.95	7.47	71
International Core Equity[5]								
Six-month period ended 6-30-2011 (unaudited)	17.5410	2.96	597	1.19[4]	2.73[4]	—	—	52
Year ended 12-31-2010	17.2853	14.09	580	1.19	1.70	—	—	107
Year ended 12-31-2009	15.3806	36.96	513	1.22	1.58	—	—	142
Year ended 12-31-2008	12.4613	-42.26	379	1.18	3.07	—	—	20
Year ended 12-31-2007	22.3935	9.88	636	1.18	1.81	—	—	23
Year ended 12-31-2006	22.7794	29.61	589	1.18	2.13	—	—	29
International Growth								
Six-month period ended 6-30-2011 (unaudited)	9.0225	6.44	372	1.15[4]	2.81[4]	1.18[4]	2.78[4]	26
Year ended 12-31-2010	8.5090	14.79	331	1.17	1.22	1.20	1.19	75
Year ended 12-31-2009	7.4915	26.89	261	1.19	1.34	1.22	1.31	80
Year ended 12-31-2008	6.0050	-42.15	159	1.18	1.27	1.21	1.24	96
Year ended 12-31-2007	10.7486	21.29	283	1.17	0.63	1.20	0.60	95
Year ended 12-31-2006	9.1353	20.99	245	1.20	0.81	1.21	0.80	96
Limited-Term Bond								
Six-month period ended 6-30-2011 (unaudited)	5.0201	1.58	195	0.76[4]	1.10[4]	0.87[4]	0.99[4]	36
Year ended 12-31-2010[6]	4.9575	-0.85	142	0.76[4]	0.92[4]	0.84[4]	0.84[4]	15
Micro Cap Growth								
Six-month period ended 6-30-2011 (unaudited)	23.1891	4.86	55	1.36[4]	-1.26[4]	—	—	30
Year ended 12-31-2010	22.1145	40.85	55	1.35	-1.15	—	—	77
Year ended 12-31-2009	15.7002	41.29	38	1.42	-1.34	—	—	70
Year ended 12-31-2008	11.1122	-48.04	28	1.36	-1.23	—	—	60
Year ended 12-31-2007	21.3838	6.49	60	1.32	-1.18	—	—	57
Year ended 12-31-2006	20.0796	12.26	60	1.32	-1.06	—	—	60
Mid Cap Growth								
Six-month period ended 6-30-2011 (unaudited)	9.1993	9.32	173	1.16[4]	-0.24[4]	1.18[4]	-0.26[4]	32
Year ended 12-31-2010	8.6901	31.56	142	1.17	0.01	1.19	-0.01	44
Year ended 12-31-2009	6.6080	46.66	92	1.21	0.03	1.23	0.01	33
Year ended 12-31-2008	4.5056	-36.23	49	1.23	-0.06	1.24	-0.07	46
Year ended 12-31-2007	7.2091	12.62	57	1.21	0.06	1.24	0.03	31
Year ended 12-31-2006	6.5601	8.56	37	0.97	0.45	1.31	0.11	23
Money Market								
Six-month period ended 6-30-2011 (unaudited)	1.0000	0.01	203	0.32[4]	0.02[4]	0.48[4]	-0.14[4]	—
Year ended 12-31-2010	1.0000	0.08	178	0.42	0.06	0.49	-0.01	—
Year ended 12-31-2009	1.0000	1.02	151	0.51	0.99	—	—	—
Year ended 12-31-2008	1.0000	2.18	201	0.75	2.01	—	—	—
Year ended 12-31-2007	1.0000	4.60	89	0.76	4.51	—	—	—
Year ended 12-31-2006	1.0000	4.32	70	0.77	4.29	—	—	—

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Real Estate Securities							
Six-month period ended 6-30-2011							
(unaudited)	$ 6.4784	$ 0.0601[3]	$ 0.5568	$ 0.6169	$(0.0505)	$ —	$(0.0505)
Year ended 12-31-2010	5.1379	0.0490	1.3981	1.4471	(0.1066)	—	(0.1066)
Year ended 12-31-2009	4.3040	0.1069	0.8531	0.9600	(0.1261)	—	(0.1261)
Year ended 12-31-2008	6.9867	0.1143	(2.6453)	(2.5310)	(0.0390)	(0.1127)	(0.1517)
Year ended 12-31-2007	8.7770	0.0938	(1.5033)	(1.4095)	(0.0473)	(0.3335)	(0.3808)
Year ended 12-31-2006	6.9610	0.0367	2.0572	2.0939	(0.0607)	(0.2172)	(0.2779)
Science and Technology							
Six-month period ended 6-30-2011							
(unaudited)	16.7294	(0.0693)[3]	1.1860	1.1167	—	(0.6012)	(0.6012)
Year ended 12-31-2010	15.2964	(0.0759)	1.9583	1.8824	—	(0.4494)	(0.4494)
Year ended 12-31-2009	11.4251	0.0082	4.7292	4.7374	—	(0.8661)	(0.8661)
Year ended 12-31-2008	17.9777	(0.0336)	(6.0778)	(6.1114)	—	(0.4412)	(0.4412)
Year ended 12-31-2007	17.7170	(0.0712)	4.3892	4.3180	—	(4.0573)	(4.0573)
Year ended 12-31-2006	16.8844	(0.1178)	1.4468	1.3290	—	(0.4964)	(0.4964)
Small Cap Growth							
Six-month period ended 6-30-2011							
(unaudited)	10.5302	(0.0549)[3]	1.0963	1.0414	—	(0.0886)	(0.0886)
Year ended 12-31-2010	8.1726	(0.0753)	2.4329	2.3576	—	—	—
Year ended 12-31-2009	6.0933	(0.0613)	2.1692	2.1079	(0.0286)	—	(0.0286)
Year ended 12-31-2008	10.2422	0.0270	(4.0469)	(4.0199)	—	(0.1290)	(0.1290)
Year ended 12-31-2007	9.9749	(0.0641)	1.4127	1.3486	—	(1.0813)	(1.0813)
Year ended 12-31-2006	10.4866	(0.0584)	0.5883	0.5299	—	(1.0416)	(1.0416)
Small Cap Value							
Six-month period ended 6-30-2011							
(unaudited)	16.7817	0.0729[3]	(0.1644)	(0.0915)	(0.0759)	—	(0.0759)
Year ended 12-31-2010	13.2850	0.0773	3.4299	3.5072	(0.0105)	—	(0.0105)
Year ended 12-31-2009	10.2867	0.0057	2.9926	2.9983	—	—	—
Year ended 12-31-2008	14.3219	(0.0168)	(3.7428)	(3.7596)	(0.0257)	(0.2499)	(0.2756)
Year ended 12-31-2007	15.6884	0.0251	(0.6721)	(0.6470)	(0.0008)	(0.7187)	(0.7195)
Year ended 12-31-2006	14.5826	0.0226	2.4333	2.4559	(0.0232)	(1.3269)	(1.3501)
Value							
Six-month period ended 6-30-2011							
(unaudited)	6.0523	0.0171[3]	0.2609	0.2780	(0.0440)	—	(0.0440)
Year ended 12-31-2010	5.1446	0.0301	0.9258	0.9559	(0.0482)	—	(0.0482)
Year ended 12-31-2009	4.1537	0.0657	1.0149	1.0806	(0.0897)	—	(0.0897)
Year ended 12-31-2008	6.3640	0.0826	(2.2367)	(2.1541)	(0.0136)	(0.0426)	(0.0562)
Year ended 12-31-2007	6.7426	0.0802	0.0480	0.1282	(0.0680)	(0.4388)	(0.5068)
Year ended 12-31-2006	6.0701	0.0747	0.9499	1.0246	(0.0740)	(0.2781)	(0.3521)

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Real Estate Securities								
Six-month period ended 6-30-2011								
(unaudited)	$ 7.0448	9.52%	$ 43	1.35%[4]	1.78%[4]	—%	—%	23%
Year ended 12-31-2010	6.4784	28.51	40	1.36	0.75	—	—	67
Year ended 12-31-2009	5.1379	23.62	34	1.43	2.54	—	—	62
Year ended 12-31-2008	4.3040	-36.04	29	1.31	1.73	—	—	45
Year ended 12-31-2007	6.9867	-16.07	48	1.30	1.08	—	—	50
Year ended 12-31-2006	8.7770	30.08	60	1.31	1.03	—	—	32
Science and Technology								
Six-month period ended 6-30-2011								
(unaudited)	17.2449	6.58	337	1.17[4]	-0.79[4]	1.19[4]	-0.81[4]	29
Year ended 12-31-2010	16.7294	12.75	326	1.16	-0.48	1.18	-0.50	27
Year ended 12-31-2009	15.2964	43.84	316	1.19	0.06	1.21	0.04	65
Year ended 12-31-2008	11.4251	-33.89	226	1.16	-0.21	1.18	-0.23	62
Year ended 12-31-2007	17.9777	24.37	396	1.15	-0.42	1.17	-0.44	73
Year ended 12-31-2006	17.7170	7.87	352	1.17	-0.65	1.18	-0.66	71
Small Cap Growth								
Six-month period ended 6-30-2011								
(unaudited)	11.4830	9.89	435	1.14[4]	-0.99[4]	1.16[4]	-1.01[4]	35
Year ended 12-31-2010	10.5302	28.85	419	1.14	-0.83	1.16	-0.85	60
Year ended 12-31-2009	8.1726	34.72	356	1.17	-0.88	1.19	-0.90	44
Year ended 12-31-2008	6.0933	-39.18	290	1.14	0.32	1.16	0.30	82
Year ended 12-31-2007	10.2422	13.52	544	1.14	-0.61	1.16	-0.63	101
Year ended 12-31-2006	9.9749	5.05	555	1.15	-0.55	1.16	-0.56	94
Small Cap Value								
Six-month period ended 6-30-2011								
(unaudited)	16.6143	-0.56	237	1.18[4]	0.86[4]	—	—	36
Year ended 12-31-2010	16.7817	26.41	244	1.17	0.54	—	—	78
Year ended 12-31-2009	13.2850	29.15	197	1.21	0.05	—	—	100
Year ended 12-31-2008	10.2867	-26.13	150	1.18	-0.14	—	—	110
Year ended 12-31-2007	14.3219	-4.13	205	1.18	0.17	—	—	122
Year ended 12-31-2006	15.6884	16.84	199	1.18	0.15	—	—	131
Value								
Six-month period ended 6-30-2011								
(unaudited)	6.2863	4.58	318	1.01[4]	0.55[4]	1.02[4]	0.54[4]	24
Year ended 12-31-2010	6.0523	18.71	316	1.01	0.52	1.02	0.51	51
Year ended 12-31-2009	5.1446	26.64	277	1.04	1.45	1.05	1.44	73
Year ended 12-31-2008	4.1537	-33.81	231	1.01	1.52	1.02	1.51	48
Year ended 12-31-2007	6.3640	1.90	364	1.01	1.12	1.02	1.11	51
Year ended 12-31-2006	6.7426	16.88	374	1.01	1.12	1.02	1.11	73

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES ($ amounts in thousands)

Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. The Trust is divided into 26 series (each a Portfolio). The assets belonging to each Portfolio, except Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the Pathfinder Portfolios), are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information. Each Portfolio's investment adviser is Waddell & Reed Investment Management Company (WRIMCO).

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Investments Valuation. Each Portfolio's investments are reported at fair value. Each Portfolio calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board of Trustees. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Precious metals are valued at the last traded spot price prior to the close of the NYSE.

Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-Counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price. Swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less and all securities held by Money Market are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. WRIMCO, pursuant to procedures adopted by the Board of Trustees, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board of Trustees.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Portfolio's own assumptions in determining the fair value of investments)

A fair value hierarchy and Level 3 reconciliation, if applicable, have been included in the Notes to Schedule of Investments for each respective Portfolio.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security. Transfer amounts from Level 1 to Level 2 during the period ended June 30, 2011 by Portfolio were as follows:

Asset Strategy	$480,349
Core Equity	11,264
Global Natural Resources	46,554
International Core Equity	380,174
International Growth	237,150
Science and Technology	10,691

These transfers were the result of fair value procedures applied to international securities, as described above, due to significant market movement of the S&P 500 on June 30, 2011.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of June 30, 2011, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Portfolios may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the Level 3 reconciliations have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's net asset value to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO, or the Portfolio's investment subadvisor, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Portfolio invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations,

partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Portfolio to fund future commitments at the borrower's discretion. At June 30, 2011, there were no such unfunded commitments.

Mortgage Dollar Roll Transactions. Certain Portfolios enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Portfolio sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Portfolio forgoes principal and interest paid on the mortgage securities sold. The Portfolio is compensated from negotiated fees paid by brokers offered as an inducement to the Portfolio to "roll over" their purchase commitments.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Portfolios may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Repurchase Agreements. Each Portfolio may purchase securities subject to repurchase agreements, which are instruments under which the Portfolio purchases a security, and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Portfolio will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statements of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted in the Schedule of Investments.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended June 30, 2011, management believes that no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2006.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Portfolios may have a concentration of risk, which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

New Accounting Pronouncements. In April 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-03 "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." The ASU 2011-03 is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem the financial assets before their maturity. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011. Management is currently evaluating the impact this ASU may have on the Portfolios' financial statements.

In May 2011, the FASB issued ASU No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. Management is currently evaluating the impact this ASU may have on the Portfolios' financial statements.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio, except the Pathfinder Portfolios, at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%
Balanced	0.700	0.700	0.650	0.650	0.600	0.550
Bond	0.525	0.500	0.450	0.400	0.400	0.400
Core Equity	0.700	0.700	0.650	0.650	0.600	0.550
Dividend Opportunities	0.700	0.700	0.650	0.650	0.600	0.550
Energy	0.850	0.850	0.830	0.830	0.800	0.760

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Global Bond	0.625%	0.600%	0.550%	0.500%	0.500%	0.500%
Global Natural Resources	1.000	0.850	0.830	0.830	0.800	0.760
Growth	0.700	0.700	0.650	0.650	0.600	0.550
High Income	0.625	0.600	0.550	0.500	0.500	0.500
International Core Equity	0.850	0.850	0.830	0.830	0.800	0.760
International Growth	0.850	0.850	0.830	0.830	0.800	0.760
Limited-Term Bond	0.500	0.450	0.400	0.350	0.350	0.350
Micro Cap Growth	0.950	0.950	0.930	0.930	0.900	0.860
Mid Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Money Market	0.400	0.400	0.400	0.400	0.400	0.400
Real Estate Securities	0.900	0.900	0.870	0.870	0.840	0.800
Science and Technology	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Value	0.850	0.850	0.830	0.830	0.800	0.760
Value	0.700	0.700	0.650	0.650	0.600	0.550

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 11), the fee is payable by each Portfolio, except the Pathfinder Portfolios, at the following annual rates for those Portfolios included in the settlement agreement:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.690%	0.690%	0.650%	0.650%	0.600%	0.550%
Bond	0.485	0.500	0.450	0.400	0.400	0.400
Core Equity	0.650	0.650	0.650	0.650	0.600	0.550
Growth	0.670	0.670	0.650	0.650	0.600	0.550
High Income	0.575	0.600	0.550	0.500	0.500	0.500
International Growth	0.820	0.820	0.830	0.830	0.800	0.760
Mid Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Science and Technology	0.830	0.830	0.830	0.830	0.800	0.760
Small Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Value	0.690	0.690	0.650	0.650	0.600	0.550

Effective August 6, 2007, the fee is contractually payable by Bond as follows:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Bond	0.475%	0.475%	0.450%	0.400%	0.400%	0.400%

The Pathfinder Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds.

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

WRIMCO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios.

Under agreements between WRIMCO and the named entities, the following serve as subadvisors to certain Portfolios: Mackenzie Financial Corporation serves as subadvisor to Global Natural Resources. Wall Street Associates serves as subadvisor to Micro Cap Growth. Advantus Capital Management, Inc. serves as subadvisor to Real Estate Securities. Each subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of WRIMCO and the Board of Trustees. WRIMCO pays all costs associated with retaining the subadvisors.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), doing business as WI Services Company (WISC), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios) pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Under the Accounting Services Agreement, each Pathfinder Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.75	$11.55	$17.75	$24.20	$31.60	$41.25	$48.15	$60.80	$74.25

Administrative Fee. Each Portfolio also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio, except Money Market and the Pathfinder Portfolios, may pay a service fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. During the period ended June 30, 2011, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Asset Strategy	$ 50
Core Equity	108
Growth	138
High Income	64
International Growth	52
Mid Cap Growth	16
Science and Technology	34
Small Cap Growth	43
Value	16

Effective January 28, 2010, WRIMCO has voluntarily agreed to reimburse sufficient expenses of Money Market to maintain a minimum annualized yield of 0.02%. For the period ended June 30, 2011, expenses in the amount of $152 were reimbursed. This reimbursement serves to reduce shareholder servicing.

For the period from August 23, 2010 through August 31, 2011, W&R and/or WRSCO have contractually agreed to reimburse sufficient expenses of Limited-Term Bond to effectively cap the expenses for the Portfolio at 0.76%. For the period ended June 30, 2011, expenses in the amount of $96 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

During the period ended June 30, 2011, the following amounts were waived as a result of the reduced management fees related to the voluntary waiver of management fee to any Portfolio, excluding Pathfinder Portfolios, having less than $25 million in net assets:

Global Bond	$17

Any amounts due to the Portfolios as a reimbursement but not paid as of June 30, 2011 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

3. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended June 30, 2011, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Pathfinder Aggressive	$ —	$ 4,295	$ —	$ 5,286
Pathfinder Conservative	—	9,690	—	8,757
Pathfinder Moderate	—	94,908	—	23,300
Pathfinder Moderately Aggressive	—	173,987	—	21,508
Pathfinder Moderately Conservative	—	33,613	—	10,631
Asset Strategy	—	436,155	—	420,829
Balanced	—	58,525	985	76,549
Bond	109,553	196,402	112,482	121,565
Core Equity	—	155,994	—	190,156
Dividend Opportunities	—	83,037	—	64,162
Energy	—	20,904	—	2,450

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Global Bond	$ —	$ 2,176	$ 866	$ 39
Global Natural Resources	—	109,194	—	105,303
Growth	—	209,706	—	255,554
High Income	—	145,203	—	124,493
International Core Equity	—	299,763	—	310,954
International Growth	—	87,991	—	86,482
Limited-Term Bond	35,856	83,336	25,240	31,623
Micro Cap Growth	—	16,627	—	20,108
Mid Cap Growth	—	64,259	—	48,598
Money Market	—	—	—	—
Real Estate Securities	—	10,841	—	9,437
Science and Technology	—	99,912	—	116,834
Small Cap Growth	—	147,535	—	163,565
Small Cap Value	—	84,962	—	84,250
Value	—	74,772	—	82,131

4. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2011 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Pathfinder Aggressive	$ 68,303	$ 4,596	$ 2	$ 4,594
Pathfinder Conservative	67,757	4,988	—	4,988
Pathfinder Moderate	490,500	51,892	—	51,892
Pathfinder Moderately Aggressive	601,442	64,702	175	64,527
Pathfinder Moderately Conservative	161,766	14,082	—	14,082
Asset Strategy	1,036,803	372,594	18,341	354,253
Balanced	286,257	91,236	1,564	89,672
Bond	543,774	18,649	6,503	12,146
Core Equity	358,165	82,307	4,488	77,819
Dividend Opportunities	284,072	60,690	3,333	57,357
Energy	55,670	11,428	1,436	9,992
Global Bond	7,205	35	31	4
Global Natural Resources	234,444	31,128	19,264	11,864
Growth	736,773	199,990	4,253	195,737
High Income	257,928	7,922	4,076	3,846
International Core Equity	554,117	58,131	17,716	40,415
International Growth	313,216	56,925	6,884	50,041
Limited-Term Bond	191,875	1,244	234	1,010
Micro Cap Growth	43,262	14,124	2,373	11,751
Mid Cap Growth	139,503	36,917	2,505	34,412
Money Market	199,851	—	—	—
Real Estate Securities	37,743	6,191	1,257	4,934
Science and Technology	276,414	71,232	14,643	56,589
Small Cap Growth	362,110	102,500	28,325	74,175
Small Cap Value	218,221	30,375	12,843	17,532
Value	283,307	46,204	13,294	32,910

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2010 and the post-October activity updated with information available through the date of this report were as follows:

Portfolio	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Losses Deferred
Pathfinder Aggressive	$ 1,503	$ 1,019	$ 611	$ 1,552	$—	$ —
Pathfinder Conservative	1,350	1,226	178	1,183	—	—
Pathfinder Moderate	4,715	6,737	1,055	6,399	—	—
Pathfinder Moderately Aggressive	5,997	6,739	1,725	7,170	—	—
Pathfinder Moderately Conservative	2,374	2,443	366	2,214	—	—
Asset Strategy	12,441	13,508	—	—	—	966
Balanced	7,059	10,685	5,145	23,648	—	—
Bond	20,720	14,859	—	3,666	—	1,364

Portfolio	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Losses Deferred
Core Equity	$ 4,025	$ 5,735	$ —	$ 8,917	$—	$355
Dividend Opportunities	2,410	3,107	—	—	—	—
Energy	90	—	—	—	—	44
Global Bond	—	—	—	—	—	4
Global Natural Resources	—	—	—	—	—	—
Growth	5,368	3,538	—	32,417	—	—
High Income	17,048	18,568	—	—	—	—
International Core Equity	7,010	8,597	—	—	—	—
International Growth	2,599	1,396	—	—	—	—
Limited-Term Bond	—	593	—	—	—	93
Micro Cap Growth	—	—	—	—	—	—
Mid Cap Growth	37	1,561	—	3,642	—	—
Money Market	117	—	—	—	—	—*
Real Estate Securities	668	294	—	—	—	—
Science and Technology	651	4,082	8,437	7,456	—	—
Small Cap Growth	—	—	—	3,356	—	—
Small Cap Value	151	1,072	—	—	—	—
Value	2,517	2,211	—	—	—	—

* Not shown due to rounding.

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following table shows the totals by year in which the capital loss carryovers will expire if not utilized.

Portfolio	2011	2012	2013	2014	2015	2016	2017	2018
Asset Strategy	$—	$—	$—	$ —	$—	$ —	$66,594	$46,718
Bond	—	—	—	—	—	613	2,826	—
Dividend Opportunities	—	—	—	—	—	1,195	16,086	—
Energy	—	—	—	—	—	1,276	1,950	432
Global Natural Resources	—	—	—	—	—	—	8,440	—
High Income	—	—	—	1,102	—	9,328	12,096	—
International Core Equity	—	—	—	—	—	—	24,210	—
International Growth	—	—	—	—	—	—	3,203	—
Limited-Term Bond	—	—	—	—	—	—	—	96
Micro Cap Growth	—	—	—	—	—	—	174	—
Money Market	—	—	—	—	—	—	—	9
Real Estate Securities	—	—	—	—	—	—	6,094	—
Small Cap Value	—	—	—	—	—	—	3,644	—
Value	—	—	—	—	—	—	4,327	—

5. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Pathfinder Aggressive				Pathfinder Conservative			
	Six months ended 6-30-11		Year ended 12-31-10		Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	310	$ 1,636	1,190	$ 5,577	1,246	$ 6,729	5,588	$28,151
Shares issued in reinvestment of distributions to shareholders	504	2,574	494	2,114	459	2,415	317	1,529
Shares redeemed	(669)	(3,528)	(836)	(3,885)	(1,295)	(6,989)	(1,286)	(6,535)
Net increase	145	$ 682	848	$ 3,806	410	$ 2,155	4,619	$23,145

Pathfinder Moderate

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	13,136	$ 70,531	30,833	$149,453
Shares issued in reinvestment of distributions to shareholders	2,497	13,160	1,265	5,769
Shares redeemed	(950)	(5,101)	(1,306)	(6,294)
Net increase	**14,683**	**$ 78,590**	**30,792**	**$148,928**

Pathfinder Moderately Aggressive

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	26,637	$ 146,729	29,744	$ 147,232
Shares issued in reinvestment of distributions to shareholders	2,582	13,926	1,699	7,721
Shares redeemed	(702)	(3,851)	(957)	(4,648)
Net increase	**28,517**	**$ 156,804**	**30,486**	**$ 150,305**

Pathfinder Moderately Conservative

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	4,678	$ 25,333	10,102	$ 50,636
Shares issued in reinvestment of distributions to shareholders	876	4,666	579	2,740
Shares redeemed	(1,051)	(5,695)	(1,098)	(5,508)
Net increase	**4,503**	**$ 24,304**	**9,583**	**$ 47,868**

Asset Strategy

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	13,923	$ 142,750	35,409	$ 324,411
Shares issued in reinvestment of distributions to shareholders	1,295	13,548	1,466	12,441
Shares redeemed	(13,120)	(134,728)	(24,854)	(225,520)
Net increase	**2,098**	**$ 21,570**	**12,021**	**$ 111,332**

Balanced

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	648	$ 6,328	1,350	$ 11,755
Shares issued in connection with merger of Mortgage Securities	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders	3,689	34,341	1,447	12,204
Shares redeemed	(2,968)	(29,036)	(6,253)	(54,791)
Net increase (decrease)	**1,369**	**$ 11,633**	**(3,456)**	**$ (30,832)**

Bond

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	13,416	$ 75,199	31,026	$ 171,807
Shares issued in connection with merger of Mortgage Securities	—	—	6,957	37,277
Shares issued in reinvestment of distributions to shareholders	3,353	18,531	3,852	20,719
Shares redeemed	(6,084)	(34,105)	(36,854)	(206,562)
Net increase (decrease)	**10,685**	**$ 59,625**	**4,981**	**$ 23,241**

Core Equity

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	903	$ 11,289	1,150	$ 12,062
Shares issued in reinvestment of distributions to shareholders	1,186	14,817	398	4,025
Shares redeemed	(3,389)	(42,349)	(7,276)	(75,943)
Net increase (decrease)	**(1,300)**	**$(16,243)**	**(5,728)**	**$ (59,856)**

Dividend Opportunities

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	6,071	$ 43,255	12,577	$ 75,265
Shares issued in reinvestment of distributions to shareholders	437	3,119	418	2,410
Shares redeemed	(3,950)	(27,927)	(3,540)	(21,415)
Net increase (decrease)	**2,558**	**$ 18,447**	**9,455**	**$ 56,260**

Energy

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	3,970	$ 27,113	2,567	$ 14,041
Shares issued in reinvestment of distributions to shareholders	—	—	18	90
Shares redeemed	(1,239)	(8,372)	(1,606)	(8,257)
Net increase	**2,731**	**$ 18,741**	**979**	**$ 5,874**

Global Bond

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	475	$ 2,391	1,000	$ 5,000
Shares issued in reinvestment of distributions to shareholders	1	4	—	—
Shares redeemed	(22)	(110)	—	—
Net increase	**454**	**$ 2,285**	**1,000**	**$ 5,000**

Global Natural Resources

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	6,622	$ 46,943	12,030	$ 68,096
Shares issued in reinvestment of distributions to shareholders	—	—	—	—
Shares redeemed	(5,253)	(36,972)	(10,421)	(57,001)
Net increase (decrease)	1,369	$ 9,971	1,609	$ 11,095

Growth

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	2,983	$ 31,893	6,395	$ 59,055
Shares issued in reinvestment of distributions to shareholders	3,414	35,978	597	5,368
Shares redeemed	(6,654)	(70,984)	(13,528)	(126,840)
Net increase (decrease)	(257)	$ (3,113)	(6,536)	$ (62,417)

High Income

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	10,143	$ 36,305	11,203	$ 37,492
Shares issued in reinvestment of distributions to shareholders	5,390	18,585	5,417	17,048
Shares redeemed	(7,047)	(25,209)	(11,888)	(39,762)
Net increase	8,486	$ 29,681	4,732	$ 14,778

International Core Equity

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	1,762	$ 31,232	3,438	$ 52,082
Shares issued in reinvestment of distributions to shareholders	487	8,611	512	7,010
Shares redeemed	(1,789)	(31,860)	(3,723)	(57,271)
Net increase	460	$ 7,983	227	$ 1,821

International Growth

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	4,485	$ 39,393	8,412	$ 62,603
Shares issued in reinvestment of distributions to shareholders	155	1,401	384	2,599
Shares redeemed	(2,370)	(20,781)	(4,729)	(35,363)
Net increase	2,270	$ 20,013	4,067	$ 29,839

Limited-Term Bond

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	10,312	$ 51,330	28,755	$ 143,791
Shares issued in reinvestment of distributions to shareholders	116	584	—	—
Shares redeemed	(358)	(1,779)	(50)	(253)
Net increase	10,070	$ 50,135	28,705	$ 143,538

Micro Cap Growth

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	173	$ 3,893	467	$ 8,405
Shares issued in reinvestment of distributions to shareholders	—	—	—	—
Shares redeemed	(279)	(6,291)	(422)	(7,543)
Net increase (decrease)	(106)	$ (2,398)	45	$ 862

Mid Cap Growth

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	3,780	$ 34,192	4,742	$ 34,588
Shares issued in reinvestment of distributions to shareholders	567	5,212	5	37
Shares redeemed	(1,905)	(17,281)	(2,331)	(16,549)
Net increase (decrease)	2,442	$ 22,123	2,416	$ 18,076

Money Market

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	57,754	$ 57,754	90,041	$ 90,041
Shares issued in reinvestment of distributions to shareholders	19	19	185	185
Shares redeemed	(32,464)	(32,464)	(63,125)	(63,125)
Net increase (decrease)	25,309	$ 25,309	27,101	$ 27,101

Real Estate Securities

	Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares	420	$ 2,852	715	$ 4,170
Shares issued in reinvestment of distributions to shareholders	43	307	120	668
Shares redeemed	(532)	(3,623)	(1,231)	(7,032)
Net increase (decrease)	(69)	$ (464)	(396)	$ (2,194)

	Science and Technology				Small Cap Growth			
	Six months ended 6-30-11		Year ended 12-31-10		Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,737	$ 31,026	2,705	$ 41,361	1,707	$ 19,054	2,825	$ 24,848
Shares issued in reinvestment of distributions to shareholders	652	11,547	626	9,088	292	3,358	—	—
Shares redeemed	(2,365)	(42,054)	(4,512)	(68,134)	(3,901)	(43,445)	(6,527)	(57,305)
Net increase (decrease)	24	$ 519	(1,181)	$(17,685)	(1,902)	$(21,033)	(3,702)	$(32,457)

	Small Cap Value				Value			
	Six months ended 6-30-11		Year ended 12-31-10		Six months ended 6-30-11		Year ended 12-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,027	$ 17,533	1,992	$ 28,232	2,559	$ 16,151	5,541	$ 29,648
Shares issued in reinvestment of distributions to shareholders	63	1,076	10	151	349	2,231	472	2,517
Shares redeemed	(1,346)	(23,020)	(2,302)	(33,259)	(4,530)	(28,474)	(7,548)	(40,861)
Net decrease	(256)	$ (4,411)	(300)	$ (4,876)	(1,622)	$(10,092)	(1,535)	$ (8,696)

6. DERIVATIVE INSTRUMENTS (All amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial position and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Swap Agreements. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or

other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

The creditworthiness of firms with which a Portfolio enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Portfolio has realized a gain or loss. For each Portfolio, when a written put is exercised, the cost basis of the securities purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying security (or basket of securities). With written options, there may be times when a Portfolio will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. A Portfolio may mitigate credit risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement which is the standard contract governing most derivative transactions between the Portfolio and each of its counterparties. The CSA allows the Portfolio and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Portfolio's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Portfolio from its counterparties are not fully collateralized contractually or otherwise, the Portfolio bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Asset Strategy. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Portfolio. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized total return swaps and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Portfolio utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Portfolio utilized short futures on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Portfolio.

Global Bond. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either hedge a position held by the Portfolio, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Global Natural Resources. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to specific sectors or companies, and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures on equity indices and purchased option contracts on individual equity securities. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

High Income. The Portfolio's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Portfolio utilized forward contracts.

International Core Equity. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

International Growth. The Portfolio's objectives in using derivatives during the period included managing the exposure to various foreign currencies and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual securities, the Portfolio utilized total return swaps.

Mid Cap Growth. The Portfolio's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Portfolio and hedging market risk on equity securities. To achieve these objectives, the Portfolio utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Science and Technology. The Portfolio's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Portfolio utilized options, both written and purchased, on individual equity securities owned by the Portfolio and on domestic equity indices.

Small Cap Value. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

Value. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2011:

Portfolio	Type of Risk Exposure	Assets — Statement of Assets & Liabilities Location	Value	Liabilities — Statement of Assets & Liabilities Location	Value
Asset Strategy	Equity	Investments in unaffiliated securities at market value*	$5,421		
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,939	Unrealized depreciation on forward foreign currency contracts	$3,795
Global Bond	Foreign currency			Unrealized depreciation on forward foreign currency contracts	12
Global Natural Resources	Equity	Investments in unaffiliated securities at market value*	22,331	Unrealized depreciation on futures contracts**	602
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	262	Unrealized depreciation on forward foreign currency contracts	293
High Income	Foreign currency			Unrealized depreciation on forward foreign currency contracts	97
International Growth	Equity			Unrealized depreciation on swap agreements	263
Mid Cap Growth	Equity			Written options at market value	38
Small Cap Value	Equity			Written options at market value	347
Value	Equity			Written options at market value	486

Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.
**The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of June 30, 2011.*

Amount of realized gain (loss) on derivatives recognized in the Statement of Operations for the period ended June 30, 2011:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy	Equity	$(10,399)	$1,192	$ —	$2,029	$—	$(7,178)
	Foreign currency	—	—	—	—	(9,471)	(9,471)
Global Natural Resources	Equity	8,734	—	(347)	—	—	8,387
	Foreign currency	—	—	—	—	(1,777)	(1,777)
High Income	Foreign currency	—	—	—	—	(9)	(9)
International Core Equity	Foreign currency	—	—	—	—	(296)	(296)

Portfolio	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
International Growth	Equity	$—	$1,146	$—	$—	$—	$1,146
	Foreign currency	—	—	—	—	(2,123)	(2,123)
Mid Cap Growth	Equity	(353)	—	—	95	—	(258)
Science and Technology	Equity	(1,356)	—	—	341	—	(1,015)
Small Cap Value	Equity	—	—	—	262	—	262
Value	Equity	—	—	—	(44)	—	(44)

Change in unrealized appreciation (depreciation) on derivatives recognized in the Statement of Operations for the period ended June 30, 2011:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy	Equity	$(1,241)	$ (15)	$—	$508	$—	$ (748)
	Foreign currency	—	—	—	—	613	613
Global Bond	Foreign currency	—	—	—	—	(12)	(12)
Global Natural Resources	Equity	(6,708)	—	(410)	—	—	(7,118)
	Foreign currency	—	—	—	—	204	204
High Income	Foreign currency	—	—	—	—	(106)	(106)
International Growth	Equity	—	(421)	—	—	—	(421)
	Foreign currency	—	—	—	—	804	804
Mid Cap Growth	Equity	5	—	—	212	—	217
Small Cap Value	Equity	—	—	—	(43)	—	(43)
Value	Equity	—	—	—	166	—	166

During the period ended June 30, 2011, the average derivative volume was as follows:

Portfolio	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[3]	Written options[3]
Asset Strategy	$210,057	$212,610	$—	$ —	151	4,561	2,427
Global Bond	192	198	—	—	—	—	—
Global Natural Resources	44,853	45,474	—	30,919	—	13,119	—
High Income	1,327	1,345	—	—	—	—	—
International Core Equity	2,595	2,623	—	—	—	—	—
International Growth	12,549	12,934	—	—	1,328,912	—	—
Mid Cap Growth	—	—	—	—	—	477	606
Science and Technology	—	—	—	—	—	128	128
Small Cap Value	—	—	—	—	—	—	4,560
Value	—	—	—	—	—	—	7,122

(1) Average principal amount outstanding during the period.
(2) Average market value outstanding during the period.
(3) Average number of contracts outstanding during the period (unrounded).

7. COMMITMENT ($ amounts in thousands)

In connection with Asset Strategy's investment in Vietnam Azalea Fund Limited (VAF), the Portfolio is contractually committed to provide additional capital of up to $1,018 if and when VAF requests such contributions or draw downs. The total commitment is limited to $3,000. At June 30, 2011, Asset Strategy had made a total contribution of $1,982. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF's investment strategy is to make minority investments in future blue-chip Vietnamese companies.

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. At June 30, 2011, High Income had outstanding bridge loan commitments of $16,570. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest and amortization from unaffiliated securities in the Statements of Operations.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2011 follows:

	12-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-11 Share Balance	6-30-11 Market Value
Pathfinder Aggressive							
Ivy Funds VIP Bond	573	$ 706	$ 132	$ 30	$ 100	675	$ 3,738
Ivy Funds VIP Dividend Opportunities	1,307	168	683	201	84	1,206	8,568
Ivy Funds VIP Growth	1,062	624	590	589	42	1,046	11,078
Ivy Funds VIP International Core Equity	576	399	275	143	147	576	10,098
Ivy Funds VIP International Growth	1,345	299	340	149	46	1,324	11,943
Ivy Funds VIP Limited-Term Bond	1,952	1,746	412	—*	35	2,221	11,147
Ivy Funds VIP Mid Cap Growth	438	151	342	303	—*	396	3,647
Ivy Funds VIP Small Cap Growth	224	37	276	172	—	188	2,164
Ivy Funds VIP Small Cap Value	369	81	532	219	25	330	5,481
Ivy Funds VIP Value	857	84	287	150	35	801	5,033
				$ 1,956	$ 514		$ 72,897

	12-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-11 Share Balance	6-30-11 Market Value
Pathfinder Conservative							
Ivy Funds VIP Bond	3,561	$ 4,067	$1,574	$ 219	$ 589	3,994	$ 22,110
Ivy Funds VIP Dividend Opportunities	1,908	1,005	1,808	765	117	1,685	11,973
Ivy Funds VIP Growth	511	560	627	422	19	481	5,097
Ivy Funds VIP International Core Equity	212	313	325	156	51	203	3,556
Ivy Funds VIP International Growth	433	275	384	110	14	408	3,678
Ivy Funds VIP Limited-Term Bond	1,346	1,112	547	2	23	1,460	7,328
Ivy Funds VIP Mid Cap Growth	181	150	190	221	—*	156	1,439
Ivy Funds VIP Money Market	13,554	1,981	1,098	—	2	14,437	14,437
Ivy Funds VIP Small Cap Growth	77	58	125	102	—	62	711
Ivy Funds VIP Small Cap Value	48	55	103	69	3	41	676
Ivy Funds VIP Value	253	114	178	103	10	226	1,418
				$ 2,169	$ 828		$ 72,423

	12-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-11 Share Balance	6-30-11 Market Value
Pathfinder Moderate							
Ivy Funds VIP Bond	15,133	$27,537	$ 497	$ 732	$2,876	19,964	$110,509
Ivy Funds VIP Dividend Opportunities	10,708	10,625	5,104	2,136	756	11,172	79,386
Ivy Funds VIP Growth	4,641	8,611	2,175	2,690	201	5,164	54,680
Ivy Funds VIP International Core Equity	2,162	5,864	681	342	600	2,436	42,726
Ivy Funds VIP International Growth	6,621	8,141	1,188	613	245	7,341	66,235
Ivy Funds VIP Limited-Term Bond	8,581	12,023	258	2	167	10,945	54,947
Ivy Funds VIP Mid Cap Growth	2,296	3,297	1,453	1,991	1	2,350	21,617
Ivy Funds VIP Money Market	43,191	11,222	259	—	5	54,153	54,153
Ivy Funds VIP Small Cap Growth	978	1,396	1,073	899	—	931	10,694
Ivy Funds VIP Small Cap Value	1,209	2,722	1,474	969	90	1,224	20,343
Ivy Funds VIP Value	4,017	3,470	1,303	745	180	4,236	26,629
				$11,119	$5,121		$541,919

	12-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-11 Share Balance	6-30-11 Market Value
Pathfinder Moderately Aggressive							
Ivy Funds VIP Bond	8,112	$23,411	$ 122	$ 435	$1,741	12,269	$ 67,914
Ivy Funds VIP Dividend Opportunities	11,444	22,673	4,220	1,858	916	13,761	97,781
Ivy Funds VIP Growth	4,960	17,269	1,685	2,902	243	6,354	67,282
Ivy Funds VIP International Core Equity	2,893	15,601	309	161	909	3,746	65,704
Ivy Funds VIP International Growth	8,854	22,239	575	336	371	11,278	101,758
Ivy Funds VIP Limited-Term Bond	13,797	31,992	188	1	303	20,185	101,329
Ivy Funds VIP Mid Cap Growth	3,065	8,260	1,593	2,599	2	3,616	33,269
Ivy Funds VIP Money Market	23,139	10,232	63	—	3	33,307	33,307
Ivy Funds VIP Small Cap Growth	1,566	4,496	1,481	1,392	—	1,720	19,752
Ivy Funds VIP Small Cap Value	2,259	10,344	2,221	1,543	190	2,642	43,895
Ivy Funds VIP Value	4,295	7,470	1,018	603	218	5,215	32,780
				$11,830	$4,896		$664,771

	12-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributions Received	6-30-11 Share Balance	6-30-11 Market Value
Pathfinder Moderately Conservative							
Ivy Funds VIP Bond	6,236	$11,101	$ 860	$ 326	$1,151	8,061	$ 44,622
Ivy Funds VIP Dividend Opportunities	3,530	3,811	2,267	939	242	3,612	25,664
Ivy Funds VIP Growth	1,377	2,727	1,003	922	58	1,502	15,905
Ivy Funds VIP International Core Equity	445	1,310	327	156	120	492	8,630
Ivy Funds VIP International Growth	1,818	2,445	718	319	66	1,976	17,832
Ivy Funds VIP Limited-Term Bond	2,829	3,881	358	3	53	3,536	17,752
Ivy Funds VIP Mid Cap Growth	757	1,165	585	760	—*	760	6,988
Ivy Funds VIP Money Market	21,358	5,430	541	—	2	26,248	26,248
Ivy Funds VIP Small Cap Growth	161	251	205	173	—	151	1,729
Ivy Funds VIP Small Cap Value	100	245	153	103	7	99	1,645
Ivy Funds VIP Value	1,324	1,247	609	341	58	1,369	8,608
				$4,042	$1,757		$175,623

	12-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6-30-11 Share Balance	6-30-11 Market Value
Asset Strategy							
Vietnam Azalea Fund Limited[2]	300	$ —	$ —	$ —	$ —	300	$ 1,257

*Not shown due to rounding.
(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.
(2)No dividends were paid during the preceding 12 months.

9. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Portfolio	Outstanding at 12-31-10	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-11
Asset Strategy						
Number of Contracts	6,486	978	(6,815)	—	(649)	—
Premium Received	$1,959	$ 338	$(2,081)	$ —	$ (216)	$ —
Mid Cap Growth						
Number of Contracts	676	3,046	(1,803)	(702)	(713)	504
Premium Received	$ 196	$ 470	$ (273)	$ (228)	$ (91)	$ 74
Science and Technology						
Number of Contracts	—	2,308	(1,860)	—	(448)	—
Premium Received	$ —	$ 483	$ (159)	$ —	$ (324)	$ —
Small Cap Value						
Number of Contracts	308	19,623	(1,391)	(1,665)	(8,928)	7,947
Premium Received	$ 11	$ 755	$ (91)	$ (110)	$ (252)	$ 313
Value						
Number of Contracts	3,166	19,297	(4,176)	(4,169)	(4,480)	9,638
Premium Received	$ 306	$ 1,274	$ (358)	$ (441)	$ (247)	$ 534

10. BUSINESS COMBINATIONS (All amounts in thousands)

On March 29, 2010, Bond acquired all the net assets of Mortgage Securities pursuant to a plan of reorganization approved by the shareholders of Mortgage Securities on March 1, 2010. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of 6,957 shares of Bond (valued at $37,277) for the 8,522 shares of Mortgage Securities outstanding on March 29, 2010. The investment portfolio of Mortgage Securities, with a fair value of $37,185 and identified cost of $37,056 was the principal asset acquired by Bond. For financial reporting purposes, assets received and shares issued by Bond were recorded at fair value; however, the identified cost of the investments received from Mortgage Securities was carried forward to align ongoing reporting of Bond's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Mortgage Securities had net assets of $37,277, including $129 of net unrealized appreciation in value of investments and $4,623 of accumulated net realized losses on investments, which were combined with those of Bond. The aggregate net assets of Bond and Mortgage Securities immediately before the acquisition were $511,903 and $37,277, respectively. The aggregate net assets of Bond and Mortgage Securities immediately following the acquisition were $549,180 and $0, respectively.

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Mortgage Securities that have been included in Bond's Statement of Operations since March 29, 2010.

11. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors (now Trustees) and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the Ivy Funds Variable Insurance Portfolios (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors (now Trustees) and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, required Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors (now Trustees). The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts. However, as noted above, the SEC Order makes certain findings with respect to market timing activities in some of the Waddell & Reed Advisors Funds only. Accordingly, it is not expected that shareholders of Ivy Funds Variable Insurance Portfolios will receive distributions of settlement monies.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

PROXY VOTING INFORMATION
Ivy Funds VIP

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds VIP

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

This page is for your notes and calculations.

The Ivy Funds Variable Insurance Portfolios Family

Global/International Portfolios

International Core Equity

International Growth

Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Growth

Small Cap Value

Value

Fixed Income Portfolios

Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolios

Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Global Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Real Estate Securities

Science and Technology

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Funds Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.